MEDIASET

082-04515

12g3-2(b)

RECEIVED
2008 MAY 13 A 9:51
FFICE OF INTERN... CORPORATE FIN...

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL

[redacted]

08002487

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 2nd May 2008

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of April.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
MAY 15 2008
THOMSON REUTERS

Emanuela Bianchi
(Corporate Affaires)

Emanuela Bianchi

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

5/13

12g3-2(b)

MEDIASET

Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan,
Share capital: EUR 614,238,333.28 fully paid in
Tax - VAT - Milan Company Register no. 09032310154
e-mail: direzione.affarisocietari@mediaset.it
www.mediaset.it

GENERAL SHAREHOLDERS' MEETING

We advise Shareholders that sufficient shares cannot be guaranteed in attendance for a quorum at first call, and that the general meeting will therefore be held at second call on **16 April 2008, 10.00 am**, in Cologno Monzese, via Cinelandia 5.

The Chairman: Fedele Confalonieri

GRUPPO MEDIASET

PRESS RELEASE

PUBLITALIA AGM:
GIULIANO ADREANI CONFIRMED FOR THREE YEARS AS CHAIRMAN AND CHIEF EXECUTIVE

At the Annual General Meeting of Publitalia '80 SpA, the Mediaset Group company with exclusive rights to sell television advertising, which was held today, the shareholders appointed the new board of directors that will remain in office for three years.

Giuliano Adreani was confirmed in his position as chairman, as were all of the directors.

The new board met after the end of the AGM and renewed the chairman, Giuliano Adreani's nomination as chief executive.

Cologno Monzese, 10 April 2008

Department of Corporate Communications & Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO MEDIASET

PRESS RELEASE

BOARDS NOMINATED DURING THE AGMs OF RTI and MEDUSA

The Annual General Meetings of RTI and Medusa, both companies of the Mediaset Group, were held today and the shareholders nominated the boards of the companies that will remain in office for three years.

At RTI, Pier Silvio Berlusconi was confirmed in his position as chairman, as were all of the directors. The new board then proceeded to re-nominate Gina Nieri and Niccolò Querci, as the chairman's deputies and Marco Giordani as managing director.

At Medusa, Carlo Rossella was confirmed in his position as chairman, as were all of the directors. The new board then proceeded to re-nominate Giampaolo Letta as deputy chairman and managing director.

Cologno Monzese, 10 April 2008

Department of Corporate Communications & Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

12g3-2(b)

TELECINCO

RECEIVED
2008 MAY 13 A 9:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMMUNICATION OF A RELEVANT EVENT

According to the provisions of Section 82 of the Spanish Stock Market Act No. 24/88, of 28 July 1988, "**GESTEVISIÓN TELECINCO, S.A.**" reports the following

RELEVANT EVENT

The Annual General Meeting of "GESTEVISION TELECINCO, S.A." has been held on 9th April 2008 at 10:30 am on first call, with the attendance of 835 shareholders present (782 of them using remote voting by postal or electronic means) and 2,102 shareholders by proxy, which in total own 187,432,901 shares representing 75.994% of the company's share capital.

All resolutions proposed by the Board of Directors were approved during the Meeting concerning the items contained in the Agenda and stated in the Notice Convening the Annual General Meeting.

The full text of these approved resolutions is provided below.

ANNUAL GENERAL MEETING
9 April 2008
RESOLUTIONS ADOPTED

Item one.- – **Examination and approval of the Annual Accounts (Balance Sheet, Profit and Loss Account, as well as the Notes to the Annual Financial Statements) and of the Management Report of both GESTEVISIÓN TELECINCO, S.A. and its Consolidated Group of Companies for the year to 31 December 2007.**

Resolution adopted:

To approve the company's annual accounts, comprised of the Balance Sheet, the Profit and Loss Account and the Annual Report, as well as the Management Report of "GESTEVISION TELECINCO, S.A." and its Consolidated Group for the twelve-month period ended on 31 December, 2007, submitted by the Board of Directors.

TELECINCO

<u>Item two</u>.- Distribution of profit for 2007.

Resolution adopted:

1. To distribute the profit for 2007, amounting to 319,332,000 euros, as follows:

(thousands of €)

To Legal Reserve	0 €
To Voluntary Reserves	1,770 €
To dividend	317,562 €
Total	319,332 €

2. To fix the Dividend payable on the present date at €1.30 per share, net of the amount payable on shares held by the company. Should the number of shares held by the Company change before the time the General Meeting takes place on 9 April 2008, the dividend per share would be adjusted accordingly.

3. To pay dividends to GESTEVISIÓN TELECINCO, S.A. shareholders as of the 7 May 2008.

<u>Item three</u>.- Examination and approval of the management of the company's business by the Board of Directors during 2007.

Resolution adopted:

To approve the way in which the Board of Directors conducted the company's business during 2007.

<u>Item four</u>.- Determination of the maximum overall annual remuneration payable to the Company's Directors.

Resolution adopted:

In accordance with Article 56 of the Articles of Association, the maximum amount that may be paid by the Company each year to its Directors as (i) fixed annual remuneration and (ii) attendance fees is established at €1,800,000.

If, exceptionally, the above-mentioned maximum figure is reached as a result of the number of meetings of the Board or of its Committees taking place during a given year, the directors will not be entitled to receive further fees for attending the rest of the meetings of the Board or of its Committees during that year.

The exact amounts payable to the various directors as attendance fees and as fixed remuneration shall be fixed by the Board of Directors.

TELECINCO

<u>Item five</u>.- Awarding company shares to Directors who perform executive duties and to Senior Managers of the Company, as part of their remuneration.

Resolution adopted:

To approve payment through shares in the company as part of the variable remuneration of the Executive Officers and Managing Directors of GESTEVISION TELECINCO, S.A. or of member companies of its Consolidated Group for 2007, under the following terms:

- Beneficiaries: The Executive Officers and the Managing Directors of GESTEVISIÓN TELECINCO, S.A or of member companies of its Consolidated Group.

- Voluntary nature: Receipt of variable remuneration in the form of shares is voluntary on the part of the beneficiaries.

- Maximum amount: The maximum amount of shares to be received by each beneficiary is the result of applying 12,000 euros to the average quoted price per share on the date of delivery.

- Delivery date: The date initially planned for delivery of the shares is 30 April 2008.

- Source of the shares: Own shares held by the company.

- Maximum number of shares to be delivered: The result of dividing 12,000 euros by the average quoted price per share on the date of delivery.

- Value of the shares: Average quoted price per share on the date of delivery.

- Effective term: This remuneration system will apply to the date of delivery which shall be verified in any case before one month has passed from the date of approval by the Annual General Meeting.

<u>Item six</u>.- Implementation of a remuneration scheme for Executive Directors and Senior Managers of the Company and Group member companies.

Resolution adopted:

To approve the creation of a remuneration scheme (the "Remuneration Scheme") for Executive Directors and Senior Managers of the Consolidated Group, tied to the value of the Company's shares as well as to the Group's results and to such specific objectives as may be determined for each participant. The basic features of the proposed Remuneration Scheme are as follows:

TELECINCO

- Eligible persons: Executive directors and managers of the Group, determined in each case by the Board of Directors.
- Purpose: To grant an incentive consisting of the payment of a variable remuneration with reference to the value of shares of the company.
- Number of shares: The maximum number of shares to be taken as a reference for fixing the incentive to participants in the Remuneration Scheme is equal to 1% of the Company's share capital; the Company's Executive Directors shall receive up to 16% of said 1%. The Company may not increase its share capital to meet payments under this Remuneration Scheme.
- Date of delivery: Any date agreed upon by the Board of Directors, which shall be within 6 months of the date that the Remuneration Scheme was approved by the Annual General Meeting.
- Strike price: The reference share price is equal to the average quoted price of the Company's shares during the 30–day period preceding the incentive award date.
- Effective term: Up to five (5) years from the date that they are granted; the incentives may be made effective when determined by the Board of Directors.

To facilitate implementation of the above resolutions, the General Meeting unanimously resolves to delegate in the Board of Directors all the necessary powers for the purpose, with explicit authority for the Board in turn to delegate these powers in any individual members of the Board.

Item seven.- Authorisation so that the company may buy back shares directly or through Group member companies, according to the provisions of Section 75 and related provisions of the Limited Companies Act, cancelling similar authorisations previously granted by the General Meeting, as well as granting authority for using treasury stock in implementing remuneration plans.

Resolution adopted:

1. To authorize the Board of Directors of Gestevisión Telecinco S.A., in accordance with the provisions of Article 75 and following of the Limited Companies Act currently in effect, to proceed to buy back shares of the company by any means, directly or through companies owned by it, subject to the following limits and requirements:

   - The shares may be acquired by sale–and–purchase or any other form of transfer for valuable consideration.

   - The maximum number of shares to be acquired, in addition to those owned by GESTEVISIÓN TELECINCO, S.A. or any of the Companies under its control, shall not exceed five percent (5%) of the Company's share capital.

TELECINCO

- Shares to be acquired shall be free of all encumbrances or charges, totally paid and not subject to any other obligation.
- The minimum purchase price of the shares shall not be less than their nominal value, and the maximum price shall not exceed one hundred and twenty per cent (120%) of their listed value on the purchase date.
- Effective period of the authorization: Eighteen (18) months beginning the date of this agreement.
- These transactions shall furthermore be carried out in compliance with the relevant rules contained in the Company's Internal Code of Conduct.

2. To cancel the authority granted on this matter at the General Meeting of 11th April 2007.
3. To authorize the Board of Directors to use either all or part of the treasury shares acquired to execute remuneration plans whose purpose is or are designed to deliver shares or share options, or which are based in any way on the performance of the shares on the stock market, as established in Paragraph 1st of Article 75 of the Limited Companies Act.
4. To authorize the Board of Directors to fund, upon resolving to acquire own shares, a non-distributable reserve for an amount equal to the acquisition cost of the shares.

<u>Item eight</u>.- Designation of auditors, both for "GESTEVISIÓN TELECINCO S.A." as well as its consolidated group of companies.

Resolution adopted:

To appoint the firm "Ernst & Young, S.L". as Auditors of GESTEVISIÓN TELECINCO, S.A. and its Consolidated Group of companies for the years 2008, 2009, 2010. "Ernest & Young, S.L. has its address in Madrid, at Edificio Torre Picasso, Plaza de Pablo Picasso no. 1; company identification number A–789700506; is registered in the Official Register of Auditors operating in Spain, and is registered at the Madrid Company Register in volume 1,225, folio 1, page M-23.123

<u>Item nine</u>.- Appointment of Directors in case of resignation

Resolutions adopted:

Appointment of a new member of the Board of Directors, in substitution of the resingning Director Mr. José María Bergareche Busquet, and for the statutory period, to Mr. Massimo Musolino, being of age, married, with the Italian nationality, and with professional residence in Madrid, Carretera de Fuencarral a Alcobendas, 4 with NIE nº X-2251068.

TELECINCO

Item ten: - Presentation of the remuneration policy of the Directors

Resolutions adopted:

According to the stablished on the article 5 of the Appointment and retribution of the Board regulation and article 6 of the Board of Directors regulation, has been object of presentation to the General Shareholder's meeting the remuneration policy of the Directors of Telecinco.

Item eleven.- Granting of authority to the Board of Directors, by the General Meeting, for legalizing, interpreting, correcting and carrying out the above resolutions, as well as for delegating these authorities in others.

Resolution adopted:

To authorize the Board of Directors, with explicit authority for the Board to delegate these powers in any of its Managing Directors or in the Secretary of the Board, so that any one of them may legalize and acknowledge into a public document the resolutions approved at this General Meeting. In particular, they may file a certified copy of the resolutions approving the Annual Accounts and the distribution of profit with the Company Register, along with such documents as are required by law, and may execute all such public or private documents as shall be necessary until these resolutions are duly entered at the Company Register. The above includes authority for filing a petition for partial registration and also for correcting or rectifying such documents in the light of how these are rated by the Registrar either verbally or in writing.

The Secretary
Mario Rodríguez Valderas

GRUPPO MEDIASET

RECEIVED
2008 MAY 13 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Ordinary and Extraordinary Shareholders' Meeting 16 April 2008

MEDIASET AGM APPROVES ANNUAL REPORT FOR 2007

DIVIDEND OF €0.43 PER SHARE

NOMINATION OF NEW BOARD OF STATUTORY AUDITORS

The Annual General Meeting of the Shareholders of Mediaset, which met today under the chairmanship of Fedele Confalonieri, has approved the Meduaset Group's annual report, as well as that of the parent company Mediaset SpA. for the year ended 31 December 2007, together with the management report, as deliberated by the board of directors held on 11 March 2008.

Mediaset Group. In 2007 the group generated consolidated revenues of €4,082.1 million (€3,747.6 million in 2006), operating profits (EBIT) of €1,149.0 million (€1,036.6 million in 2006) and a net profit of €506.8 million (€505.5 million in 2006).

Mediaset SpA. The parent company ended 2007 with a net profit of €481.6 million, after amortizations and depreciations for €14.1 million.

The Annual General Meeting resolved to distribute to the Shareholders a dividend of €0.43 per share, a figure unchanged from the previous year. Payment will be from 22 May 2008 with coupon detachment on 19 May 2008 (coupon n. 12).

Nomination of the Board of Statutory Auditors

The Shareholders also nominated, following the expiry of the previous mandate, the new board of Statutory Auditors.
In line with Consob regulations, a list was presented by Italian funds who have deposited a stake of a little over 0.5% of the share capital.
Mediaset welcomes this contribution by authoritative institutional investors who from this year will be more involved in the life of the company.

Following the ballot, which was carried on the basis of a voting list, the new board of Statutory Auditors is made up as follows:

Chairman: Alberto Giussani
(from the minority list presented by institutional investors)

GRUPPO MEDIASET

Standing auditors: Francesco Vittadini
(from the majority list presented by Fininvest SpA)
Silvio Bianchi Martini
(from the majority list presented by Fininvest SpA)

Substitutes: Mario D'Onofrio
(from the minority list presented by institutional investors)
Antonio Marchesi
(from the majority list presented by Fininvest SpA)

The elected Auditors will remain in office for three years.

The curriculum vitae of each standing auditor is available at www.mediaset.it.

External auditors

With the approval of the 2007 accounts, the mandate held by Deloitte e Touche expired.
The Shareholders agreed to appoint the auditing company **Reconta Ernst & Young S.p.A.,** for the years 2008/2016, for the auditing of the company and consolidated accounts and the limited audit of the half yearly reports.

Buy back and utilisation of Treasury Stock

The Shareholders renewed the authorisation to the Board of Directors to renew authorisation to effect share buy backs in order to pursue, in the interests of the company, the aims foreseen by relevant regulations, including:

a) the availability of shares to be sold to employees of the company, its subsidiaries and holding, as part of the Stock Option Plan for 2003-2005 and 2006-2008;
b) to conduct operations for trading, coverage or arbitrage purposes.
c) conduct investment operations in liquidity.

Buy back operations will be conducted in accordance with Artt. 2357 ff. of the Civil Code, Art. 132 of D. Lgs. 58/98, Art. 144-bis of the Consob Regulations implementing the legislative decree of 24 February 1998, n. 58, regarding the regulation of issuers and all other applicable norms, including those of the Directive 2003/6 and relative national and European norms.

The company's current share capital of €614,238,333.28, is divided into 1,181,227,564 ordinary shares and, on 11 March 2008 the company had in its portfolio. 44,825,000 shares, corresponding to 3.79% of the share capital; Mediaset's subsidiary companies do not hold shares in the parent company.

GRUPPO MEDIASET

The Shareholders attributed to the Board of Directors the power to buy, also through options trading or financial instruments and derivatives of Mediaset stock, up to a maximum of 118,122,756 and, in any case, within the legal limit, of ordinary company shares with a nominal value of €0.52 each (equal to 10% of the company's share capital), in one or more operations, up until the approval of the Company's Annual Report for the year ended 31 December 2008, and, in any case, for a period of not more than 18 months from the date of Shareholders' approval. The above sum is guaranteed by existing reserves from the last approved balance sheet.

Buy back operations will follow the following procedure:

i) buy backs destined to facilitate the Stock Option Plans for 2003/2005 and 2006/2008, must be made on the listing Stock Exchange at a price that is not greater than the reference price of the stock on the day prior to each single operation and not less than 20% less than the price recorded by the stock on the day prior to each single operation.

ii) any other eventual buy backs must be made on the listing stock exchange according to the procedures foreseen by Art 144- *bis* b) and c) of the Regulations for Issuers at a price not greater than 20% and not less than 20% of the reference price of the stock on the day before any such operation. Such parameters are considered adequate to identify the range of value within which any acquisition is in the interest of the company.

The Shareholders also authorised, as per Art: 2357 *ter* of the Civil Code, the Board of Directors, within the terms of the law and norms that may be introduced from time to time, and the regulations issued by Borsa Italiana and in conformity with relevant European norms, to:

a) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, to employees of the company, its subsidiaries or holding, for the exercise of options to buy such shares held by the said employees at the prices, on the terms and in the manner foreseen by the conditions of each of the Stock Option Plans for 2003/2005 and 2006/2008. The present authorisation applies to the period of validity established by the stock option plans;
b) transfer company shares acquired on the basis of the present authorisation, or already held in the portfolio, in the following alternative procedures:

i) in cash; in such cases, sales will be effected on the listing stock exchange and/or off market, at a price of not less than 90% of the reference price of the stock on the day before any such operation;

ii) by trading, exchange, contribution or other operations, in the context of industrial plans or extraordinary financial operations. In such cases, the economic terms of the transfer, including the evaluation of the shares that are involved in the exchange, will be determined with the assistance of independent adjudicators, given the nature and the characteristics of the deal, also taking account of the market performance of Mediaset shares.

The authorisation as at b) above is agreed for a period of not more than 18 months from the date of the resolution.

GRUPPO MEDIASET

STATUTORY MODIFICATIONS

In order to bring the company statute into line with the Transparency Directive (legislative decree n° 195 of 6 November 2007), the Shareholders agreed modifications to the statute relating to shareholders' meetings and the regulation of management and control boards. Of note among the changes are the terms for the calling of shareholders' meetings and the harmonisation of the procedures for the presentation and voting of lists for the board of directors with those for the board of statutory auditors.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books.

Cologno Monzese, 16 April 2008

Department of Corporate Communications & Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

12g3-2(b)

RECEIVED

2008 MAY 13 A 9:02

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MEDIASET

Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan
Share capital: EUR 614,238,333.28, fully paid in
Tax, VAT & Milan Company Register No. 09032310154

FINANCIAL STATEMENTS AT DECEMBER 31, 2007 AND CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2007

The General Shareholders' Meeting of April 16, 2008 approved the financial statements at December 31, 2007. You are therefore advised that in compliance with the provisions of Consob resolution 11971, May 14, 1999, as amended, the financial statements at December 31, 2007, complete with the documentation required by said provisions, as well as the consolidated financial statements at December 31, 2007, were filed at the company's registered office and Borsa Italiana S.p.A. and are available to the general public upon request, in addition to being published on the corporate website www.mediaset.it.
The minutes of the aforementioned general meeting will be available for consultation by the public at the headquarters of Borsa Italiana S.p.A. from April 30, 2008.

PAYMENT OF DIVIDEND FOR FISCAL 2007

Shareholders are advised that, pursuant to the resolution of the General Meeting on April 16, 2008, from next May 22, 2008, the dividend for fiscal 2007 will be paid in the amount of EUR 0.43 per share (coupon no. 12), less withholdings pursuant to the law. From May 19, 2008 the shares will be traded ex dividend.

MEDIASET

RECEIVED
2008 MAY 13 A 9:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNUAL INFORMATION DOCUMENTS – Pursuant to Art. 54 Reg. Consob n. 11971/1999

Informations available on NIS ((Network Information System) and on "www.mediaset.it" web site

Date	Type	NIS			WEB SITE
		Price Sensitive	No Price Sensitive	Document	
19/04/2007	Comunicato stampa (ITA) Gruppo Mediaset - Approvazione bilancio 2006; Press release (ENG) Mediaset Group - shareholders meeting approves 2006 results	X			X
19/04/2007	Documento: (ITA) Gruppo Mediaset – bilancio civilistico e consolidato al 31.12.2006; (ENG) Mediaset Group 2006 Annual Report			X	X
02/05/2007	Documento: Mediaset S.p.A. – verbale assemblea degli azionisti del 19 aprile 2007			X	X
08/05/2007	Comunicato stampa (ITA) Telecinco risultati finanziari primo trimestre 2007; Press release (ENG) Telecinco First quarter 2007 financial results	X			X
08/05/2007	Comunicato stampa (ITA) Mediaset S.p.A. - approvati risultati primo trimestre 2007; Press release (ENG) Mediaset S.p.A. – approval for the results of the first quarter of 2007	X			X
08/05/2007	Documento: Analyst Presentation – risultati primo trimestre 2007			X	X
08/05/2007	Documento: (ITA) Documento di informazione annuale (ex art. 54 Reg. Emittenti Consob); (ENG) Annual informations documents (pursuant to article 54 Reg. 11971/99)			X	X
09/05/2007	Comunicato stampa (ITA) Mediaset S.p.A. – inserzione su quotidiani approvazione trimestrale al 31 marzo 2007; Press release (ENG) Mediaset S.p.A. – quarterly report to march 31, 2007		X		X
10/05/2007	Documento: (ITA) Mediaset S.p.A. – Relazione trimestrale al 31 marzo 2007			X	X

11/05/2007	Documento: (ENG) Mediaset S.p.A. – Minutes of the shareholders' general meeting			X	X
14/05/2007	Comunicato stampa (ITA) Mediaset S.p.A. – firmato accordo per acquisto Endemol; Press release (ENG) Endemol acquisition	X			X
14/05/2007	Comunicato stampa (ITA) Endemol; Press release (ENG) Endemol	X			X
15/05/2007	Documento: (ENG) Mediaset S.p.A. – report on operations in the first quarter of 2007			X	X
28/06/2007	Comunicato stampa (ITA) Mediaset S.p.A.: approvato il Piano di Stock Option 2007 – Modifiche statutarie – Collegio Sindacale; Press release (ENG) Mediaset S.p.A.: approval for 2007 Stock Option plan – statutory modifications – statutory auditors	X			X
03/07/2007	Comunicato stampa (ITA) finalizzato accordo per acquisto Endemol; Press release (ENG) Endemol acquisition finalised	X			X
03/07/2007	Comunicato stampa (ITA) firmato accordo per acquisizione Medusa; Press release (ENG) Agreement signed for the acquisition of Medusa	X			X
10/07/2007	Comunicato stampa (ITA) perfezionata acquisizione Medusa; Press release (ENG) Medusa acquisition finalised	X			X
12/07/2007	Documento: (ITA) Mediaset S.p.A. – verbale Consiglio di Amministrazione del 28 giugno 2007			X	X
17/07/2007	Comunicato stampa (ITA) integrazione Piano Stock Option 2007; Press release (ENG) Integration of Stock Option plan 2007	X			X
19/07/2007	Documento: (ENG) Mediaset S.p.A. – Board of Directors resolutions meeting, 28th of June 2007			X	X
24/07/2007	Documento: (ITA) Mediaset S.p.A. – statuto sociale			X	X
25/07/2007	Documento: (ENG) Mediaset S.p.A. – company By -laws			X	X
26/07/2007	Comunicato stampa (ITA) Mediaset S.p.A. – Telecinco risultati economici primo semestre 2007; Press release (ENG) Mediaset S.p.A. – Telecinco financial results first half 2007	X			X
04/09/2007	Comunicato stampa (ITA) Mediaset S.p.A.; Press release (ENG) Mediaset S.p.A.	X			X
10/09/2007	Comunicato stampa (ITA) Mediaset S.p.A. – inserzione su		X		X

MEDIASET

	quotidiani deposito Relazione semestrale 2007; Press release (ENG) Mediaset S.p.A. – Notice of publishing Half Year Report				
11/09/2007	Comunicato stampa (ITA) Mediaset S.p.A. – approvati i risultati del primo semestre 2007; Press release (ENG) Mediaset S.p.A. – Board approves results for first half 2007	X			X
11/09/2007	Documento: Analyst Presentation – 2007 first half results			X	X
12/09/2007	Documento: (ITA) Mediaset S.p.A. - Relazione semestrale al 30 giugno 2007 (ITA)			X	X
13/09/2007	Documento: (ITA) Mediaset S.p.A. – Relazione società di revisione Semestrale 2007			X	X
17/09/2007	Comunicato stampa (ITA) Mediaset S.p.A. – Documento informativo ai sensi dell'art. 84 bis RE Consob			X	X
25/09/2007	Press release (ENG) Mediaset S.p.A. – Information disclosure pursuant to art. 84 bis of Issuer Regulation no. 11971/1999			X	X
27/09/2007	Documento: (ENG) Mediaset - 2007 First Half Year Report			X	X
31/10/2007	Comunicato stampa (ITA) Telecinco – risultati economici gennaio-settembre 2007; Press release (ENG) Telecinco - Financial results for the nine month period ended September 2007	X			X
31/10/2007	Comunicato stampa (ITA) Telecinco – precisazione; Press release (ENG) Telecinco - specification	X			X
06/11/2007	Comunicato stampa (ITA) Mediaset S.p.A. – Relazione trimestrale al 30 settembre 2007; Press release (ENG) Mediaset S.p.A. – Third Quarter 2007 results	X			X
06/11/2007	Documento: Analyst Presentation – Presentazione analisti terzo trimestre 2007			X	X
09/11/2007	Comunicato stampa (ITA) Mediaset S.p.A. – inserzione sui quotidiani deposito Trimestrale al 30 settembre 2007; Press release (ENG) Mediaset S.p.A. – Notice of publishing quarterly report to september 30th, 2007		X		X
12/11/2007	Documento: (ITA) Mediaset S.p.A. - Relazione trimestrale al 30 settembre 2007			X	X
15/11/2007	Documento: (ENG) Mediaset S.p.A. – Third Quarterly 2007			X	X

MEDIASET

	Report				
22/11/2007	Comunicato stampa (ITA) Telecinco – ricavi pubblicitari Publiespana; Press release (ENG) Telecinco - Publiespana's advertising revenues	X			X
29/11/2007	Comunicato stampa (ITA) Mediaset S.p.A. – RTI, Medusa, Taodue - nasce la nuova major di contenuti italiani; Press release (ENG) Mediaset S.p.A. - RTI, Medusa, Taodue – a new major for italian content is born	X			X
13/12/2007	Comunicato stampa (ITA) Adreani: Publitalia prevede di chiudere l'esercizio 2007 a + 1%; Press release (ENG) Adreani: Publitalia expects to end 2007 with revenues up by + 1%	X			X
21/12/2007	Comunicato stampa (ITA): Mediaset S.p.A. – calendario riunioni istituzionali anno 2008; Press release (ENG) Mediaset S.p.A. – calendar of meetings 2008	X			X
17/01/2008	Comunicato stampa (ITA) Telecinco: Amministratore Delegato – proposta dividendo	X			X
17/01/2008	Comunicato stampa (ITA) Telecinco entra nel mercato televisivo nord americano; Press release (ENG) Telecinco enters in the US Television market	X			X
21/01/2008	Documento: Presentazione agli analisti "Premium Gallery"			X	X
28/02/2008	Comunicato stampa (ITA) Risultati 2007 Telecinco; Press release (ENG) 2007 Telecinco results	X			X
29/02/2008	Comunicato stampa: Gestevision Telecinco – delibere del Consiglio di Amministrazione; Press release (ENG) Gestevision Telecinco – Board of Directors resolutions	X			X
10/03/2008	Comunicato stampa: Gestevision Telecinco S.A. – informazioni assetti proprietari	X			
10/03/2008	Comunicato stampa (ITA): Mediaset S.p.A. – Inserzione su quotidiani convocazione assemblea 2007		X		X
11/03/2008	Press release (ENG) Notice of convocation of the General Shareholders Meeting of Mediaset S.p.A.		X		X
11/03/2008	Comunicato stampa (ITA): approvazione Bilancio 2007; Press release (ENG) Approval for 2007 results	X			X

12/03/2008	Documento: Analyst Presentation risultati 2007			X	X
28/03/2008	Comunicato stampa (ITA): Mediaset S.p.A. – Inserzione su quotidiani avvenuto deposito bilancio al 31.12.2007; Press release (ENG) Mediaset S.p.A. – Financial Statements as of 31 december 2007		X		X
28/03/2008	Documento: (ITA) Mediaset S.p.A. - Progetto di bilancio civilistico e consolidato al 31.12.2007; (ENG) Mediaset S.p.A. - Draft company annual financial stetements and consolidated annual financial statements			X	X
28/03/2008	Documento: (ITA) Mediaset S.p.A. - Relazione illustrativa all'assemblea; (ENG) Mediaset S.p.A. – Report of the Board of Directors			X	X
28/03/2008	Documento: (ITA) Mediaset S.p.A. - Relazione del Collegio Sindacale; (ENG) Mediaset S.p.A. - Report of the Board of Auditors			X	X
28/03/2008	Documento: (ITA) Mediaset S.p.A. - Relazione società di revisione bilancio di esercizio; (ENG) Mediaset S.p.A. - Report of the Auditing Firm (Company annual Report)			X	X
28/03/2008	Documento: (ITA) Mediaset S.p.A. - Relazione società di revisione bilancio consolidato; (ENG) Mediaset S.p.A. - Report of the Auditing Firm (Consolidated annual Report)			X	X
28/03/2008	Documento: (ITA) Mediaset S.p.A. – Proposta motivata del collegio Sindacale all'assemblea su incarico di revisione contabile; (ENG) Mediaset S.p.A. – Board of Auditors proposal on the engagement to audit Annual Reports for years 2008 to 2016			X	X
31/03/2008	Comunicato stampa (ITA): Mediaset S.p.A. – Pubblicazione relazione Annuale Corporate Governance; Press release (ENG) Mediaset S.p.A. – Annual Report on Corporate Governance published	X			X
31/03/2008	Comunicato stampa (ITA): Mediaset S.p.A. – presentazione liste di minoranza per nomina Collegio Sindacale; Press release	X			X

	(ENG) Mediaset S.p.A. – presentation of minority lists for the appointment of the Board of statutory Auditors				
04/04/2008	Documento: Mediaset S.p.A. – Lista nomina Collegio Sindacale			X	X
04/04/2008	Documento: Mediaset S.p.A. – Lista nomina Collegio Sindacale			X	X
07/04/2008	Documento: (ITA) Mediaset S.p.A. - Relazione annuale sulla Corporate Governance; (ENG) Mediaset S.p.A. - Annual Report of the Board of Directors on Corporate Governance			X	X
08/04/2008	Comunicato stampa (ITA): Mediaset S.p.A. – Inserzione su quotidiani rinvio assemblea in seconda convocazione; Press release (ENG) Mediaset S.p.A. – General Shareholders' Meeting		X		X
10/04/2008	Comunicato stampa (ITA): Assemblea annuale Publitalia '80 S.p.A.; Press release (ENG) Publitalia '80 S.p.A. Annual General Meeting	X			X
10/04/2008	Comunicato stampa (ITA): Assemblee RTI S.p.A. e Medusa Film S.p.A.; Press release (ENG) RTI S.p.A. and Medusa Film S.p.A. Annual General Meeting	X			X
11/04/2008	Comunicato stampa: Gestevision Telecinco S.A. – Assemblea degli Azionisti;	X			
15/04/2008	Press release (ENG) Gestevision Telecinco S.A. – Annual General Shareholder's Meeting	X			

MEDIASET

Internal Dealing - Informations available on NIS and on "www.mediaset.it" web site

Date	Full name	NIS			WEB SITE
		Price sensitive	No Price Sensitive	Document	
20/04/2007	Mauro Crippa	X			X
29/05/2007	Fedele Confalonieri	X			X
10/07/2007	Fedele Confalonieri	X			X
26/09/2007	Fedele Confalonieri	X			X
27/09/2007	Pasquale Cannatelli	X			X
02/10/2007	Bruno Ermolli	X			X
23/11/2007	Fedele Confalonieri	X			X

FININVEST
Finanziaria d'investimento Fininvest spa

Assemblea ordinaria e straordinaria degli azionisti di Mediaset S.p.A, indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10:00, nei giorni 15 aprile 2008 e 16 aprile 2008, rispettivamente, in prima e seconda convocazione

Deliberazione di cui al punto 4 dell'ordine del giorno:
"Nomina dei componenti il Collegio Sindacale"

LISTA DI CANDIDATI PER LA NOMINA DI COMPONENTI DEL COLLEGIO SINDACALE, DA SOTTOPORRE AL VOTO DELL'ASSEMBLEA SOPRA PRECISATA, PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Sezione candidati alla carica di sindaci effettivi
1. Francesco **VITTADINI**
2. Silvio **BIANCHI MARTINI**
3. Ezio Maria **SIMONELLI**

Sezione candidati alla carica di sindaci supplenti
1. Antonio **MARCHESI**
2. Giancarlo **POVOLERI**

In osservanza dello statuto sociale di Mediaset S.p.A. e del Regolamento Consob n. 11971/1999, si allega alla presente:

A - Scheda delle informazioni relative all'azionista FININVEST S.p.A., con indicazione della quota percentuale di partecipazione posseduta e certificazioni comprovanti la titolarità di azioni in misura superiore alla quota dell'1% del capitale sociale che legittima a presentare una lista di candidati alla carica di sindaci.

B - Dichiarazione da parte dell'azionista FININVEST S.p.A. che attesta il possesso in Mediaset S.p.A. della partecipazione di maggioranza relativa.

C - Dichiarazioni con le quali ogni candidato accetta la propria candidatura e dichiara *(i)* l'inesistenza di cause di ineleggibilità e incompatibilità previste dalla legge; *(ii)* di non ricoprire incarichi di amministrazione e controllo in misura superiore ai limiti stabiliti dalla normativa di legge e regolamentare vigente; *(iii)* il possesso dei requisiti di onorabilità e professionalità richiesti per i membri del Collegio Sindacale della società; *(iv)* di essere iscritto nel Registro dei revisori contabili istituito presso il Ministero della Giustizia, con attività di controllo legale di conti esercitata da più di tre anni.

D - curricula dei n. 5 candidati corredati degli elenchi degli incarichi di amministrazione e controllo ricoperti presso altre società.

Milano, 31 marzo 2008

FININVEST S.p.A.
L'Amministratore delegato
(Pasquale Cannatelli)

FININVEST
Finanziaria d'investimento Fininvest spa

Allegato B

Assemblea ordinaria e straordinaria degli azionisti di Mediaset S.p.A,
indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10:00,
nei giorni 15 aprile 2008 e 16 aprile 2008, rispettivamente, in prima e seconda convocazione

Deliberazione di cui al punto 4 dell'ordine del giorno:
"Nomina dei componenti il Collegio Sindacale"

LISTA DI CANDIDATI PER LA NOMINA DI COMPONENTI DEL COLLEGIO SINDACALE,
DA SOTTOPORRE AL VOTO DELL'ASSEMBLEA SOPRA PRECISATA,
PRESENTATA DALL'AZIONISTA ***FININVEST S.P.A.***

Dichiarazione da parte dell'azionista FININVEST S.p.A. che attesta il possesso in Mediaset S.p.A. della partecipazione di maggioranza relativa

In osservanza del Regolamento Consob n. 11971/1999 e della procedura per la nomina dei sindaci di Mediaset S.p.A., da effettuarsi ai sensi di legge e di statuto sulla base di liste presentate da soci, con la presente l'azionista FININVEST S.p.A., viste le quote percentuali rese pubbliche *ex* articolo 120 del Decreto legislativo n. 58/1998,

attesta

di possedere in Mediaset S.p.A. la partecipazione di maggioranza relativa, di cui all'articolo144-*sexies*, comma 4, lettera *b)* del succitato Regolamento Consob.

Milano, 31 marzo 2008

FININVEST S.p.A.
L'Amministratore delegato
(Pasquale Cannatelli)

FININVEST
Finanziaria d'investimento Fininvest spa

Allegato A

Assemblea ordinaria e straordinaria degli azionisti di Mediaset S.p.A, indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10:00, nei giorni 15 aprile 2008 e 16 aprile 2008, rispettivamente, in prima e seconda convocazione

Deliberazione di cui al punto 4 dell'ordine del giorno:
"Nomina dei componenti il Collegio Sindacale"

*LISTA DI CANDIDATI PER LA NOMINA DI COMPONENTI DEL COLLEGIO SINDACALE, DA SOTTOPORRE AL VOTO DELL'ASSEMBLEA SOPRA PRECISATA, PRESENTATA DALL'AZIONISTA **FININVEST S.P.A.***

Scheda delle informazioni relative all'azionista FININVEST S.p.A., con indicazione della quota percentuale di partecipazione posseduta e certificazioni rilasciate da intermediari abilitati, comprovanti la titolarità di azioni in misura superiore alla quota dell'1% del capitale sociale che legittima a presentare una lista di candidati alla carica di sindaci

Denominazione sociale, sede, numero di codice fiscale ed iscrizione nel Registro delle Imprese
FININVEST S.p.A. - **Roma** - largo del Nazareno n. 8 - **03202170589**

Quota di partecipazione complessivamente posseduta
37,04% del capitale sociale di euro 614.238.333,28 interamente versato

Certificazioni comprovanti la titolarità di azioni in misura superiore all'1% del capitale sociale
Allegate n. 3 certificazioni *ex* art. 21 Provvedimento Banca d'Italia/Consob del 22.2.2008 per un totale di n. **437.569.547 azioni** Mediaset S.p.A., pari al **37,04%** del capitale sociale

Milano, 31 marzo 2008

FININVEST S.p.A.
L'Amministratore delegato
(Pasquale Cannatelli)

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

BNL

Banca Nazionale del Lavoro

S.p.A. – Iscritta all'Albo delle banche e capogruppo del gruppo bancario BNL
Iscritto all'albo dei gruppi bancari presso la Banca d'Italia
Sede legale e Direz. Generale : Via V. Veneto, 119 – Roma – Capitale Euro 1.073.597.219,50 i.v.
Codice fiscale e n. d'iscrizione del Reg.Imprese di Roma 00651990582 – Partita iva 00920451002
Aderente al Fondo interbancario di tutela dei depositi

CERTIFICAZIONE DI PARTECIPAZIONE AL SISTEMA MONTE TITOLI

(D.Lgs. 24 febbraio 1998 n. 58 e D.Lgs. 24 giugno 1998 n.213)

N. D'ORDINE	DATA DI RILASCIO
1	27/03/2008

Spett.
FINANZIARIA D'INVESTIMENTO
FININVEST Spa
Via P. Paleocapa 3
20121 MILANO

N.PROG.ANNUO	CODICE CLIENTE
1	4300/586791

LUOGO E DATA DI NASCITA

FINANZIARIA D'INVESTIMENTO FININVEST SPA C.F. 03202170589

A richiesta FINANZIARIA D'INVESTIMENTO FININVEST SPA
La presente certificazione , con efficacia fino al 16/4/2008 attesta la partecipazione al sistema Monte Titoli del nominativo sopraindicato con i seguenti titoli

CODICE	DESCRIZIONE TITOLO	QUANTITA'
IT0001063210	MEDIASET SPA	113.528.672

Su detti titoli risultano le seguenti annotazioni :

La presente certificazione viene rilasciata per l'esercizio del seguente diritto

PRESENTAZIONE DI CANDIDATURA ALLA CARICA DEGLI AMMINISTRATORI E DEI SINDACI DELLA SOCIETA'.

BANCA NAZIONALE DEL LAVORO S.p.A
P. Gariboldi

DELEGA PER L'INTERVENTO IN ASSEMBLEA

Il Sig. .... è delegato

A rappresentar ....per l'esercizio di voto

data.............................. firma ....

Mod. 854/TI (D.A.I. 9-2000)

12g3-2(b)

INTESA SANPAOLO

N. D'ORDINE [10] 1

L'INTERMEDIARIO [1]
INTESA SANPAOLO SPA
Direzione Centrale

CERTIFICAZIONE DI PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA MONTE TITOLI
(D. LGS. 24 FEBBRAIO 1998, N. 58 E D. LGS. 24 GIUGNO 1998, N. 213)

FINANZIARIA DI INVESTIMENTO SI [5]
LARGO DEL NAZARENO 8
00187 ROMA RM

DATA DI RILASCIO [2] 28/03/2008

N. PR. ANNUO [3] 40/A

CODICE CLIENTE [4] 300072408/50

FIL.: 4232

A RICHIESTA DI [6] FINANZIARIA DI INVESTIMENTO SPA
0000003202170589

LUOGO E DATA DI NASCITA NAZ. ITALIANA

LA PRESENTE CERTIFICAZIONE, CON EFFICACIA [7] 17/04/2008, ATTESTA LA PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA MONTE TITOLI DEL NOMINATIVO SOPRAINDICATO CON I SEGUENTI STRUMENTI FINANZIARI:

CODICE	DESCRIZIONE STRUMENTI FINANZIARI	QUANTITA'
1063210	MEDIASET	290486147

SU DETTI STRUMENTI FINANZIARI RISULTANO LE SEGUENTI ANNOTAZIONI: [8]

LA PRESENTE CERTIFICAZIONE VIENE RILASCIATA PER L'ESERCIZIO DEL SEGUENTE DIRITTO: [9]

PRESENTAZIONE DI CANDIDATURE ALLA CARICA DEGLI AMMINISTRATORI E DEI SINDACI DELLA SOCIETA'

L'INTERMEDIARIO
Intesa Sanpaolo S.p.A.
Rete Banca Intesa

Dr So Soci
Amministrazione Prodotti Finanziari
Raffaele Gadda

DELEGA PER L'INTERVENTO IN ASSEMBLEA DEL

L'INTERMEDIARIO INTESA SANPAOLO SPA [1]
Direzione Centrale

N. ORDINE 1 [10]

N. PROGRESSIVO ANNUO 40/A [3]

SPETT.

VI COMUNICO ______ CHE

IL SIGNOR ______ E' DELEGATO A RAPPRESENTARE
PER L'ESERCIZIO DEL DIRITTO DI VOTO.

DATA ______ FIRMA ______

MT002L FRM 172021

5

SOCIETE GENERALE
Securities Services

CERTIFICAZIONE DI PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA MONTE TITOLI (D.Lgs. 24/02/1998 n° 58 e D.Lgs. 24/06/1998 n° 213)	N° D'ORDINE 01

Luogo e data rilascio Milano, 27.03.2008

N° progr. Annuo	Codice cliente	
702630	3226/6722/5168/0	FINANZIARIA D'INV. FININVEST SPA LARGO DEL NAZARENO 8 187 ROMA

A richiesta di FINANZIARIA D'INV. FININVEST SPA

Luogo di nascita	
Data di nascita	
Codice fiscale	03202170589

La presente certificazione, con efficacia al 18/04/2008 ,attesta la partecipazione al sistema di gestione accentrata, del nominativo sopraindicato, con i seguenti strumenti finanziari:

codice	Descrizione strumenti finanziari	quantità
IT0001063210	MEDIASET	33.554.728

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente certificazione viene rilasciata per l'esercizio del seguente diritto:

CERTIFICAZIONE DI POSSESSO PER PRESENTAZIONE LISTA SINDACI E AMMINISTRATORI

L'intermediario incaricato

SOCIETE' GENERALE
Securities Service S.p.A.

SOCIETE GENERALE
Securities Services

Delega per l'intervento in assemblea del:
N° prog. Annuo 702630 Spett.le MEDIASET
N° d'ordine 01
Vi comunichiamo che il Signor:
è delegat a rappresentar per l'esercizio del diritto di voto
data firma

SGSS S.P.A.

Sede legale in Torino
Direzione Generale:
Via Benigno Crespi, 19/A - MAC 2
20159 Milano
Italy

Tel. +39 02 9178 1
Fax. +39 02 9178 9999
www.sg-securities-services.com
www.socgen.com

Capitale Sociale € 189.300.103,20 interamente versato
Banca Iscritta all'Albo delle Banche cod.5622
Assoggettata all'attività di direzione e coordinamento di Société Générale S.A.

Iscrizione al Registro delle Imprese di Torino, Codice Fiscale e P. IVA 03126570013
Aderente al Fondo Interbancario Tutela dei Depositi

Allegato C. 1

Assemblea ordinaria e straordinaria degli azionisti di Mediaset S.p.A, indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10:00, nei giorni 15 aprile 2008 e 16 aprile 2008, rispettivamente, in prima e seconda convocazione

Deliberazione di cui al punto 4 dell'ordine del giorno:
"Nomina dei componenti il Collegio Sindacale"

Il sottoscritto *Francesco VITTADINI*, con riferimento alla lista, sotto precisata, dei nominativi delle persone candidate per la nomina di componenti del Collegio Sindacale di Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 27 dello statuto,

con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica ed, in particolare, ai sensi dell'articolo 148, comma 3 del Decreto legislativo n. 58/1998:
   b.1) DI NON TROVARSI NELLE CONDIZIONI PREVISTE DALL'ARTICOLO 2382 DEL CODICE CIVILE;
   b.2) DI NON ESSERE CONIUGE, PARENTE E AFFINE ENTRO IL QUARTO GRADO DEGLI AMMINISTRATORI DI Mediaset S.p.A., NÉ DI ESSERE AMMINISTRATORE, CONIUGE, PARENTE E AFFINE ENTRO IL QUARTO GRADO DEGLI AMMINISTRATORI DELLE SOCIETÀ DA QUESTA CONTROLLATE, DELLE SOCIETÀ CHE LA CONTROLLANO E DI QUELLE SOTTOPOSTE A COMUNE CONTROLLO;
   b.3) DI NON ESSERE LEGATO A Mediaset S.p.A. OD ALLE SOCIETÀ DA QUESTA CONTROLLATE OD ALLE SOCIETÀ CHE LA CONTROLLANO OD A QUELLE SOTTOPOSTE A COMUNE CONTROLLO OVVERO AGLI AMMINISTRATORI DELLA SOCIETÀ E AI SOGGETTI DI CUI ALLA LETTERA *b.2)* DA RAPPORTI DI LAVORO AUTONOMO O SUBORDINATO OVVERO DA ALTRI RAPPORTI DI NATURA PATRIMONIALE O PROFESSIONALE CHE NE COMPROMETTANO L'INDIPENDENZA;
c) di non ricoprire incarichi di amministrazione e controllo in misura superiore ai limiti stabiliti dalla normativa di legge e regolamentare vigente;
d) che sussistono in capo allo scrivente i requisiti di onorabilità e professionalità prescritti dall'articolo 148, comma 4 del Decreto legislativo n. 58/1998 per i membri del Collegio Sindacale;
e) di essere iscritto nel registro dei revisori contabili istituito presso il Ministero della Giustizia ed avere esercitato l'attività di controllo legale dei conti per un periodo non inferiore a tre anni.

In allegato, il sottoscritto trasmette il proprio *curriculum*, nonché l'elenco degli incarichi di amministrazione e controllo ricoperti presso altre società e, qualora eletto, produrrà la documentazione richiesta, a comprova dei requisiti di onorabilità e professionalità, dell'assenza di situazioni impeditive e dell'inesistenza di cause di sospensione concernenti l'incarico di sindaco di Mediaset S.p.A., per gli accertamenti previsti dalla legge e dallo statuto.

LISTA DI CANDIDATI ALLA CARICA DI SINDACI PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Candidati alla carica di sindaci effettivi	*Candidati alla carica di sindaci supplenti*
1. Francesco VITTADINI 2. Silvio BIANCHI MARTINI 3. Ezio Maria SIMONELLI	1. Antonio MARCHESI 2. Giancarlo POVOLERI

In fede.

Milano, 31 marzo 2008

Francesco VITTADINI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

DOTT. FRANCO VITTADINI
COMMERCIALISTA
20052 MONZA - VIA ITALIA, 46 - TEL (039) 320.325 - FAX (039) 329.279

Monza, 31 Marzo 2008

CURRICULUM VITAE

****

VITTADINI Dr. FRANCESCO, nato a Bellano il 25 maggio 1943, residente a Montevecchia, Largo Agnesi, 9.

Ha conseguito la laurea in Economia e Commercio presso l'Università Commerciale Luigi Bocconi il 04 luglio 1967, con tesi sulla "Struttura finanziaria delle Società per Azioni di grandi dimensioni."

E' iscritto all'Albo dei Dottori Commercialisti di Monza dal 23 ottobre 1971, con anzianità ininterrotta, al N. 61.

E' stato nominato Revisore Ufficiale dei Conti con D.M. 8 aprile 1981, pubblicato sulla Gazzetta Ufficiale della Repubblica N. 106 del 16 aprile 1981.

E' stato nominato Revisore Contabile con D.M. 12 aprile 1995, pubblicato sulla Gazzetta Ufficiale N. 31 Bis del 21/04/1995.

Esercita l'attività di Dottore Commercialista in forma esclusiva, quale consulente di società e privati, con studio in Monza, Via Italia, 46 e Milano, Via Montenapoleone, 21.

Ricopre incarichi di Sindaco in numerose società industriali, finanziarie, assicurative, della comunicazione e dei media tra le quali si segnalano Fininvest S.p.A., Mediaset S.p.A., Mediolanum S.p.A., A.C. Milan S.p.A., DMT Digital Multimedia Technologies S.p.A., Giambelli S.p.A. e società controllate dei rispettivi Gruppi.

COD. FISC. VTT FNC 43E25 A745K - P. IVA 03558490155
f.vittadini@email.it

Allegato C. 2

Assemblea ordinaria e straordinaria degli azionisti di Mediaset S.p.A, indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10:00, nei giorni 15 aprile 2008 e 16 aprile 2008, rispettivamente, in prima e seconda convocazione

Deliberazione di cui al punto 4 dell'ordine del giorno:
"*Nomina dei componenti il Collegio Sindacale*"

Il sottoscritto *Silvio BIANCHI MARTINI*, con riferimento alla lista, sotto precisata, dei nominativi delle persone candidate per la nomina di componenti del Collegio Sindacale di Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 27 dello statuto,

con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica ed, in particolare, ai sensi dell'articolo 148, comma 3 del Decreto legislativo n. 58/1998:
   b.1) DI NON TROVARSI NELLE CONDIZIONI PREVISTE DALL'ARTICOLO 2382 DEL CODICE CIVILE;
   b.2) DI NON ESSERE CONIUGE, PARENTE E AFFINE ENTRO IL QUARTO GRADO DEGLI AMMINISTRATORI DI Mediaset S.p.A., NÉ DI ESSERE AMMINISTRATORE, CONIUGE, PARENTE E AFFINE ENTRO IL QUARTO GRADO DEGLI AMMINISTRATORI DELLE SOCIETÀ DA QUESTA CONTROLLATE, DELLE SOCIETÀ CHE LA CONTROLLANO E DI QUELLE SOTTOPOSTE A COMUNE CONTROLLO;
   B.3) DI NON ESSERE LEGATO A Mediaset S.p.A. OD ALLE SOCIETÀ DA QUESTA CONTROLLATE OD ALLE SOCIETÀ CHE LA CONTROLLANO OD A QUELLE SOTTOPOSTE A COMUNE CONTROLLO OVVERO AGLI AMMINISTRATORI DELLA SOCIETÀ E AI SOGGETTI DI CUI ALLA LETTERA *b.2)* DA RAPPORTI DI LAVORO AUTONOMO O SUBORDINATO OVVERO DA ALTRI RAPPORTI DI NATURA PATRIMONIALE O PROFESSIONALE CHE NE COMPROMETTANO L'INDIPENDENZA;
c) di non ricoprire incarichi di amministrazione e controllo in misura superiore ai limiti stabiliti dalla normativa di legge e regolamentare vigente;
d) che sussistono in capo allo scrivente i requisiti di onorabilità e professionalità prescritti dall'articolo 148, comma 4 del Decreto legislativo n. 58/1998 per i membri del Collegio Sindacale;
e) di essere iscritto nel registro dei revisori contabili istituito presso il Ministero della Giustizia ed avere esercitato l'attività di controllo legale dei conti per un periodo non inferiore a tre anni.

In allegato, il sottoscritto trasmette il proprio *curriculum*, nonché l'elenco degli incarichi di amministrazione e controllo ricoperti presso altre società e, qualora eletto, produrrà la documentazione richiesta, a comprova dei requisiti di onorabilità e professionalità, dell'assenza di situazioni impeditive e dell'inesistenza di cause di sospensione concernenti l'incarico di sindaco di Mediaset S.p.A., per gli accertamenti previsti dalla legge e dallo statuto.

LISTA DI CANDIDATI ALLA CARICA DI SINDACI PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Candidati alla carica di sindaci effettivi	*Candidati alla carica di sindaci supplenti*
1. Francesco **VITTADINI** 2. Silvio **BIANCHI MARTINI** 3. Ezio Maria **SIMONELLI**	1. Antonio **MARCHESI** 2. Giancarlo **POVOLERI**

In fede.

Milano, 31 marzo 2008

Silvio BIANCHI MARTINI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

Curriculum vitae

SILVIO BIANCHI MARTINI

Nato a Lucca nel gennaio 1962, Silvio Bianchi Martini è Professore Ordinario di Economia Aziendale presso la Facoltà di Economia dell'Università di Pisa.
È Direttore del Master in Governance e strategia aziendale, Presidente del Corso di Laurea specialistica in Strategia e Governo dell'azienda e Direttore della Scuola di Dottorato Fibonacci dell'Università di Pisa.
È docente di Strategia e politica aziendale nell'Università Bocconi di Milano.
Dal 1990 al 1998 è stato Ricercatore di Economia Aziendale ed ha svolto attività didattica nei corsi di Economia Aziendale, Strategia e politica aziendale, Metodologie e determinazioni quantitative d'azienda (bilancio).
Negli anni accademici 1998-2001 è stato Professore Associato di Strategia e politica aziendale presso l'Università Bocconi di Milano.
È stato, dal 2001 al 2004, Direttore del Master in Auditing e controllo interno dell'Università di Pisa.
Ha conseguito il titolo di Dottore di ricerca in Economia Aziendale nel 1992.
Ha coordinato progetti sul campo nell'ambito del Master in Business Administration dell'Università Bocconi di Milano (committente: Fiat Auto nel 1999 e nel 2000). Ha altresì svolto attività di formazione per conto della Luiss Scuola di Management.
È socio dell'Accademia Italiana di Economia Aziendale (AIDEA) e membro del Consiglio direttivo della Società Italiana dei Docenti di Ragioneria e di Economia aziendale (SIDREA).
È abilitato all'esercizio della professione di Dottore Commercialista dal 1992 ed iscritto all'Ordine dei Dottori Commercialisti per la circoscrizione del Tribunale di Lucca dal 1998. E' inoltre iscritto nel Registro dei Revisori Contabili fin dalla sua prima formalizzazione (D.M. 12/4/1995).
È stato membro del Collegio Sindacale di Finecogroup S.p.A. (dal novembre 2002 al dicembre 2005). È stato altresì membro del Consiglio di Amministrazione di Capitalia dal dicembre 2006 al luglio 2007 ed in tale ambito ha assunto il ruolo di amministratore indipendente, membro del Comitato per il Controllo interno e membro del Comitato per la Remunerazione.
È membro del Consiglio di amministrazione del Banco di Lucca S.p.A. (appartenente al Gruppo Cassa di Risparmio di Ravenna) e membro degli organi di governo o di controllo (Collegio sindacale, Consiglio di amministrazione) di società industriali e di servizi.
Ha altresì partecipato, come membro esperto, alle Commissioni per la ristrutturazione del debito di alcuni Comuni e alla Commissione per la privatizzazione delle Farmacie controllate da un Comune.
Il suo impegno professionale come consulente si è rivolto principalmente alla implementazione di sistemi di controllo di gestione (in ambito privato e pubblico), ai riassetti organizzativi e delle partecipazioni azionarie, alle valutazioni e *due diligence* di aziende.

Silvio Bianchi Martini

Elenco degli incarichi di amministrazione e controllo rilevanti ai sensi dell'art. 148-bis, comma 1 del d.lgs. 58/1998 e dell'allegato 5 bis del Regolamento Emittenti

Società	tipologia	Provincia	
Banco di Lucca	Istituto di credito	Lu	membro del Consiglio di amministrazione
Sofidel	Società non quotata e non diffusa	Lu	membro del Collegio sindacale
Soffass	Società non quotata e non diffusa (controllata da Sofidel)	Lu	membro del Collegio sindacale
Delicarta	Società non quotata e non diffusa (controllata da Sofidel)	Lu	presidente del Collegio sindacale
Fibrocellulosa	Società non quotata e non diffusa (controllata da Sofidel)	Lu	presidente del Collegio sindacale
Cartiera di Monfalcone	Società non quotata e non diffusa (controllata da Sofidel)	Go	presidente del Collegio sindacale

Silvio Bianchi Martini

Allegato C. 3

Assemblea ordinaria e straordinaria degli azionisti di Mediaset S.p.A, indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10:00, nei giorni 15 aprile 2008 e 16 aprile 2008, rispettivamente, in prima e seconda convocazione

Deliberazione di cui al punto 4 dell'ordine del giorno:
"Nomina dei componenti il Collegio Sindacale"

Il sottoscritto ***Ezio Maria SIMONELLI***, con riferimento alla lista, sotto precisata, dei nominativi delle persone candidate per la nomina di componenti del Collegio Sindacale di Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 27 dello statuto,

con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica ed, in particolare, ai sensi dell'articolo 148, comma 3 del Decreto legislativo n. 58/1998:
   b.1) DI NON TROVARSI NELLE CONDIZIONI PREVISTE DALL'ARTICOLO 2382 DEL CODICE CIVILE;
   b.2) DI NON ESSERE CONIUGE, PARENTE E AFFINE ENTRO IL QUARTO GRADO DEGLI AMMINISTRATORI DI Mediaset S.p.A., NÉ DI ESSERE AMMINISTRATORE, CONIUGE, PARENTE E AFFINE ENTRO IL QUARTO GRADO DEGLI AMMINISTRATORI DELLE SOCIETÀ DA QUESTA CONTROLLATE, DELLE SOCIETÀ CHE LA CONTROLLANO E DI QUELLE SOTTOPOSTE A COMUNE CONTROLLO;
   B.3) DI NON ESSERE LEGATO A Mediaset S.p.A. OD ALLE SOCIETÀ DA QUESTA CONTROLLATE OD ALLE SOCIETÀ CHE LA CONTROLLANO OD A QUELLE SOTTOPOSTE A COMUNE CONTROLLO OVVERO AGLI AMMINISTRATORI DELLA SOCIETÀ E AI SOGGETTI DI CUI ALLA LETTERA *b.2)* DA RAPPORTI DI LAVORO AUTONOMO O SUBORDINATO OVVERO DA ALTRI RAPPORTI DI NATURA PATRIMONIALE O PROFESSIONALE CHE NE COMPROMETTANO L'INDIPENDENZA;
c) di non ricoprire incarichi di amministrazione e controllo in misura superiore ai limiti stabiliti dalla normativa di legge e regolamentare vigente;
d) che sussistono in capo allo scrivente i requisiti di onorabilità e professionalità prescritti dall'articolo 148, comma 4 del Decreto legislativo n. 58/1998 per i membri del Collegio Sindacale;
e) di essere iscritto nel registro dei revisori contabili istituito presso il Ministero della Giustizia ed avere esercitato l'attività di controllo legale dei conti per un periodo non inferiore a tre anni.

In allegato, il sottoscritto trasmette il proprio *curriculum*, nonché l'elenco degli incarichi di amministrazione e controllo ricoperti presso altre società e, qualora eletto, produrrà la documentazione richiesta, a comprova dei requisiti di onorabilità e professionalità, dell'assenza di situazioni impeditive e dell'inesistenza di cause di sospensione concernenti l'incarico di sindaco di Mediaset S.p.A., per gli accertamenti previsti dalla legge e dallo statuto.

LISTA DI CANDIDATI ALLA CARICA DI SINDACI PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Candidati alla carica di sindaci effettivi	*Candidati alla carica di sindaci supplenti*
1. Francesco **VITTADINI** 2. Silvio **BIANCHI MARTINI** 3. Ezio Maria **SIMONELLI**	1. Antonio **MARCHESI** 2. Giancarlo **POVOLERI**

In fede.

Milano, 31 marzo 2008

Ezio Maria SIMONELLI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

CURRICULUM VITAE

DATI ANAGRAFICI

Ezio Maria SIMONELLI - nato a Macerata il 12/02/1958,

residente a Milano Via Vivaio n. 22 – C.F. SMN ZEI 58B12 E783T

con ufficio in Milano - Piazza Cavour n. 3

Tel. 02/45491834 – Fax 02/45493621

e. mail: *ezio.simonelli@simonelliassociati.it*

FORMAZIONE

Laurea in Economia e Commercio presso l'Università di Perugia nel 1980 (110 e lode)

Iscritto all'Ordine dei **Dottori Commercialisti** di Milano dal 1982.

Revisore Contabile ai sensi del D.M. 12/4/95 - GU 31 bis anno 1995 pag. 706

Giornalista Pubblicista dal 1997

Docente di fiscalità d'impresa presso l'**EXECUTIVE MASTER** della **SDA BOCCONI.**

Docente e membro del Comitato Scientifico del **MASTER DI DIRITTO TRIBUTARIO de "IL SOLE 24 ORE"**

ESPERIENZE LAVORATIVE

Ricopre incarichi quale Consigliere di Amministrazione o membro del Collegio Sindacale in società quotate e non, tra le quali si segnala:

QUOTATE

- **CREMONINI SpA (Sindaco Effettivo)**
- **BANCA ITALEASE Spa (Sindaco Effettivo) dal 12 settembre 2007**
- **MARR SpA (Presidente Collegio Sindacale)**

BANCHE E INTERMEDIARI FINANZIARI

- **BANCA AKROS (Sindaco Effettivo)**
- **DEXIA CREDIOP SpA (Presidente Collegio Sindacale)**
- **e – MID SpA (Sindaco Effettivo)**
- **MELIORFACTOR SpA (Sindaco Effettivo)**

ALTRE

- **RIELLO SpA (Sindaco Effettivo)**
- **KONICA MINOLTA ITALIA SpA (Sindaco Effettivo)**
- **MILAN ENTERTAINMENT Srl.**

Presidente Collegio Revisori della **LEGA NAZIONALE CALCIO PROFESSIONISTI.**

Con nomina del Governatore di Banca Italia ha fatto parte del Comitato di Sorveglianza nell'ambito della procedura di AMMINISTRAZIONE STRAORDINARIA di **EUROCONSULT SIM**; è stato Consigliere di Amministrazione della **BANCA NAZIONALE DELL'AGRICOLTURA** e di **INTERBANCA.**

Ha altresì ricoperto i seguenti incarichi: Presidente del Collegio Sindacale di **UBS ITALIA** e **ING GROUP ITALIA**, Sindaco Effettivo di **BANCA POPOLARE DI MILANO** e **MONTE TITOLI.**

ESPERIENZE DIDATTICHE

- Attività Pubblicistica:

- Esperto tributario e articolista del quotidiano economico **"IL SOLE 24 ORE"** (oltre 200 articoli pubblicati).
- Dal 2004 curatore della Rubrica "ATTUALITA' FISCALE" della Rivista dei Dottori Commercialisti (Giuffrè Editore).

AREE DI SPECIALIZZAZIONE

TITOLI PUBBLICAZIONI

- Autore o Coautore dei seguenti testi:

" L'IMPRESA E IL NUOVO TESTO UNICO DELLE IMPOSTE DIRETTE " (IPSOA EDITORE 1988)

" L'ATTUAZIONE DELLA IV DIRETTIVA CEE " (Giuffré Editore 1992)

" ONERI DEDUCIBILI " (Giuffré Editore 1993)

" IL REVISORE CONTABILE " (Editore IL SOLE 24 ORE 1996)

" TASSAZIONE DELL'UTILE E POLITICHE FISCALI SUI DIVIDENDI " (Maggioli Editore 1997)

" FINANZA STRAORDINARIA D'IMPRESA " (Editore IL SOLE 24 ORE 1999)

LINGUE

Spagnolo – Inglese – Francese

DOTT. EZIO MARIA SIMONELLI		
CARICHE RICOPERTE		
Abaxbank Spa	Sindaco Effettivo	
Akros HFR Alternative Investments SGR Spa	Presidente Collegio Sindacale	
Alpha SIM SpA	Presidente Collegio Sindacale	
Banca Akros Spa	Sindaco Effettivo	
Banca Italease SpA	Sindaco Effettivo	Quotata
Banca Popolare di Garanzia Soc. Coop. per azioni	Presidente Collegio Sindacale	
Branchini Associati Spa	Presidente Collegio Sindacale	
Calliope Finance Srl	Sindaco Effettivo	
Castelli Re Milano Spa	Presidente Collegio Sindacale	
Clementoni SpA	Sindaco Effettivo	
C.C.D.F. SpA	Presidente Collegio Sindacale	
Cremonini Spa	Sindaco Effettivo	Quotata
Dexia Crediop Spa	Presidente Collegio Sindacale	
e- MID Spa	Sindaco Effettivo	
e-group Italia Spa	Presidente Collegio Sindacale	
Euromobiliare alternative Investments SGR Spa	Sindaco Effettivo	
Express Padala Italia Spa	Presidente Collegio Sindacale	
Finetwork Financial Network Srl	Presidente Collegio Sindacale	
Husqvarna Outdoor Products Italia Spa	Sindaco Effettivo	
Immobiliare Bofac Spa	Sindaco Effettivo	
Istedin SpA	Presidente del Cda	
Konica Minolta Business Solutions Italia Spa	Sindaco Effettivo	
Lega Calcio Service SpA	Sindaco Effettivo	
Mattel Italy srl	Sindaco Effettivo	
MARR SPA	Presidente Collegio Sindacale	Quotata
Meliorfactor Spa	Sindaco Effettivo	
Milan Entertainment srl	Sindaco Effettivo	
Milanosport Spa	Sindaco Effettivo	
Mitutoyo Italiana Srl	Presidente Collegio Sindacale	
Omnia Factor SpA	Sindaco Effettivo	
Oregon Scientific Italia Spa	Sindaco Effettivo	
Pagine Utili Srl	Presidente Collegio sindacale	
Perani Mezzanotte & Partners Spa	Presidente Collegio Sindacale	
RBC Dexia Investors Services Italia Spa	Sindaco Effettivo	
Riello Spa	Sindaco Effettivo	
SelmaBipiemme Leasing Spa	Sindaco Effettivo	
Unicapital Spa	Sindaco Effettivo	
XAA Agenzia Assicurativa Spa	Presidente Collegio Sindacale	

Prot. 1/MILANO/2995 PUBLIREG 55017 mar95

Ministero della Giustizia

DIREZIONE GENERALE DEGLI AFFARI CIVILI E DELLE LIBERE PROFESSIONI
UFFICIO VII - REPARTO REVISORI CONTABILI
VIA TRONTO, 2 00198 - ROMA Tel. 06/8417066 Fax 06/8419441

SI CERTIFICA CHE

il seguente nominativo :

SIMONELLI EZIO
nato il 12/02/1958 a MACERATA
codice fiscale : SMNZEI58B12E783T

domiciliato in MILANO (MI) VIA VIVAIO 22

con D.M. 12/04/1995 pubblicato nella Gazzetta Ufficiale della Repubblica Italiana, supplemento n. 31bis - IV Serie Speciale - del 21/04/1995, e' stato iscritto nel 'Registro dei Revisori Contabili', secondo quanto disposto dal Decreto Legislativo 27 gennaio 1992 n. 88, con decorrenza giuridica 21/04/1995

Lo stesso ha assunto il numero progressivo 55017 e risulta ancora iscritto.

Si rilascia, a richiesta dell' interessato, in carta da bollo, per gli usi consentiti dalla legge.

Roma, 04/07/2001

Il dirigente
Domenico IULIANO

Prot. 1/MILANO/2995
MINISTERO DELLA GIUSTIZIA
DIREZIONE GENERALE DEGLI AFFARI CIVILI E DELLE LIBERE PROFESSIONI
UFFICIO VII REPARTO 'REVISORI CONTABILI'
via Tronto 2 - 00198 Roma tel. 06-8417066 / 06-8415082 fax 06-8419441

al sig. SIMONELLI EZIO
VIA VIVAIO 22
20100 MILANO (MI)

Allegato C. 4

Assemblea ordinaria e straordinaria degli azionisti di Mediaset S.p.A, indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10:00, nei giorni 15 aprile 2008 e 16 aprile 2008, rispettivamente, in prima e seconda convocazione

Deliberazione di cui al punto 4 dell'ordine del giorno:
"Nomina dei componenti il Collegio Sindacale"

Il sottoscritto ***Antonio MARCHESI***, con riferimento alla lista, sotto precisata, dei nominativi delle persone candidate per la nomina di componenti del Collegio Sindacale di Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 27 dello statuto,

con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica ed, in particolare, ai sensi dell'articolo 148, comma 3 del Decreto legislativo n. 58/1998:
   b.1) DI NON TROVARSI NELLE CONDIZIONI PREVISTE DALL'ARTICOLO 2382 DEL CODICE CIVILE;
   b.2) DI NON ESSERE CONIUGE, PARENTE E AFFINE ENTRO IL QUARTO GRADO DEGLI AMMINISTRATORI DI Mediaset S.p.A., NÉ DI ESSERE AMMINISTRATORE, CONIUGE, PARENTE E AFFINE ENTRO IL QUARTO GRADO DEGLI AMMINISTRATORI DELLE SOCIETÀ DA QUESTA CONTROLLATE, DELLE SOCIETÀ CHE LA CONTROLLANO E DI QUELLE SOTTOPOSTE A COMUNE CONTROLLO;
   B.3) DI NON ESSERE LEGATO A Mediaset S.p.A. OD ALLE SOCIETÀ DA QUESTA CONTROLLATE OD ALLE SOCIETÀ CHE LA CONTROLLANO OD A QUELLE SOTTOPOSTE A COMUNE CONTROLLO OVVERO AGLI AMMINISTRATORI DELLA SOCIETÀ E AI SOGGETTI DI CUI ALLA LETTERA *b.2)* DA RAPPORTI DI LAVORO AUTONOMO O SUBORDINATO OVVERO DA ALTRI RAPPORTI DI NATURA PATRIMONIALE O PROFESSIONALE CHE NE COMPROMETTANO L'INDIPENDENZA;
c) di non ricoprire incarichi di amministrazione e controllo in misura superiore ai limiti stabiliti dalla normativa di legge e regolamentare vigente;
d) che sussistono in capo allo scrivente i requisiti di onorabilità e professionalità prescritti dall'articolo 148, comma 4 del Decreto legislativo n. 58/1998 per i membri del Collegio Sindacale;
e) di essere iscritto nel registro dei revisori contabili istituito presso il Ministero della Giustizia ed avere esercitato l'attività di controllo legale dei conti per un periodo non inferiore a tre anni.

In allegato, il sottoscritto trasmette il proprio *curriculum*, nonché l'elenco degli incarichi di amministrazione e controllo ricoperti presso altre società e, qualora eletto, produrrà la documentazione richiesta, a comprova dei requisiti di onorabilità e professionalità, dell'assenza di situazioni impeditive e dell'inesistenza di cause di sospensione concernenti l'incarico di sindaco di Mediaset S.p.A., per gli accertamenti previsti dalla legge e dallo statuto.

LISTA DI CANDIDATI ALLA CARICA DI SINDACI PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Candidati alla carica di sindaci effettivi	*Candidati alla carica di sindaci supplenti*
1. Francesco **VITTADINI** 2. Silvio **BIANCHI MARTINI** 3. Ezio Maria **SIMONELLI**	1. Antonio **MARCHESI** 2. Giancarlo **POVOLERI**

In fede. [signature]

Milano, 31 marzo 2008 *Antonio MARCHESI*

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

Antonio Marchesi
Nato a Milano – 6 giugno 1946
Tel. 348 8898 357
marchesi.antonio@fastwebnet.it

Residenza anagrafica : via Motta 8 - 21050 Brusimpiano (Va)
Residenza per la carica : via M. Bandello 6 - 20123 Milano
Iscritto all' elenco dei revisori contabili - decreto del 12/4/1995 (pubblica sulla G.U. supplemento n. 31 bis 4a. serie speciale del 21/4/1995) Nume d' iscrizione 35116.

1 - 1971 – 2004 : Deloitte & Touche

Profilo manageriale - Partner dal 1979 :

- Direzione Ufficio di Roma (40 persone) 1979 - 1987
- Direzione Ufficio di Milano (200 + persone) 1987 - 1998
- Componente del Team internazionale per il ridisegno strategico della Deloitte mondiale 1992 - 1993
- Componente del Management Team del network italiano 1999 – 2003

Attività professionale :

- Coordinamento e gestione di incarichi nei settori revisione, consulenza organizzativa, valutazioni, ecc. Principali clienti gestiti: Fininvest - Mondadori - Alitalia - BNL - Basf - Hermes - Timberland - Morgan Stanley – Paribas - Marsh.
- Dal 1999 responsabile nazionale del segmento " Sport & Leisure " con attività di Advisory nelle aree strategia, gestione e controllo. Principali clienti gestiti: Ministero dell' Economia (Riforma CONI), Milan, Juventus, Lazio, Venezia, Lecce, Lega Calcio, UEFA e FIGC

2 - Dal giugno 2004 : Docente Universitario e Libero Professionista

- Docente in Management dello Sport presso il Dipartimento di Economia Aziendale della facoltà di Economia e Commercio dell' Università di Torino
- Coordinatore scientifico Area Sport al Master SBS (Strategie per il Business dello Sport) Università Cà Foscari – Verde Sport (Gruppo Benetton)
- Consulente per la FIGC nell' ambito della preparazione del Manuale Licenze UEFA Versione 2 -0
- Consulente Lega Calcio per i criteri di ammissione ai campionati
- Membro del Collegio Sindacale di Società del Gruppo Telecom (Matrix, Telecom Italia Audit , Olivetti Multiservices, Advalso e Tiemme Sistemi) e di Basf Italia
- Organismo di Vigilanza Gruppo AC Milan

Milano, Marzo 2008 A. Marchesi

Antonio Marchesi

Elenco degli incarichi di amministrazione e controllo

Collegio Sindacale:

- Matrix spa
- Olivetti Multiservices spa
- Advalso spa
- TI audit & compliance scarl
- Tiemme Sistemi srl
- Basf Italia srl

Marchesi

Milano, Marzo 2008

Allegato C. 5

Assemblea ordinaria e straordinaria degli azionisti di Mediaset S.p.A, indetta in Cologno Monzese, via Cinelandia n. 5, alle ore 10:00, nei giorni 15 aprile 2008 e 16 aprile 2008, rispettivamente, in prima e seconda convocazione

Deliberazione di cui al punto 4 dell'ordine del giorno:
"Nomina dei componenti il Collegio Sindacale"

Il sottoscritto *Giancarlo POVOLERI*, con riferimento alla lista, sotto precisata, dei nominativi delle persone candidate per la nomina di componenti del Collegio Sindacale di Mediaset S.p.A., depositata dall'azionista FININVEST S.p.A., lista che sarà sottoposta al voto dell'assemblea sopra precisata in osservanza al disposto dell'articolo 27 dello statuto,

con la presente dichiara:

a) di accettare la propria candidatura;
b) che non sussistono a proprio carico cause di ineleggibilità e di incompatibilità previste dalle leggi vigenti per l'assunzione della carica ed, in particolare, ai sensi dell'articolo 148, comma 3 del Decreto legislativo n. 58/1998:
   b.1) DI NON TROVARSI NELLE CONDIZIONI PREVISTE DALL'ARTICOLO 2382 DEL CODICE CIVILE;
   b.2) DI NON ESSERE CONIUGE, PARENTE E AFFINE ENTRO IL QUARTO GRADO DEGLI AMMINISTRATORI DI Mediaset S.p.A., NÉ DI ESSERE AMMINISTRATORE, CONIUGE, PARENTE E AFFINE ENTRO IL QUARTO GRADO DEGLI AMMINISTRATORI DELLE SOCIETÀ DA QUESTA CONTROLLATE, DELLE SOCIETÀ CHE LA CONTROLLANO E DI QUELLE SOTTOPOSTE A COMUNE CONTROLLO;
   B.3) DI NON ESSERE LEGATO A Mediaset S.p.A. OD ALLE SOCIETÀ DA QUESTA CONTROLLATE OD ALLE SOCIETÀ CHE LA CONTROLLANO OD A QUELLE SOTTOPOSTE A COMUNE CONTROLLO OVVERO AGLI AMMINISTRATORI DELLA SOCIETÀ E AI SOGGETTI DI CUI ALLA LETTERA *b.2)* DA RAPPORTI DI LAVORO AUTONOMO O SUBORDINATO OVVERO DA ALTRI RAPPORTI DI NATURA PATRIMONIALE O PROFESSIONALE CHE NE COMPROMETTANO L'INDIPENDENZA;
c) di non ricoprire incarichi di amministrazione e controllo in misura superiore ai limiti stabiliti dalla normativa di legge e regolamentare vigente;
d) che sussistono in capo allo scrivente i requisiti di onorabilità e professionalità prescritti dall'articolo 148, comma 4 del Decreto legislativo n. 58/1998 per i membri del Collegio Sindacale;
e) di essere iscritto nel registro dei revisori contabili istituito presso il Ministero della Giustizia ed avere esercitato l'attività di controllo legale dei conti per un periodo non inferiore a tre anni.

In allegato, il sottoscritto trasmette il proprio *curriculum*, nonché l'elenco degli incarichi di amministrazione e controllo ricoperti presso altre società e, qualora eletto, produrrà la documentazione richiesta, a comprova dei requisiti di onorabilità e professionalità, dell'assenza di situazioni impeditive e dell'inesistenza di cause di sospensione concernenti l'incarico di sindaco di Mediaset S.p.A., per gli accertamenti previsti dalla legge e dallo statuto.

LISTA DI CANDIDATI ALLA CARICA DI SINDACI PRESENTATA DALL'AZIONISTA FININVEST S.P.A.

Candidati alla carica di sindaci effettivi	*Candidati alla carica di sindaci supplenti*
1. Francesco **VITTADINI** 2. Silvio **BIANCHI MARTINI** 3. Ezio Maria **SIMONELLI**	1. Antonio **MARCHESI** 2. Giancarlo **POVOLERI**

In fede.

Milano, 31 marzo 2008

Giancarlo POVOLERI

Si autorizza il trattamento dei dati personali ai sensi del D. Lgs. n. 196/2003.

STUDIO
MALANDRA - DE' GIACOMI - POVOLERI
DOTTORI COMMERCIALISTI

Milano, 31 Marzo 2008

Vi comunico i miei dati:

POVOLERI GIANCARLO
C.F.: PVLGCR47D27F205R
Nato a Milano il 27.04.1947
Studio in Milano – Via Mario Pagano n. 63 – tel. 02 48195436

e Vi elenco gli incarichi da me ad oggi ricoperti in società definite "grandi" dal D.LGS. n. 58/1998:

FLAKT WOODS S.P.A.	Presidente Collegio Sindacale
MEDUSA FILM S.P.A.	Sindaco effettivo
MILAN A.C. S.P.A.	Sindaco effettivo
POMELLATO NEGOZI S.P.A.	Sindaco effettivo
POMELLATO S.P.A.	Sindaco effettivo
SHARP ELECTRONICS ITALIA S.P.A.	Presidente Collegio Sindacale
VIDEOTIME S.P.A.	Sindaco effettivo
ZAMBON ITALIA S.R.L.	Sindaco effettivo
ZAMBON S.P.A.	Sindaco effettivo

21

GIANCARLO POVOLERI
20145 MILANO - VIA M. PAGANO, 63 - TEL. 02.48.19.54.36 - 02.48.19.54.46 - FAX 02.48.19.42.90 - e-mail: madepov@tin.it
C.F. PVL GCR 47D27 F205R - P.IVA 03372870157 - BANCA INTESA S.P.A. - CAB 09448 - ABI 03069 C/C 188781/97

TREVISAN & ASSOCIATI

STUDIO LEGALE

Passaggio degli Osii, 2 - 20123 Milano

Tel. +39.02.80.51.133 - +39.02.87.73.07 - Fax +39.02.86.90.111

mail@trevisanlaw.it

www.trevisanlaw.it

Spettabile
Mediaset S.p.A.
Via Paleocapa n. 3
Milano

Milano, 4 aprile 2008

Oggetto: **Deposito lista per la candidatura alla carica di membro del Collegio Sindacale di Mediaset S.p.A.**

Unitamente alla presente, nella nostra qualità di delegati, per conto degli Azionisti Arca S.G.R.S.p.A. (Rubrica Fondo Azioni Italia – Rubrica Fondo Arca Bb), UBI Pramerica S.G.R.S.p.A. (Ubi Pramerica Azioni Italia – Capitalgest Italia), Monte Paschi Asset Management S.G.R.S.p.A. (Ducato Geo Italia), Eurizon Investimenti S.G.R.S.p.A. (Nextra Azioni Italia), Pioneer Investment Management S.G.R.p.A. (Pioneer Azionario Crescita), Pioneer Asset Management S.A. (Pioneer Asset Management SA), Eurizon Capital S.G.R.S.p.A. (Eurizon Capital Sgr Sanpaolo Azioni Italia - Eurizon Capital Sgr Sanpaolo Italian Equity Risk - Eurizon Capital Sgr Sanpaolo Opportunità Italia - Eurizon Capital Sgr Sanpaolo Euro - Eurizon Capital Sgr Sanpaolo Soluzione 3 - Eurizon Capital Sgr Sanpaolo Soluzione 4 - Eurizon Capital Sgr Sanpaolo Soluzione 5 - Eurizon Capital Sgr Sanpaolo Soluzione 6 - Eurizon Capital Sgr Sanpaolo Soluzione 7), Eurizon Capital S.A. (Eurizon Easy Fund Equity Italy - Eurizon Easy Fund Equity Euro - Eurizon Easy Fund Equity Europe - Eurizon Easy Fund Equity Media), Fideuram Gestions S.A. (Fonditalia Global - Fonditalia Euro T.M.T. – Fideuram Fund Europe Listed Consumer Discretionary Equity) e Interfund Sicav (Interfund Equity Europe – Interfund Equity Europe Consumer Discretionary), provvediamo al deposito della Lista dei candidati alla carica di membro del Collegio Sindacale della Vostra Società secondo le modalità ed i termini previsti dalla Convocazione di Assemblea, qui di seguito allegata.

Con i nostri migliori saluti.

Avv. Dario Trevisan

Avv. Marco delli Guanti

ALBERTO GIUSSANI
Curriculum vitae

DATI PERSONALI:

Nato a Varese il 23 agosto 1946
Sposato. Due figli (34 e 28 anni)
Residente a Milano – Viale dei Mille 14 – tel. 027384845 – email:
alberto.giussani@fastwebnet.it

QUALIFICHE PROFESSIONALI

- Laureato in Economia e Commercio all'Università Cattolica di Milano (1972)
- Iscritto dal 1979 all'Albo dei Dottori Commercialisti
- Iscritto al Registro dei Revisori dei conti dal 1995, data di istituzione del Registro

ATTIVITA' PROFESSIONALI

- Titolare dei corsi in Tecnica Professionale e International Accounting all'Università Cattolica di Milano
- Consigliere di Amministrazione del Credito Artigiano SpA e di Fastweb (società quotate alla Borsa di Milano)
- Dal 2001 Membro dello Standard Advisory Council della fondazione IASC per la statuizione dei principi contabili internazionali
- Dal 1981 Membro della Commissione Principi Contabili dei Dottori Commercialisti e Ragionieri e attualmente membro del Comitato Tecnico Scientifico dell'Organismo Italiano di Contabilità
- Presidente di Assirevi (Associazione dei Revisori Contabili Italiani) nel triennio 2004-2006 e Consigliere dal 1980 all'ottobre 2006
- Componente del gruppo di lavoro per la revisione del Codice di Autodisciplina delle società quotate
- Membro del Collegio dei Revisori della Borsa Italiana prima della privatizzazione della stessa
- Presidente dell'Associazione Ludovico Necchi (Associazione dei laureati e diplomati dell'Università Cattolica)
- Membro del Collegio dei revisori della Biblioteca Ambrosiana e della Caritas Ambrosiana.
- Autore di pubblicazioni in materia di bilancio e relatore in numerosi convegni
- Partner nella società di revisione PricewaterhouseCoopers e dimissionario al 30 giugno 2007. Entrato in Price Waterhouse nel 1973 e divenuto partner nel 1981. Nel corso della carriera di revisore contabile ha gestito la revisione di importanti imprese italiane, anche a carattere multinazionali, quotate in Italia e nella Borsa statunitense

A. Giussani

DICHIARAZIONE SOSTITUTIVA DI CERTIFICAZIONE E DI ATTO DI NOTORIETÀ

AI SENSI DEGLI ARTT. 46 E 47 DEL D.P.R. 28.12.2000 N. 445

Il sottoscritto Alberto Giussani], nato a Varese, il 23.08.1946, codice fiscale GSSLRT46M23L682I, residente in Milano], viale dei Mille, n. 14

PREMESSO CHE

A) il sottoscritto è stato designato dagli azionisti Arca SGR, UBI SGR, MPS SGR, Eurizon Investimenti, Pioneer, Eurizon Capital SGR, Fideuram SGR ai fini dell'elezione dei componenti del Collegio Sindacale in occasione dell'Assemblea ordinaria degli azionisti convocata per il 15 aprile 2008 in prima convocazione e per il 16 aprile 2008 in seconda convocazione - nella lista per la carica di Sindaco di Mediaset S.p.A.,

B) il sottoscritto è a conoscenza dei requisiti che la normativa vigente e lo Statuto Sociale prescrivono per l'assunzione della carica di Sindaco di Mediaset S.p.A.,

Tutto ciò premesso,

il sottoscritto, sotto la propria ed esclusiva responsabilità, ai sensi e per gli effetti di cui all'art. 76 del D.P.R. 28.12.2000 n. 445 per le ipotesi di falsità in atti e di dichiarazioni mendaci,

DICHIARA

- di essere iscritto nel registro dei revisori contabili e di avere esercitato l'attività di controllo legale dei conti per un periodo non inferiore a tre anni;

[SI] ✓ ~~[NO]~~

- di aver maturato un'esperienza complessiva di almeno un triennio nell'esercizio di:

  a) attività di amministrazione o di controllo ovvero compiti direttivi presso società di capitali che abbiano un capitale sociale non inferiore a due milioni di euro; ovvero

  b) attività professionali o di insegnamento universitario di ruolo in materie giuridiche, economiche, finanziarie e tecnico-scientifiche, strettamente attinenti all'attività dell'impresa; ovvero

  c) funzioni dirigenziali presso enti pubblici o pubbliche amministrazioni operanti nei settori creditizio, finanziario e assicurativo o comunque in settori strettamente attinenti a quello di attività dell'impresa.

[SI] ✓ ~~[NO]~~

- l'inesistenza di cause di ineleggibilità, decadenza e incompatibilità, nonché il possesso dei requisiti, quali quelli di onorabilità, indipendenza e professionalità, normativamente richiesti per la nomina alla suddetta carica ed in particolare:

  a) di non trovarsi nelle situazioni previste dall'art. 1, commi 5 e 6, del D.M. 30 marzo 2000, n. 162, e

  b) di possedere i requisiti di onorabilità previsti dall'art. 2 del D.M. 30 marzo 2000, n. 162, e

c) di possedere i requisiti di indipendenza di cui all'art. 148, comma 3, del D. Lgs. 24 febbraio 1998, n. 58;

[SI] ✓ ~~[NO]~~

- nonché di possedere i requisiti di indipendenza di cui al combinato disposto dell'art. 10.C.2 e dell'art. 3.C.1 del Codice di Autodisciplina, come interpretati dalle Istruzioni di Borsa Italiana;

[SI] ✓ ~~[NO]~~

- di non ricoprire incarichi di amministrazione e controllo in misura pari o superiore ai limiti stabiliti dalla normativa vigente;

[SI] ✓ ~~[NO]~~

- di impegnarsi a comunicare tempestivamente a Mediaset S.p.A. e, per essa, al Consiglio di Amministrazione ed al Collegio Sindacale della stessa eventuali variazioni della dichiarazione;
- di impegnarsi a produrre, su richiesta di Mediaset S.p.A., la documentazione idonea a confermare la veridicità dei dati dichiarati;
- di essere informato, ai sensi e per gli effetti di cui all'art.13 del D. Lgs. 30 giugno 2003 n. 196, che i dati personali raccolti saranno trattati dalla Società, anche con strumenti informatici, esclusivamente nell'ambito del procedimento per il quale la presente dichiarazione viene resa.

DICHIARA INOLTRE

di accettare la candidatura e l'eventuale nomina alla carica di Sindaco di Mediaset S.p.A..

In fede A. Cotta 1.4.08

Curriculum Vitae

Mario d'Onofrio (Telef. 081-417016 – 335-6216959)

Nato a Napoli il 9 Settembre 1947
Laureato in Economia e Commercio nel 1972 con 110/110
Dottore Commercialista, iscritto all'Albo dal 1978
Revisore Contabile (Gazzetta Ufficiale del 21/4/1995)

Attività Professionale

Dal	Al	
1973	1975	Funzionario Ufficio Fidi presso Interbanca
1975	1980	Revisore contabile presso Arthur Andersen
1981	1985	Dirigente presso Arthur Andersen
1986	1997	Socio (Partner) dell'Arthur Andersen S.p.A.
1998	2004	Partner responsabile degli uffici Centro Sud (Napoli e Bari) dell'Arthur Andersen, ora Deloitte & Touche S.p.A.
2004	2008	Libero professionista, con incarichi di Amministratore indipen dente e membro di Collegi Sindacali presso primarie società

Principali incarichi professionali svolti

- Revisione di Bilanci di Esercizio e Consolidati di clienti nazionali ed internazionali, tra cui: Gruppo Averna; Gruppo Schneider, Gruppo Grimaldi; Gruppo Olivetti; Café do Brasil; ecc.
- Processi di privatizzazione, tra cui: Acquedotto Pugliese S.p.A.; Salerno Energia S.p.A.
- Valutazioni di Aziende e Due Diligence per acquisition (Banco di Napoli, Pernigotti, ecc.)
- Consulenza per implementazioni di sistemi procedurali e di controllo interno

Componente di CdA

Dal 2005 membro del Consiglio di Amministrazione di Autostrade Meridionali S.p.A.
Dal 2005 presidente del Comitato per la Corporate Governance di Autostrade Meridionali

Membro di Collegi Sindacali

- Atlantica S.p.A. (Gruppo Grimaldi) dal 1998
- Pernigotti S.p.A. (Gruppo Averna) dal 1998
- Consorzio ANEA dal 1997
- Averna SpA dal 2007
- Talete S.c.r.l. dal 2004
- Casoni Fabbricazione Liquori S.p.A. dal 2005
- Nuova Conato Srl (Gruppo Getra) dal 2006

dr. Mario d'Onofri

Attività Didattica:

- Docente di Revisione Aziendale presso l'Università Parthenope di Napoli per gli anni accademici : 2000/2001, 2001/2002, 2005/2006, 2006/2007 , 2007/2008
- Attività di formazione presso l'Ordine dei Dottori Commercialisti di Napoli, anche ai fini dei corsi di preparazione per l'esame di Stato.
- Membro della Commissione d'esame per l'abilitazione a dottore commercialista negli anni 1993-1994 e 2007-2008 presso l'Università Parthenope
- Docente ai corsi di formazione SPRINTER in convenzione con il MURST (corsi per il management delle PMI internazionali) negli anni 1999-2000.
- Relatore in numerosi convegni e seminari.

Pubblicazioni:

Il Bilancio d'esercizio ed il Rendiconto Finanziario	Quaderni Arthur Andersen – 1992
Il Bilancio Consolidato	Rivista di Diritto dell'Impresa – Edizioni Scientifiche Italiane 1994
La Conversione dei Bilanci espressi in moneta estera	Sinergie, Rivista di Studi e Ricerche – Gennaio/ Aprile 1994
Principi e Tecniche di consolidamento	Collana di Studi Aziendali – Giappichelli Editore – Maggio 1995
Procedure di revisione del portafoglio crediti ed esame del sistema dei controlli interni	Le Monnier / Il Sole 24 Ore – Marzo 1996
Aspetti contabili e fiscali derivanti dall'applicazione dell'Euro	Orizzonti Economici – Electa Napoli – Ottobre 1998

Altri Incarichi::

- Presidente della Sezione Società di Consulenza presso l'Unione Industriali di Napoli dal 1996 al 1998.
- Consigliere dell'Unione Industriali di Napoli dal 1998 al 2000, con delega al Bilancio.
- Membro della Giunta dell'Unione Industriali di Napoli dal 2005.
- Componente del Comitato Tecnico Scientifico dell'I.S.V.E. nel 2000 e 2004.
- Presidente della Commissione sui principi contabili presso l'Ordine dei Dottori Commercialisti di Napoli , nell'anno 2003 .

Napoli, Marzo 2008

dr. Mario d'Onofrio

DICHIARAZIONE SOSTITUTIVA DI CERTIFICAZIONE E DI ATTO DI NOTORIETÀ

AI SENSI DEGLI ARTT. 46 E 47 DEL D.P.R. 28.12.2000 N. 445

Il sottoscritto Mario d'Onofrio, nato a Napoli, il 09/09/47, codice fiscale DNFMRA47P09F839L, residente in Napoli, via Parco Margherita, n.69/A

PREMESSO CHE

A) il sottoscritto è stato designato dagli Azionisti : ARCA SGR ; UBI SGR ; MPS SGR ; EURIZON INVESTIMENTI ; PIONEER ; EURIZON CAPITAL SGR ; FIDEURAM SGR ; - ai fini dell'elezione dei componenti del Collegio Sindacale in occasione dell'Assemblea ordinaria degli azionisti convocata per il 15 aprile 2008 in prima convocazione e per il 16 aprile 2008 in seconda convocazione - nella lista per la carica di Sindaco di Mediaset S.p.A.,

B) il sottoscritto è a conoscenza dei requisiti che la normativa vigente e lo Statuto Sociale prescrivono per l'assunzione della carica di Sindaco di Mediaset S.p.A.,

Tutto ciò premesso,

il sottoscritto, sotto la propria ed esclusiva responsabilità, ai sensi e per gli effetti di cui all'art. 76 del D.P.R. 28.12.2000 n. 445 per le ipotesi di falsità in atti e di dichiarazioni mendaci,

DICHIARA

- di essere iscritto nel registro dei revisori contabili e di avere esercitato l'attività di controllo legale dei conti per un periodo non inferiore a tre anni

di aver maturato un'esperienza complessiva di almeno un triennio nell'esercizio di:

a) attività di controllo presso società di capitali che abbiano un capitale sociale non inferiore a due milioni di euro;

b) attività professionali o di insegnamento universitario in materie economiche, finanziarie e tecnico-scientifiche, strettamente attinenti all'attività dell'impresa;

- l'inesistenza di cause di ineleggibilità, decadenza e incompatibilità, nonché il possesso dei requisiti, quali quelli di onorabilità, indipendenza e professionalità, normativamente richiesti per la nomina alla suddetta carica ed in particolare:

a) di non trovarsi nelle situazioni previste dall'art. 1, commi 5 e 6, del D.M. 30 marzo 2000, n. 162, e

b) di possedere i requisiti di onorabilità previsti dall'art. 2 del D.M. 30 marzo 2000, n. 162, e

c) di possedere i requisiti di indipendenza di cui all'art. 148, comma 3, del D. Lgs. 24 febbraio 1998, n. 5

- nonché di possedere i requisiti di indipendenza di cui al combinato disposto dell'art. 10.C.2 e dell'art. 3.C.1 del Codice di Autodisciplina, come interpretati dalle Istruzioni di Borsa Italiana

- di non ricoprire incarichi di amministrazione e controllo in misura pari o superiore ai limiti stabiliti dalla normativa vigente;

- di impegnarsi a comunicare tempestivamente a Mediaset S.p.A. e, per essa, al Consiglio di Amministrazione ed al Collegio Sindacale della stessa eventuali variazioni della dichiarazione;
- di impegnarsi a produrre, su richiesta di Mediaset S.p.A., la documentazione idonea a confermare la veridicità dei dati dichiarati;
- di essere informato, ai sensi e per gli effetti di cui all'art.13 del D. Lgs. 30 giugno 2003 n. 196, che i dati personali raccolti saranno trattati dalla Società, anche con strumenti informatici, esclusivamente nell'ambito del procedimento per il quale la presente dichiarazione viene resa.

DICHIARA INOLTRE

di accettare la candidatura e l'eventuale nomina alla carica di Sindaco di Mediaset S.p.A..

In fede

Napoli 01/04/08

dr. Mario d'Onofrio

ARCA

LISTA PER LA NOMINA DEI MEMBRI DEL COLLEGIO SINDACALE DI MEDIASET S.p.A.

Con riferimento all'Assemblea ordinaria di Mediaset S.p.A. (con sede legale in Milano, Via Paleocapa n. 3, P.I. n. 09032310154), convocata per le ore 10.00 del 15 aprile 2008 in prima convocazione e per le ore 10.00 del 16 aprile 2008 in seconda convocazione, in Cologno Monzese (Mi), Via Cinelandia n. 5, per deliberare - tra l'altro - in merito alla nomina del Collegio Sindacale, ai sensi dell'art. 27 dello Statuto di Mediaset S.p.A., il Socio ARCA SGR S.p.A. – Rubrica Fondo ARCA BB (intestatario di n. 370.000 azioni ordinarie di Mediaset S.p.A. del capitale avente diritto di voto nell'Assemblea ordinaria della Società), presenta la lista di candidati alla carica di membro del Collegio Sindacale di Mediaset S.p.A., qui di seguito allegata.

La lista, unitamente alla documentazione prevista al menzionato articolo 27 dello Statuto Sociale (ivi inclusi i *curricula vitae* dei candidati e le dichiarazioni attestanti la sussistenza dei requisiti richiesti per la carica), viene depositata presso la sede sociale di Mediaset S.p.A. in Milano, Via Paleocapa n. 3.

ARCA SGR S.p.A.
Il Legale Rappresentante
(Dr. Attilio Pietro Ferrari)

Si allega:

a) delega al deposito;
b) lista dei candidati;
c) dichiarazione dei soci attestante l'assenza di rapporti di controllo o di maggioranza relativa;
d) certificazione di deposito e possesso titoli;

i quali verranno depositati dai soggetti delegati unitamente ai seguenti documenti:

e) *curricula vitae*;
f) dichiarazione di accettazione e sostitutiva di certificazione e atto di notorietà.

ARCA

LISTA PER LA NOMINA DEI MEMBRI DEL COLLEGIO SINDACALE DI MEDIASET S.p.A.

Con riferimento all'Assemblea ordinaria di Mediaset S.p.A. (con sede legale in Milano, Via Paleocapa n. 3, P.I. n. 09032310154), convocata per le ore 10.00 del 15 aprile 2008 in prima convocazione e per le ore 10.00 del 16 aprile 2008 in seconda convocazione, in Cologno Monzese (Mi), Via Cinelandia n. 5, per deliberare - tra l'altro - in merito alla nomina del Collegio Sindacale, ai sensi dell'art. 27 dello Statuto di Mediaset S.p.A., il Socio ARCA SGR S.p.A. – Rubrica Fondo ARCA AZIONI ITALIA (intestatario di n. 780.000 azioni ordinarie di Mediaset S.p.A. del capitale avente diritto di voto nell'Assemblea ordinaria della Società), presenta la lista di candidati alla carica di membro del Collegio Sindacale di Mediaset S.p.A., qui di seguito allegata.

La lista, unitamente alla documentazione prevista al menzionato articolo 27 dello Statuto Sociale (ivi inclusi i *curricula vitae* dei candidati e le dichiarazioni attestanti la sussistenza dei requisiti richiesti per la carica), viene depositata presso la sede sociale di Mediaset S.p.A. in Milano, Via Paleocapa n. 3.

ARCA SGR S.p.A.
Il Legale Rappresentante
(Dr. Attilio Pietro Ferrari)

Si allega:

g) delega al deposito;
h) lista dei candidati;
i) dichiarazione dei soci attestante l'assenza di rapporti di controllo o di maggioranza relativa;
j) certificazione di deposito e possesso titoli;

i quali verranno depositati dai soggetti delegati unitamente ai seguenti documenti:

k) *curricula vitae*;
l) dichiarazione di accettazione e sostitutiva di certificazione e atto di notorietà.

ARCA
Società di Gestione del Risparmio S.p.A.

Milano, 3 aprile 2008
Prot. DG/533 AF/ae

Spettabile
STUDIO LEGALE TREVISAN & ASSOCIATI
Passaggio degli Osii, 2
20123 MILANO

Io sottoscritto Dr. Attilio Piero Ferrari in qualità di legale rappresentante della Società ARCA SGR S.p.A., socio di Mediaset S.p.A. (per n. 1.150.000 azioni) e gestore dei fondi:

ARCA AZIONI ITALIA	780.000
ARCA BB	370.000

Delega

I Sigg.ri Dario Trevisan nato a Milano il 4.5.1964 (C.F. TRVDRA64E04F205I), Marco delli Guanti nato a Milano il 14.12.1977 (C.F. DLLMRC77T14F205L), Francesco Arcari nato a Brescia il 9.1.1976 (C.F. RCRFNC76A09B157J), Angelo Cardarelli nato a Treviso l'1.5.1978 (C.F. CRDNGL78E01L407J) e Giulio Tonelli nato a La Spezia il 27.2.1979 (C.F. TNLGLI79B27E463Q), domiciliati presso lo Studio Legale Trevisan & Associati, in 20123 Milano, Passaggio degli Osii n. 2, P.I. 10254740151, anche disgiuntamente tra loro, affinché depositino e presentino, per mio nome e conto, una lista e la relativa documentazione prevista dallo Statuto Sociale, composta dai nominativi indicati in allegato, per l'elezione del Collegio Sindacale di Mediaset S.p.A. prevista al punto 3 dell'ordine del giorno dell'assemblea ordinaria dei soci di Mediaset S.p.A. che si terrà alle ore 10.00 del 15 aprile 2008 (1^ convocazione) o del 16 aprile 2008 (2^ convocazione), in Cologno Monzese (Mi), Via Cinelandia n. 5.

Tale lista dovrà e potrà essere depositata presso la sede sociale di Mediaset S.p.A. congiuntamente ad altri azionisti che detengono partecipazioni azionarie in Mediaset S.p.A. rappresentanti complessivamente la quota del capitale sociale come richiesto ai sensi di Legge e di Statuto per la presentazione della lista.

I suddetti avranno, altresì, facoltà di dare avviso di tale deposito presso le autorità competenti e le Società di gestione del mercato e di effettuare la pubblicazione dello stesso su uno o più quotidiani a diffusione nazionale e/o nelle forme previste dallo Statuto fermi restando le competenze dovute.

Con i migliori saluti.

ARCA SGR S.p.A.
Il Legale Rappresentante
(Dr. Attilio Piero Ferrari)

All. c.s.

ARCA

LISTA PER IL COLLEGIO SINDACALE
Sezione I – Sindaci effettivi

N.	Cognome	Nome
1.	GIUSSANI	ALBERTO
2.		
3.		

Sezione II – Sindaci supplenti

N.	Cognome	Nome
1.	D'ONOFRIO	MARIO
2.		

ARCA

DICHIARAZIONE ATTESTANTE L'ASSENZA DI RAPPORTI DI COLLEGAMENTO

Il sottoscritto azionista di Mediaset S.p.A., titolare delle azioni ordinarie rappresentanti la sottoindicata percentuale del capitale sociale:

Azionista	N. Azioni	% del capitale sociale
ARCA AZIONI ITALIA	780.000	0,07
ARCA BB	370.000	0,03
Totale	1.150.000	

PREMESSO CHE

A) il sottoscritto intende presentare una lista di candidati per l'elezione dei componenti del Collegio Sindacale in occasione dell'Assemblea ordinaria degli azionisti convocata per il 15 aprile 2008 in prima convocazione e per il 16 aprile 2008 in seconda convocazione,

B) il sottoscritto è a conoscenza della disciplina dei rapporti di collegamento tra soci di riferimento e soci di minoranza prevista nella normativa vigente,

DICHIARA

- l'assenza di rapporti di collegamento previsti dall'art. 144-*quinquies* del Regolamento Emittenti;
- di impegnarsi a produrre, su richiesta di Mediaset S.p.A., la documentazione idonea a confermare la veridicità dei dati dichiarati.

ARCA SGR S.p.A.
Il Legale Rappresentante
(Dr. Attilio Pietro Ferrari)

LISTA PER LA NOMINA DEI MEMBRI DEL COLLEGIO SINDACALE DI MEDIASET S.p.A.

Con riferimento all'Assemblea ordinaria di Mediaset S.p.A. (con sede legale in Milano, Via Paleocapa n. 3, P.I. n. 09032310154), convocata per le ore 10.00 del 15 aprile 2008 in prima convocazione e per le ore 10.00 del 16 aprile 2008 in seconda convocazione, in Cologno Monzese (Mi), Via Cinelandia n. 5, per deliberare - tra l'altro - in merito alla nomina del Collegio Sindacale, ai sensi dell'art. 27 dello Statuto di Mediaset S.p.A., il Socio UBIPRAMERICA SGR S.p.A., gestore del/i fondo/i UBI PRAMERICA AZIONI ITALIA e CAPITALGEST ITALIA (intestatari di n. 900.000 azioni ordinarie di Mediaset S.p.A. del capitale avente diritto di voto nell'Assemblea ordinaria della Società), presenta la lista di candidati alla carica di membro del Collegio Sindacale di Mediaset S.p.A., qui di seguito allegata.

La lista, unitamente alla documentazione prevista al menzionato articolo 27 dello Statuto Sociale (ivi inclusi i *curricula vitae* dei candidati e le dichiarazioni attestanti la sussistenza dei requisiti richiesti per la carica), viene depositata presso la sede sociale di Mediaset S.p.A. in Milano, Via Paleocapa n. 3.

Milano, lì 4 Aprile 2008

UBI PRAMERICA SGR S.p.A.
L'Amministratore Delegato
Marco Carreri

Si allega:

a) delega al deposito;
b) lista dei candidati;
c) dichiarazione dei soci attestante l'assenza di rapporti di controllo o di maggioranza relativa;
d) certificazione di deposito e possesso titoli;

i quali verranno depositati dai soggetti delegati unitamente ai seguenti documenti:

e) *curricula vitae*;
f) dichiarazione di accettazione e sostitutiva di certificazione e atto di notorietà.

Spettabile
MEDIASET S.p.A.
Via Paleocapa , n. 3
20121 – Milano

Milano, 4 Aprile 2008

La Società UBI PRAMERICA SGR S.p.A., in persona del legale rappresentante, Dott. Marco Carreri, socio di Mediaset S.p.A. (per n. 900.000 azioni) e gestore dei fondi:

UBI PRAMERICA AZIONI ITALIA
CAPITALGEST ITALIA

Delega

I Sigg.ri Dario Trevisan nato a Milano il 4.5.1964 (C.F. TRVDRA64E04F205I), Marco delli Guanti nato a Milano il 14.12.1977 (C.F. DLLMRC77T14F205L), Francesco Arcari nato a Brescia il 9.1.1976 (C.F. RCRFNC76A09B157J), Angelo Cardarelli nato a Treviso l'1.5.1978 (C.F. CRDNGL78E01L407J) e Giulio Tonelli nato a La Spezia il 27.2.1979 (C.F. TNLGLI79B27E463Q), domiciliati presso lo Studio Legale Trevisan & Associati, in 20123 Milano, Passaggio degli Osii n. 2, P.I. 10254740151, anche disgiuntamente tra loro, affinché depositino e presentino, per mio nome e conto, una lista e la relativa documentazione prevista dallo Statuto Sociale, composta dai nominativi indicati in allegato, per l'elezione del Collegio Sindacale di Mediaset S.p.A. prevista al punto 3 dell'ordine del giorno dell'assemblea ordinaria dei soci di Mediaset S.p.A. che si terrà alle ore 10.00 del 15 aprile 2008 (1^ convocazione) o del 16 aprile 2008 (2^ convocazione), in Cologno Monzese (Mi), Via Cinelandia n. 5.
Tale lista dovrà e potrà essere depositata presso la sede sociale di Mediaset S.p.A. congiuntamente ad altri azionisti che detengono partecipazioni azionarie in Mediaset S.p.A. rappresentanti complessivamente la quota del capitale sociale come richiesto ai sensi di Legge e di Statuto per la presentazione della lista.
I suddetti avranno, altresì, facoltà di dare avviso di tale deposito presso le autorità competenti e le Società di gestione del mercato e di effettuare la pubblicazione dello stesso su uno o più quotidiani a diffusione nazionale e/o nelle forme previste dallo Statuto fermi restando le competenze dovute.

UBI PRAMERICA SGR S.p.A.
L'Amministratore Delegato
Marco Carreri

All.: c.s.

LISTA PER IL COLLEGIO SINDACALE
Sezione I – Sindaci effettivi

N.	Cognome	Nome
1.	GIUSSANI	ALBERTO
2.		
3.		

Sezione II – Sindaci supplenti

N.	Cognome	Nome
1.	D'ONOFRIO	MARIO
2.		

DICHIARAZIONE ATTESTANTE L'ASSENZA DI RAPPORTI DI COLLEGAMENTO

Il sottoscritto azionista di Mediaset S.p.A., titolare delle azioni ordinarie rappresentanti la sottoindicata percentuale del capitale sociale:

Azionista	N. Azioni	**% del capitale sociale**
UBI PRAMERICA SGR	900.000	0,0762%
Totale	900.000	0,0762%

PREMESSO CHE

A) il sottoscritto intende presentare una lista di candidati per l'elezione dei componenti del Collegio Sindacale in occasione dell'Assemblea ordinaria degli azionisti convocata per il 15 aprile 2008 in prima convocazione e per il 16 aprile 2008 in seconda convocazione,

B) il sottoscritto è a conoscenza della disciplina dei rapporti di collegamento tra soci di riferimento e soci di minoranza prevista nella normativa vigente,

DICHIARA

- l'assenza di rapporti di collegamento previsti dall'art. 144-*quinquies* del Regolamento Emittenti;
- di impegnarsi a produrre, su richiesta di Mediaset S.p.A., la documentazione idonea a confermare la veridicità dei dati dichiarati.

In fede

UBI Pramerica SGR Spa
L'Amministratore Delegato
Marco Carreri

MONTE PASCHI
ASSET MANAGEMENT SGR

LISTA PER LA NOMINA DEI MEMBRI DEL COLLEGIO SINDACALE DI MEDIASET S.p.A.

Milano, 03 APR. 2008

Con riferimento all'Assemblea ordinaria di Mediaset S.p.A. (con sede legale in Milano, Via Paleocapa n. 3, P.I. n. 09032310154), convocata per le ore 10.00 del 15 aprile 2008 in prima convocazione e per le ore 10.00 del 16 aprile 2008 in seconda convocazione, in Cologno Monzese (Mi), Via Cinelandia n. 5, per deliberare - tra l'altro - in merito alla nomina del Collegio Sindacale, ai sensi dell'art. 27 dello Statuto di Mediaset S.p.A., il Socio Monte Paschi Asset Management SGR S.p.A., gestore del fondo Ducato Geo Italia (intestatario di n. 750.000 azioni ordinarie di Mediaset S.p.A. del capitale avente diritto di voto nell'Assemblea ordinaria della Società), presenta la lista di candidati alla carica di membro del Collegio Sindacale di Mediaset S.p.A., qui di seguito allegata.

La lista, unitamente alla documentazione prevista al menzionato articolo 27 dello Statuto Sociale (ivi inclusi i *curricula vitae* dei candidati e le dichiarazioni attestanti la sussistenza dei requisiti richiesti per la carica), viene depositata presso la sede sociale di Mediaset S.p.A. in Milano, Via Paleocapa n. 3.

Si allega:

a) delega al deposito;
b) lista dei candidati;
c) dichiarazione dei soci attestante l'assenza di rapporti di controllo o di maggioranza relativa;
d) certificazione di deposito e possesso titoli;

i quali verranno depositati dai soggetti delegati unitamente ai seguenti documenti:

e) *curricula vitae*;
f) dichiarazione di accettazione e sostitutiva di certificazione e atto di notorietà.

Monte Paschi Asset Management SGR S.p.A.
Il Vice Direttore Generale Vicario
(Gianfranco Messe)

MONTE PASCHI ASSET MANAGEMENT SGR S.p.A. • Sede Legale e Direzione Generale in Via San Vittore 37 - 20123 Milano • www.mpsam.it
Capitale Sociale € 36.338.780 i. v. • C.f. / P. Iva / Registro Imprese di Milano 12737400155 • Società soggetta all'attività di direzione e coordinamento di Banca Monte dei Paschi di Siena S.p.A. - Gruppo Bancario Monte dei Paschi di Siena • Codice Gruppo 1030.6 • Iscritta al n. 82 Albo S.G.R./Banca d'Italia • Aderente al Fondo Nazionale di Garanzia • Telefono 02.43.82.81 • Fax 02.43.82.82.47

GRUPPO MPS

12g3-2(b)

MONTE PASCHI
ASSET MANAGEMENT SGR

Spettabile
STUDIO LEGALE TREVISAN & ASSOCIATI
Passaggio degli Osii n. 2
20123 MILANO

e p. c.

Spettabile
MEDIASET S.p.A.
Via Paleocapa, 3
20121 MILANO

Milano, 03 APR. 2008

Io sottoscritto Gianfranco Messe, in qualità di legale rappresentante della società Monte Paschi Asset Management SGR S.p.A., socio di Mediaset S.p.A. (per n. 750.000 azioni) e gestore del fondo:

DUCATO GEO ITALIA

delego

I Sigg.ri Dario Trevisan nato a Milano il 4.5.1964 (C.F. TRVDRA64E04F205I), Marco delli Guanti nato a Milano il 14.12.1977 (C.F. DLLMRC77T14F205L), Francesco Arcari nato a Brescia il 9.1.1976 (C.F. RCRFNC76A09B157J), Angelo Cardarelli nato a Treviso l'1.5.1978 (C.F. CRDNGL78E01L407J) e Giulio Tonelli nato a La Spezia il 27.2.1979 (C.F. TNLGLI79B27E463Q), domiciliati presso lo Studio Legale Trevisan & Associati, in 20123 Milano, Passaggio degli Osii n. 2, P.I. 10254740151, anche disgiuntamente tra loro, affinché depositino e presentino, per mio nome e conto, una lista e la relativa documentazione prevista dallo Statuto Sociale, composta dai nominativi indicati in allegato, per l'elezione del Collegio Sindacale di Mediaset S.p.A. prevista al punto 3 dell'ordine del giorno dell'assemblea ordinaria dei soci di Mediaset S.p.A. che si terrà alle ore 10.00 del 15 aprile 2008 (1^ convocazione) o del 16 aprile 2008 (2^ convocazione), in Cologno Monzese (Mi), Via Cinelandia n. 5.
Tale lista dovrà e potrà essere depositata presso la sede sociale di Mediaset S.p.A. congiuntamente ad altri azionisti che detengono partecipazioni azionarie in Mediaset S.p.A. rappresentanti complessivamente la quota del capitale sociale come richiesto ai sensi di Legge e di Statuto per la presentazione della lista.
I suddetti avranno, altresì, facoltà di dare avviso di tale deposito presso le autorità competenti e le Società di gestione del mercato e di effettuare la pubblicazione dello stesso su uno o più quotidiani a diffusione nazionale e/o nelle forme previste dallo Statuto fermi restando le competenze dovute.

Monte Paschi Asset Management SGR S.p.A.
Il Vice Direttore Generale Vicario
(Gianfranco Messe)

All.: c.s

MONTE PASCHI
ASSET MANAGEMENT SGR

LISTA PER IL COLLEGIO SINDACALE
Sezione I – Sindaci effettivi

N.	Cognome	Nome
1.	Giussani	Alberto
2.		
3.		

Sezione II – Sindaci supplenti

N.	Cognome	Nome
1.	D'Onofrio	Mario
2.		

MONTE PASCHI
ASSET MANAGEMENT SGR

DICHIARAZIONE ATTESTANTE L'ASSENZA DI RAPPORTI DI COLLEGAMENTO

Il sottoscritto azionista di Mediaset S.p.A., titolare delle azioni ordinarie rappresentanti la sottoindicata percentuale del capitale sociale:

Azionista	N. Azioni	% del capitale sociale
Monte Paschi Asset Management SGR S.p.A.	750.000	0,06
Totale		

PREMESSO CHE

A) il sottoscritto intende presentare una lista di candidati per l'elezione dei componenti del Collegio Sindacale in occasione dell'Assemblea ordinaria degli azionisti convocata per il 15 aprile 2008 in prima convocazione e per il 16 aprile 2008 in seconda convocazione,

B) il sottoscritto è a conoscenza della disciplina dei rapporti di collegamento tra soci di riferimento e soci di minoranza prevista nella normativa vigente,

DICHIARA

- l'assenza di rapporti di collegamento previsti dall'art. 144-*quinquies* del Regolamento Emittenti;
- di impegnarsi a produrre, su richiesta di Mediaset S.p.A., la documentazione idonea a confermare la veridicità dei dati dichiarati.

Monte Paschi Asset Management SGR S.p.A.
Il Vice Direttore Generale Vicario
(Gianfranco Messe)

MONTE PASCHI
ASSET MANAGEMENT SGR

ALLEGATO

NORMATIVA APPLICABILE

Art. 144-*quinquies* del Regolamento Emittenti

Sussistono rapporti di collegamento rilevanti ai sensi dell'articolo 148, comma 2, del Testo unico, fra uno o più soci di riferimento e uno o più soci di minoranza, almeno nei seguenti casi:

a) rapporti di parentela;
b) appartenenza al medesimo gruppo;
c) rapporti di controllo tra una società e coloro che la controllano congiuntamente;
d) rapporti di collegamento ai sensi dell'articolo 2359, comma 3 del codice civile, anche con soggetti appartenenti al medesimo gruppo;
e) svolgimento, da parte di un socio, di funzioni gestorie o direttive, con assunzione di responsabilità strategiche, nell'ambito di un gruppo di appartenenza di un altro socio;
f) adesione ad un medesimo patto parasociale previsto dall'articolo 122 del Testo unico avente ad oggetto azioni dell'emittente, di un controllante di quest'ultimo o di una sua controllata.

Qualora un soggetto collegato ad un socio di riferimento abbia votato per una lista di minoranza l'esistenza di tale rapporto di collegamento assume rilievo soltanto se il voto sia stato determinante per l'elezione del sindaco.

EurizonInvestimenti

LISTA PER LA NOMINA DEI MEMBRI DEL COLLEGIO SINDACALE DI MEDIASET S.p.A.

Con riferimento all'Assemblea ordinaria di Mediaset S.p.A. (con sede legale in Milano, Via Paleocapa n. 3, P.I. n. 09032310154), convocata per le ore 10.00 del 15 aprile 2008 in prima convocazione e per le ore 10.00 del 16 aprile 2008 in seconda convocazione, in Cologno Monzese (Mi), Via Cinelandia n. 5, per deliberare - tra l'altro - in merito alla nomina del Collegio Sindacale, ai sensi dell'art. 27 dello Statuto di Mediaset S.p.A., la sottoscritta Eurizon Investimenti SGR S.p.A., nella persona del suo Amministratore Delegato e Legale Rappresentante, Dott. Francis Candylaftis, in qualità di socio della Mediaset S.p.A., per conto del fondo Nextra Azioni Italia con n. 500.000 azioni, presenta la lista di candidati alla carica di membro del Collegio Sindacale di Mediaset S.p.A., qui di seguito allegata.

La lista, unitamente alla documentazione prevista al menzionato articolo 27 dello Statuto Sociale (ivi inclusi i *curricula vitae* dei candidati e le dichiarazioni attestanti la sussistenza dei requisiti richiesti per la carica), viene depositata presso la sede sociale di Mediaset S.p.A. in Milano, Via Paleocapa n. 3.

Milano, li 2 aprile 2008

Eurizon Investimenti SGR S.p.A.
Il Legale Rappresentante

F. Candylaftis

Si allega:
a) delega al deposito;
b) lista dei candidati;
c) dichiarazione dei soci attestante l'assenza di rapporti di controllo o di maggioranza relativa;
d) certificazione di deposito e possesso titoli;

I quali verranno depositati dai soggetti delegati unitamente ai seguenti documenti:
e) *curricula vitae*;
f) dichiarazione di accettazione e sostitutiva di certificazione e atto di notorietà.

EurizonInvestimenti

Spettabile
Mediaset S.p.A.
Via Paleocapa n. 3
20121 Milano

Egregio Signore
Avv. Dario Trevisan
c/o Studio Legale Trevisan & Associati
Passaggio degli Osii n. 2
20123 Milano

Milano, 2 aprile 2008

La sottoscritta Eurizon Investimenti SGR S.p.A., nella persona del suo Amministratore Delegato e Legale Rappresentante, Dott. Francis Candylaftis, in qualità di socio della Mediaset S.p.A., per conto del fondo Nextra Azioni Italia con n. 500.000 azioni,

Delega

i Sigg.ri Dario Trevisan nato a Milano il 4.5.1964 (C.F. TRVDRA64E04F205I), Marco delli Guanti nato a Milano il 14.12.1977 (C.F. DLLMRC77T14F205L), Francesco Arcari nato a Brescia il 9.1.1976 (C.F. RCRFNC76A09B157J), Angelo Cardarelli nato a Treviso l'1.5.1978 (C.F. CRDNGL78E01L407J) e Giulio Tonelli nato a La Spezia il 27.2.1979 (C.F. TNLGLI79B27E463Q), domiciliati presso lo Studio Legale Trevisan & Associati, in Milano, Passaggio degli Osii n. 2, P.I. 10254740151, anche disgiuntamente tra loro, affinché depositino e presentino, in nome e conto della scrivente, una lista e la relativa documentazione prevista dallo Statuto sociale, composta dai nominativi indicati in allegato, per l'elezione del Collegio Sindacale di Mediaset S.p.A. prevista al punto 3 dell'ordine del giorno dell'assemblea ordinaria dei soci di Mediaset S.p.A. che si terrà alle ore 10.00 del 15 aprile 2008 (1^ convocazione) o del 16 aprile 2008 (2^ convocazione), in Cologno Monzese (Mi), Via Cinelandia n. 5.
Tale lista dovrà e potrà essere depositata presso la sede sociale di Mediaset S.p.A. congiuntamente ad altri azionisti che detengono partecipazioni azionarie in Mediaset S.p.A. rappresentanti complessivamente la quota del capitale sociale come richiesto ai sensi di Legge e di Statuto per la presentazione della lista.
I suddetti avranno, altresì, facoltà di dare avviso di tale deposito presso le autorità competenti e le Società di gestione del mercato e di effettuare la pubblicazione dello stesso su uno o più quotidiani a diffusione nazionale e/o nelle forme previste dallo Statuto fermi restando le competenze dovute.

Eurizon Investimenti SGR S.p.A.
il Legale Rappresentante

All.: c.s.
Prot. 807/Eurizon Inv/2008

EurizonInvestimenti

LISTA PER IL COLLEGIO SINDACALE

Sezione I – Sindaci effettivi

N.	Cognome	Nome
1.	Giussani	Alberto

Sezione II – Sindaci supplenti

N.	Cognome	Nome
1.	D'Onofrio	Mario

EurizonInvestimenti

DICHIARAZIONE ATTESTANTE L'ASSENZA DI RAPPORTI DI COLLEGAMENTO

La sottoscritta Eurizon Investimenti SGR S.p.A., nella persona del suo Amministratore Delegato e Legale Rappresentante, Dott. Francis Candylaftis, in qualità di socio della Mediaset S.p.A., per conto del fondo Nextra Azioni Italia titolare delle azioni ordinarie rappresentanti la sottoindicata percentuale del capitale sociale:

Azionista	N. Azioni	% del capitale sociale
Eurizon Investimenti SGR S.p.A. per conto del fondo Nextra Azioni Italia	500.000	0,042
Totale		

PREMESSO CHE

A) la sottoscritta intende presentare una lista di candidati per l'elezione dei componenti del Collegio Sindacale in occasione dell'Assemblea ordinaria degli azionisti convocata per il 15 aprile 2008 in prima convocazione e per il 16 aprile 2008 in seconda convocazione,

B) la sottoscritta è a conoscenza della disciplina dei rapporti di collegamento tra soci di riferimento e soci di minoranza prevista nella normativa vigente,

DICHIARA

- l'assenza di rapporti di collegamento previsti dall'art. 144-*quinquies* del Regolamento Emittenti;
- di impegnarsi a produrre, su richiesta di Mediaset S.p.A., la documentazione idonea a confermare la veridicità dei dati dichiarati.

Eurizon Investimenti SGR S.p.A.
il Legale Rappresentante

F. Candylaftis

Sede Sociale
Piazzale Cadorna, 3
20123 Milano - Italia
Tel. +39 02 8810.1
Fax +39 02 8810 65 00

Eurizon Investimenti SGR S.p.A.
Capitale Sociale € 24.172.200,00 i.v. • Codice Fiscale, Partita Iva e n. Iscrizione Registro Imprese di Milano 07131820156 • Albo S.G.R. n. 5 • Società soggetta all'attività di direzione e coordinamento di **Intesa Sanpaolo S.p.A.** ed appartenente al Gruppo Bancario Intesa Sanpaolo, iscritto all'Albo dei Gruppi Bancari • Socio Unico: **Intesa Sanpaolo S.p.A.**

ALLEGATO

NORMATIVA APPLICABILE

Art. 144-*quinquies* del Regolamento Emittenti

Sussistono rapporti di collegamento rilevanti ai sensi dell'articolo 148, comma 2, del Testo unico, fra uno o più soci di riferimento e uno o più soci di minoranza, almeno nei seguenti casi:

a) rapporti di parentela;
b) appartenenza al medesimo gruppo;
c) rapporti di controllo tra una società e coloro che la controllano congiuntamente;
d) rapporti di collegamento ai sensi dell'articolo 2359, comma 3 del codice civile, anche con soggetti appartenenti al medesimo gruppo;
e) svolgimento, da parte di un socio, di funzioni gestorie o direttive, con assunzione di responsabilità strategiche, nell'ambito di un gruppo di appartenenza di un altro socio;
f) adesione ad un medesimo patto parasociale previsto dall'articolo 122 del Testo unico avente ad oggetto azioni dell'emittente, di un controllante di quest'ultimo o di una sua controllata.

Qualora un soggetto collegato ad un socio di riferimento abbia votato per una lista di minoranza l'esistenza di tale rapporto di collegamento assume rilievo soltanto se il voto sia stato determinante per l'elezione del sindaco.

PIONEER
Investments®

LISTA PER LA NOMINA DEI MEMBRI DEL COLLEGIO SINDACALE DI MEDIASET S.p.A.

Con riferimento all'Assemblea ordinaria di Mediaset S.p.A. (con sede legale in Milano, Via Paleocapa n. 3, P.I. n. 09032310154), convocata per le ore 10.00 del 15 aprile 2008 in prima convocazione e per le ore 10.00 del 16 aprile 2008 in seconda convocazione, in Cologno Monzese (Mi), Via Cinelandia n. 5, per deliberare - tra l'altro - in merito alla nomina del Collegio Sindacale, ai sensi dell'art. 27 dello Statuto di Mediaset S.p.A., il Socio Pioneer Investment Management SGRpA., gestore del fondo PIONEER AZIONARIO CRESCITA (titolare di n. 1.000.000 azioni ordinarie di Mediaset S.p.A. del capitale avente diritto di voto nell'Assemblea ordinaria della Società), presenta la lista di candidati alla carica di membro del Collegio Sindacale di Mediaset S.p.A., qui di seguito allegata.

La lista, unitamente alla documentazione prevista al menzionato articolo 27 dello Statuto Sociale (ivi inclusi i *curricula vitae* dei candidati e le dichiarazioni attestanti la sussistenza dei requisiti richiesti per la carica), viene depositata presso la sede sociale di Mediaset S.p.A. in Milano, Via Paleocapa n. 3.

Milano, 2 Aprile 2008

Pioneer Investment Management SGRpA
Il Legale Rappresentante
Sandro Pierri

Si allega:

a) delega al deposito;
b) lista dei candidati;
c) dichiarazione dei soci attestante l'assenza di rapporti di controllo o di maggioranza relativa;
d) certificazione di deposito e possesso titoli;

i quali verranno depositati dai soggetti delegati unitamente ai seguenti documenti:

e) *curricula vitae*;
f) dichiarazione di accettazione e sostitutiva di certificazione e atto di notorietà.

Pioneer Investment Management SGRpA
Società appartenente al Gruppo Bancario UniCredito Italiano, iscritto all'Albo dei Gruppi Bancari
Sede Sociale: Galleria S. Carlo, 6 - 20122 Milano
Tel. 027622.1 - Fax 0276224901
Cap. Soc. Euro 51.340.995 - Cod. Fisc./P. IVA/N. Reg. Imprese 09045140150
Iscrizione n. 70 Albo SGR - Intermediario Aderente al Fondo Nazionale di Garanzia

PIONEER Investments®

Spettabile
Mediaset S.p.A.
Via Paleocapa n. 3,
Milano

e p.c. Spettabile
Studio Legale Trevisan & Associati
Passaggio degli Osii n. 2
20123 Milano

Milano, 04 Aprile 2008

La Società Pioneer Investment Management SGRpA., del legale rappresentante, Sandro Pierri, socio di Mediaset S.p.A. (per n. 1.000.000 azioni) e gestore del fondo:

PIONEER AZIONARIO CRESCITA

Delega

I Sigg.ri Dario Trevisan nato a Milano il 4.5.1964 (C.F. TRVDRA64E04F205I), Marco delli Guanti nato a Milano il 14.12.1977 (C.F. DLLMRC77T14F205L), Francesco Arcari nato a Brescia il 9.1.1976 (C.F. RCRFNC76A09B157J), Angelo Cardarelli nato a Treviso l'1.5.1978 (C.F. CRDNGL78E01L407J) e Giulio Tonelli nato a La Spezia il 27.2.1979 (C.F. TNLGLI79B27E463Q), domiciliati presso lo Studio Legale Trevisan & Associati, in 20123 Milano, Passaggio degli Osii n. 2, P.I. 10254740151, anche disgiuntamente tra loro, affinché depositino e presentino, per mio nome e conto, una lista e la relativa documentazione prevista dallo Statuto Sociale, composta dai nominativi indicati in allegato, per l'elezione del Collegio Sindacale di Mediaset S.p.A. prevista al punto 3 dell'ordine del giorno dell'assemblea ordinaria dei soci di Mediaset S.p.A. che si terrà alle ore 10.00 del 15 aprile 2008 (1^ convocazione) o del 16 aprile 2008 (2^ convocazione), in Cologno Monzese (Mi), Via Cinelandia n. 5.
Tale lista dovrà e potrà essere depositata presso la sede sociale di Mediaset S.p.A. congiuntamente ad altri azionisti che detengono partecipazioni azionarie in Mediaset S.p.A. rappresentanti complessivamente la quota del capitale sociale come richiesto ai sensi di Legge e di Statuto per la presentazione della lista.

Pioneer Investment Management SGRpA
Società appartenente al Gruppo Bancario UniCredito Italiano, iscritto all'Albo dei Gruppi Bancari
Sede Sociale: Galleria S. Carlo, 6 - 20122 Milano
Tel. 027622.1 - Fax 0276224901
Cap. Soc. Euro 51.340.995 - Cod. Fisc./P. IVA/N. Reg. Imprese 09045140150
Iscrizione n. 70 Albo SGR - Intermediario Aderente al Fondo Nazionale di Garanzia

PIONEER Investments®

I suddetti avranno, altresì, facoltà di dare avviso di tale deposito presso le autorità competenti e le Società di gestione del mercato e di effettuare la pubblicazione dello stesso su uno o più quotidiani a diffusione nazionale e/o nelle forme previste dallo Statuto fermi restando le competenze dovute.

Pioneer Investment Management SGRpA
Il Legale Rappresentante

Sandro Pierri

All.: c.s.

Pioneer Investment Management SGRpA
Società appartenente al Gruppo Bancario UniCredito Italiano, iscritto all'Albo dei Gruppi Bancari
Sede Sociale: Galleria S. Carlo, 6 - 20122 Milano
Tel. 027622.1 - Fax 0276224901
Cap. Soc. Euro 51.340.995 - Cod. Fisc./P. IVA/N. Reg. Imprese 09045140150
Iscrizione n. 70 Albo SGR - Intermediario Aderente al Fondo Nazionale di Garanzia

PIONEER Investments®

LISTA PER IL COLLEGIO SINDACALE
Sezione I – Sindaci effettivi

N.	Cognome	Nome
1.	Giussani	Alberto

Sezione II – Sindaci supplenti

N.	Cognome	Nome
1.	D'Onofrio	Mario

Pioneer Investment Management SGRpA
Società appartenente al Gruppo Bancario UniCredito Italiano, iscritto all'Albo dei Gruppi Bancari
Sede Sociale: Galleria S. Carlo, 6 - 20122 Milano
Tel. 027622.1 - Fax 0276224901
Cap. Soc. Euro 51.340.995 - Cod. Fisc./P. IVA/N. Reg. Imprese 09045140150
Iscrizione n. 70 Albo SGR - Intermediario Aderente al Fondo Nazionale di Garanzia

PIONEER Investments®

DICHIARAZIONE ATTESTANTE L'ASSENZA DI RAPPORTI DI COLLEGAMENTO

Il sottoscritto azionista di Mediaset S.p.A., titolare delle azioni ordinarie rappresentanti la sottoindicata percentuale del capitale sociale:

Azionista	N. Azioni	% del capitale sociale
PIONEER INVESTMENT MANAGEMENT SGRpA	1.000.000	0.10
Totale	*1.000.000*	*0.10*

PREMESSO CHE

A) il sottoscritto intende presentare una lista di candidati per l'elezione dei componenti del Collegio Sindacale in occasione dell'Assemblea ordinaria degli azionisti convocata per il 15 aprile 2008 in prima convocazione e per il 16 aprile 2008 in seconda convocazione,

B) il sottoscritto è a conoscenza della disciplina dei rapporti di collegamento tra soci di riferimento e soci di minoranza prevista nella normativa vigente,

DICHIARA

- l'assenza di rapporti di collegamento previsti dall'art. 144-*quinquies* del Regolamento Emittenti;
- di impegnarsi a produrre, su richiesta di Mediaset S.p.A., la documentazione idonea a confermare la veridicità dei dati dichiarati.

In fede,

Pioneer Investment Management SGRpA
Il Legale Rappresentante

Sandro Pierri

Pioneer Investment Management SGRpA
Società appartenente al Gruppo Bancario UniCredito Italiano, iscritto all'Albo dei Gruppi Bancari
Sede Sociale: Galleria S. Carlo, 6 - 20122 Milano
Tel. 027622.1 - Fax 0276224901
Cap. Soc. Euro 51.340.995 - Cod. Fisc./P. IVA/N. Reg. Imprese 09045140150
Iscrizione n. 70 Albo SGR - Intermediario Aderente al Fondo Nazionale di Garanzia

ALLEGATO
NORMATIVA APPLICABILE

Art. 144-*quinquies* del Regolamento Emittenti

Sussistono rapporti di collegamento rilevanti ai sensi dell'articolo 148, comma 2, del Testo unico, fra uno o più soci di riferimento e uno o più soci di minoranza, almeno nei seguenti casi:

a) rapporti di parentela;
b) appartenenza al medesimo gruppo;
c) rapporti di controllo tra una società e coloro che la controllano congiuntamente;
d) rapporti di collegamento ai sensi dell'articolo 2359, comma 3 del codice civile, anche con soggetti appartenenti al medesimo gruppo;
e) svolgimento, da parte di un socio, di funzioni gestorie o direttive, con assunzione di responsabilità strategiche, nell'ambito di un gruppo di appartenenza di un altro socio;
f) adesione ad un medesimo patto parasociale previsto dall'articolo 122 del Testo unico avente ad oggetto azioni dell'emittente, di un controllante di quest'ultimo o di una sua controllata.

Qualora un soggetto collegato ad un socio di riferimento abbia votato per una lista di minoranza l'esistenza di tale rapporto di collegamento assume rilievo soltanto se il voto sia stato determinante per l'elezione del sindaco.

PIONEER ASSET MANAGEMENT S.A.

Société Anonyme
4 Rue Alphonse Weicker, L -2721 Luxembourg,
R.C.S. Luxembourg B 57255

LISTA PER LA NOMINA DEI MEMBRI DEL COLLEGIO SINDACALE DI MEDIASET S.p.A.

Con riferimento all'Assemblea ordinaria di Mediaset S.p.A. (con sede legale in Milano, Via Paleocapa n. 3, P.I. n. 09032310154), convocata per le ore 10.00 del 15 aprile 2008 in prima convocazione e per le ore 10.00 del 16 aprile 2008 in seconda convocazione, in Cologno Monzese (Mi), Via Cinelandia n. 5, per deliberare - tra l'altro - in merito alla nomina del Collegio Sindacale, ai sensi dell'art. 27 dello Statuto di Mediaset S.p.A., il Socio Pioneer Asset Management S.A., gestore del Fondo Pioneer Asset Management S.A (titolare di n. 400.000 azioni ordinarie di Mediaset S.p.A. del capitale avente diritto di voto nell'Assemblea ordinaria della Società), presenta la lista di candidati alla carica di membro del Collegio Sindacale di Mediaset S.p.A., qui di seguito allegata.

La lista, unitamente alla documentazione prevista al menzionato articolo 27 dello Statuto Sociale (ivi inclusi i *curricula vitae* dei candidati e le dichiarazioni attestanti la sussistenza dei requisiti richiesti per la carica), viene depositata presso la sede sociale di Mediaset S.p.A. in Milano, Via Paleocapa n. 3.

Milano, lì 2 Aprile 2008

Pioneer Asset Management S.A.

I Legali Rappresentanti

Angelo Forloni *Silvio Asti*

Si allega:

a) delega al deposito;
b) lista dei candidati;
c) dichiarazione dei soci attestante l'assenza di rapporti di controllo o di maggioranza relativa;
d) certificazione di deposito e possesso titoli;

i quali verranno depositati dai soggetti delegati unitamente ai seguenti documenti:

e) *curricula vitae*;
f) dichiarazione di accettazione e sostitutiva di certificazione e atto di notorietà.

PIONEER ASSET MANAGEMENT S.A.

Société Anonyme
4 Rue Alphonse Weicker, L -2721 Luxembourg,
R.C.S. Luxembourg B 57255

Spettabile
Mediaset S.p.A.
Via Paleocapa n. 3,
Milano

e p.c. Spettabile
Studio Legale Trevisan & Associati
Passaggio degli Osii n. 2
20123 Milano

Milano, 02 Aprile 2008

La Società Pioneer Asset Management S.A., in persona dei legali rappresentanti, Angelo Forloni e Silvio Asti, socio di Mediaset S.p.A. (per n. 400.000 azioni)

Delega

I Sigg.ri Dario Trevisan nato a Milano il 4.5.1964 (C.F. TRVDRA64E04F205J), Marco delli Guanti nato a Milano il 14.12.1977 (C.F. DLLMRC77T14F205L), Francesco Arcari nato a Brescia il 9.1.1976 (C.F. RCRFNC76A09B157J), Angelo Cardarelli nato a Treviso l'1.5.1978 (C.F. CRDNGL78E01L407J) e Giulio Tonelli nato a La Spezia il 27.2.1979 (C.F. TNLGLI79B27E463Q), domiciliati presso lo Studio Legale Trevisan & Associati, in 20123 Milano, Passaggio degli Osii n. 2, P.I. 10254740151, anche disgiuntamente tra loro, affinché depositino e presentino, per mio nome e conto, una lista e la relativa documentazione prevista dallo Statuto Sociale, composta dai nominativi indicati in allegato, per l'elezione del Collegio Sindacale di Mediaset S.p.A. prevista al punto 3 dell'ordine del giorno dell'assemblea ordinaria dei soci di Mediaset S.p.A. che si terrà alle ore 10.00 del 15 aprile 2008 (1^ convocazione) o del 16 aprile 2008 (2^ convocazione), in Cologno Monzese (Mi), Via Cinelandia n. 5.
Tale lista dovrà e potrà essere depositata presso la sede sociale di Mediaset S.p.A. congiuntamente ad altri azionisti che detengono partecipazioni azionarie in Mediaset S.p.A. rappresentanti complessivamente la quota del capitale sociale come richiesto ai sensi di Legge e di Statuto per la presentazione della lista.

PIONEER ASSET MANAGEMENT S.A.

Société Anonyme
4 Rue Alphonse Weicker, L -2721 Luxembourg,
R.C.S. Luxembourg B 57255

I suddetti avranno, altresì, facoltà di dare avviso di tale deposito presso le autorità competenti e le Società di gestione del mercato e di effettuare la pubblicazione dello stesso su uno o più quotidiani a diffusione nazionale e/o nelle forme previste dallo Statuto fermi restando le competenze dovute.

Pioneer Asset Management S.A.
I Legali Rappresentanti

Angelo Forloni *Silvio Asti*

All.: c.s.

PIONEER ASSET MANAGEMENT S.A.

Société Anonyme
4 Rue Alphonse Weicker, L -2721 Luxembourg,
R.C.S. Luxembourg B 57255

LISTA PER IL COLLEGIO SINDACALE
Sezione I – Sindaci effettivi

N.	Cognome	Nome
1.	Giussani	Alberto

Sezione II – Sindaci supplenti

N.	Cognome	Nome
1.	D'Onofrio	Mario

PIONEER ASSET MANAGEMENT S.A.

Société Anonyme
4 Rue Alphonse Weicker, L -2721 Luxembourg,
R.C.S. Luxembourg B 57255

DICHIARAZIONE ATTESTANTE L'ASSENZA DI RAPPORTI DI COLLEGAMENTO

Il sottoscritto azionista di Mediaset S.p.A., titolare delle azioni ordinarie rappresentanti la sottoindicata percentuale del capitale sociale:

Azionista	N. Azioni	**% del capitale sociale**
PIONEER ASSET MANAGEMENT SA	400.000	0.04
Totale	*400.000*	*0.04*

PREMESSO CHE

A) il sottoscritto intende presentare una lista di candidati per l'elezione dei componenti del Collegio Sindacale in occasione dell'Assemblea ordinaria degli azionisti convocata per il 15 aprile 2008 in prima convocazione e per il 16 aprile 2008 in seconda convocazione,

B) il sottoscritto è a conoscenza della disciplina dei rapporti di collegamento tra soci di riferimento e soci di minoranza prevista nella normativa vigente,

DICHIARA

- l'assenza di rapporti di collegamento previsti dall'art. 144-*quinquies* del Regolamento Emittenti;
- di impegnarsi a produrre, su richiesta di Mediaset S.p.A., la documentazione idonea a confermare la veridicità dei dati dichiarati.

In fede,

Pioneer Asset Management S.A.

I Legali Rappresentanti

Angelo Forloni *Silvio Asti*

ALLEGATO

NORMATIVA APPLICABILE

Art. 144-*quinquies* del Regolamento Emittenti

Sussistono rapporti di collegamento rilevanti ai sensi dell'articolo 148, comma 2, del Testo unico, fra uno o più soci di riferimento e uno o più soci di minoranza, almeno nei seguenti casi:

a) rapporti di parentela;
b) appartenenza al medesimo gruppo;
c) rapporti di controllo tra una società e coloro che la controllano congiuntamente;
d) rapporti di collegamento ai sensi dell'articolo 2359, comma 3 del codice civile, anche con soggetti appartenenti al medesimo gruppo;
e) svolgimento, da parte di un socio, di funzioni gestorie o direttive, con assunzione di responsabilità strategiche, nell'ambito di un gruppo di appartenenza di un altro socio;
f) adesione ad un medesimo patto parasociale previsto dall'articolo 122 del Testo unico avente ad oggetto azioni dell'emittente, di un controllante di quest'ultimo o di una sua controllata.

Qualora un soggetto collegato ad un socio di riferimento abbia votato per una lista di minoranza l'esistenza di tale rapporto di collegamento assume rilievo soltanto se il voto sia stato determinante per l'elezione del sindaco.

EurizonCapital

Spettabile
Mediaset S.p.A.
Via Paleocapa, n. 3
20121 – Milano

Milano, 2 aprile 2008

La Società Eurizon Capital SGR S.p.A., in persona del legale rappresentante, Dott. Francis Candylaftis, socio di Mediaset S.p.A. (per n. 850.000 azioni) e gestore dei fondi:

Sanpaolo Azioni Italia, Sanpaolo Italian Equity Risk, Sanpaolo Opportunità Italia, Sanpaolo Euro, Sanpaolo Soluzione 3, Sanpaolo Soluzione 4, Sanpaolo Soluzione 5, Sanpaolo Soluzione 6, Sanpaolo Soluzione 7,

Delega

I Sigg.ri Dario Trevisan nato a Milano il 4.5.1964 (C.F. TRVDRA64E04F205I), Marco delli Guanti nato a Milano il 14.12.1977 (C.F. DLLMRC77T14F205L), Francesco Arcari nato a Brescia il 9.1.1976 (C.F. RCRFNC76A09B157J), Angelo Cardarelli nato a Treviso l'1.5.1978 (C.F. CRDNGL78E01L407J) e Giulio Tonelli nato a La Spezia il 27.2.1979 (C.F. TNLGLI79B27E463Q), domiciliati presso lo Studio Legale Trevisan & Associati, in 20123 Milano, Passaggio degli Osii n. 2, P.I. 10254740151, anche disgiuntamente tra loro, affinché depositino e presentino, per mio nome e conto, una lista e la relativa documentazione prevista dallo Statuto Sociale, composta dai nominativi indicati in allegato, per l'elezione del Collegio Sindacale di Mediaset S.p.A. prevista al punto 3 dell'ordine del giorno dell'assemblea ordinaria dei soci di Mediaset S.p.A. che si terrà alle ore 10.00 del 15 aprile 2008 (1^ convocazione) o del 16 aprile 2008 (2^ convocazione), in Cologno Monzese (Mi), Via Cinelandia n. 5.
Tale lista dovrà e potrà essere depositata presso la sede sociale di Mediaset S.p.A. congiuntamente ad altri azionisti che detengono partecipazioni azionarie in Mediaset S.p.A. rappresentanti complessivamente la quota del capitale sociale come richiesto ai sensi di Legge e di Statuto per la presentazione della lista.
I suddetti avranno, altresì, facoltà di dare avviso di tale deposito presso le autorità competenti e le Società di gestione del mercato e di effettuare la pubblicazione dello stesso su uno o più quotidiani a diffusione nazionale e/o nelle forme previste dallo Statuto fermi restando le competenze dovute.

Eurizon Capital SGR S.p.A.
il Legale Rappresentante
F Candylaftis

All.: c.s.

Sede Legale
Via Visconti di Modrone, 11/15
20122 Milano - Italia
Tel. +39 02 30347.1
Fax +39 02 30347.4998

Uffici Amministrativi
Via Pianezza, 289
10151 Torino - Italia
Tel. +39 011 5569.1
Fax +39 011 5569.258

Eurizon Capital SGR S.p.A.
Capitale Sociale € 15.000.000,00 i.v. • Codice Fiscale e n. Iscrizione Registro Imprese di Milano 04550250015 • Partita IVA n. 12914730150 • Albo S.G.R. n. 8 • Società soggetta all'attività di direzione e coordinamento di Intesa Sanpaolo S.p.A. ed appartenente al Gruppo Bancario Intesa Sanpaolo, iscritto all'Albo dei Gruppi Bancari • Socio Unico: Intesa Sanpaolo S.p.A.

EurizonCapital

DICHIARAZIONE ATTESTANTE L'ASSENZA DI RAPPORTI DI COLLEGAMENTO

Il sottoscritto azionista di Mediaset S.p.A., titolare delle azioni ordinarie rappresentanti la sottoindicata percentuale del capitale sociale:

Azionista	*N. Azioni*	**% del capitale sociale**
Eurizon Capital SGR S.P.A.	850.000	0.072%
Totale	850.000	0.072%

PREMESSO CHE

A) il sottoscritto intende presentare una lista di candidati per l'elezione dei componenti del Collegio Sindacale in occasione dell'Assemblea ordinaria degli azionisti convocata per il 15 aprile 2008 in prima convocazione e per il 16 aprile 2008 in seconda convocazione,

B) il sottoscritto è a conoscenza della disciplina dei rapporti di collegamento tra soci di riferimento e soci di minoranza prevista nella normativa vigente,

DICHIARA

- l'assenza di rapporti di collegamento previsti dall'art. 144-*quinquies* del Regolamento Emittenti;
- di impegnarsi a produrre, su richiesta di Mediaset S.p.A., la documentazione idonea a confermare la veridicità dei dati dichiarati.

In fede

Sede Legale
Via Visconti di Modrone, 11/15
20122 Milano - Italia
Tel. +39 02 30347.1
Fax +39 02 30347.4998

Uffici Amministrativi
Via Pianezza, 289
10151 Torino - Italia
Tel. +39 011 5569.1
Fax +39 011 5569.258

Eurizon Capital SGR S.p.A.
Capitale Sociale € 15.000.000,00 i.v. • Codice Fiscale e n. Iscrizione Registro Imprese di Milano 04550250015 • Partita IVA n. 12914730150 • Albo S.G.R. n. 8 • Società soggetta all'attività di direzione e coordinamento di Intesa Sanpaolo S.p.A. ed appartenente al Gruppo Bancario Intesa Sanpaolo, iscritto all'Albo dei Gruppi Bancari • Socio Unico: Intesa Sanpaolo S.p.A.

EurizonCapital

LISTA PER IL COLLEGIO SINDACALE
Sezione I – Sindaci effettivi

N.	Cognome	Nome
1.	GIUSSANI	ALBERTO
2.		
3.		

Sezione II – Sindaci supplenti

N.	Cognome	Nome
1.	D'ONOFRIO	MARIO
2.		

EurizonCapital

LISTA PER LA NOMINA DEI MEMBRI DEL COLLEGIO SINDACALE DI MEDIASET S.p.A.

Con riferimento all'Assemblea ordinaria di Mediaset S.p.A. (con sede legale in Milano, Via Paleocapa n. 3, P.I. n. 09032310154), convocata per le ore 10.00 del 15 aprile 2008 in prima convocazione e per le ore 10.00 del 16 aprile 2008 in seconda convocazione, in Cologno Monzese (Mi), Via Cinelandia n. 5, per deliberare - tra l'altro - in merito alla nomina del Collegio Sindacale, ai sensi dell'art. 27 dello Statuto di Mediaset S.p.A., il Socio Eurizon Capital SGR S.p.A., gestore dei fondi Sanpaolo Azioni Italia, Sanpaolo Italian Equity Risk, Sanpaolo Opportunità Italia, Sanpaolo Euro, Sanpaolo Soluzione 3, Sanpaolo Soluzione 4, Sanpaolo Soluzione 5, Sanpaolo Soluzione 6, Sanpaolo Soluzione 7, (intestatario di n. 850.000 azioni ordinarie di Mediaset S.p.A. del capitale avente diritto di voto nell'Assemblea ordinaria della Società), presenta la lista di candidati alla carica di membro del Collegio Sindacale di Mediaset S.p.A., qui di seguito allegata.

La lista, unitamente alla documentazione prevista al menzionato articolo 27 dello Statuto Sociale (ivi inclusi i *curricula vitae* dei candidati e le dichiarazioni attestanti la sussistenza dei requisiti richiesti per la carica), viene depositata presso la sede sociale di Mediaset S.p.A. in Milano, Via Paleocapa n. 3.

Milano, lì 2 aprile 2008

Eurizon Capital SGR S.p.A.
il Legale Rappresentante

T. Candolfi

Si allega:

a) delega al deposito;
b) lista dei candidati;
c) dichiarazione dei soci attestante l'assenza di rapporti di controllo o di maggioranza relativa;
d) certificazione di deposito e possesso titoli;

i quali verranno depositati dai soggetti delegati unitamente ai seguenti documenti:

e) *curricula vitae*;
f) dichiarazione di accettazione e sostitutiva di certificazione e atto di notorietà.

EurizonCapital s.a.

LISTA PER LA NOMINA DEI MEMBRI DEL COLLEGIO SINDACALE DI MEDIASET S.p.A.

Con riferimento all'Assemblea ordinaria di Mediaset S.p.A. (con sede legale in Milano, Via Paleocapa n. 3, P.I. n. 09032310154), convocata per le ore 10.00 del 15 aprile 2008 in prima convocazione e per le ore 10.00 del 16 aprile 2008 in seconda convocazione, in Cologno Monzese (Mi), Via Cinelandia n. 5, per deliberare - tra l'altro - in merito alla nomina del Collegio Sindacale, ai sensi dell'art. 27 dello Statuto di Mediaset S.p.A., il Socio Eurizon Capital SA, gestore dei fondi Eurizon Easy Fund Equity Media, Eurizon Easy Fund Equity Europe, Eurizon Easy Fund Equity Euro, Eurizon Easy Fund Equity Italia, (intestatario di n. 228.100 azioni ordinarie di Mediaset S.p.A. del capitale avente diritto di voto nell'Assemblea ordinaria della Società), presenta la lista di candidati alla carica di membro del Collegio Sindacale di Mediaset S.p.A., qui di seguito allegata.

La lista, unitamente alla documentazione prevista al menzionato articolo 27 dello Statuto Sociale (ivi inclusi i *curricula vitae* dei candidati e le dichiarazioni attestanti la sussistenza dei requisiti richiesti per la carica), viene depositata presso la sede sociale di Mediaset S.p.A. in Milano, Via Paleocapa n. 3.

Milano, lì 2 aprile 2008

F. Candeloff

Eurizon Capital SA

Si allega:

a) delega al deposito;
b) lista dei candidati;
c) dichiarazione dei soci attestante l'assenza di rapporti di controllo o di maggioranza relativa;
d) certificazione di deposito e possesso titoli;

i quali verranno depositati dai soggetti delegati unitamente ai seguenti documenti:

e) *curricula vitae*;
f) dichiarazione di accettazione e sostitutiva di certificazione e atto di notorietà.

EurizonCapital s.a.

Spettabile
Mediaset S.p.A.
Via Paleocapa, n. 3
20121 – Milano

Milano, 2 aprile 2008

La Società Eurizon Capital SA, in persona dei legali rappresentanti, Dott. Francis Candylaftis e Dott. Ciro Beffi, socio di Mediaset S.p.A. (per n. 228.100 azioni) e gestore dei fondi:

Eurizon Easy Fund Equity Media, Eurizon Easy Fund Equity Europe, Eurizon Easy Fund Equity Euro, Eurizon Easy Fund Equity Italia,

Delega

I Sigg.ri Dario Trevisan nato a Milano il 4.5.1964 (C.F. TRVDRA64E04F205I), Marco delli Guanti nato a Milano il 14.12.1977 (C.F. DLLMRC77T14F205L), Francesco Arcari nato a Brescia il 9.1.1976 (C.F. RCRFNC76A09B157J), Angelo Cardarelli nato a Treviso l'1.5.1978 (C.F. CRDNGL78E01L407J) e Giulio Tonelli nato a La Spezia il 27.2.1979 (C.F. TNLGLI79B27E463Q), domiciliati presso lo Studio Legale Trevisan & Associati, in 20123 Milano, Passaggio degli Osii n. 2, P.I. 10254740151, anche disgiuntamente tra loro, affinché depositino e presentino, per mio nome e conto, una lista e la relativa documentazione prevista dallo Statuto Sociale, composta dai nominativi indicati in allegato, per l'elezione del Collegio Sindacale di Mediaset S.p.A. prevista al punto 3 dell'ordine del giorno dell'assemblea ordinaria dei soci di Mediaset S.p.A. che si terrà alle ore 10.00 del 15 aprile 2008 (1^ convocazione) o del 16 aprile 2008 (2^ convocazione), in Cologno Monzese (Mi), Via Cinelandia n. 5.
Tale lista dovrà e potrà essere depositata presso la sede sociale di Mediaset S.p.A. congiuntamente ad altri azionisti che detengono partecipazioni azionarie in Mediaset S.p.A. rappresentanti complessivamente la quota del capitale sociale come richiesto ai sensi di Legge e di Statuto per la presentazione della lista.
I suddetti avranno, altresì, facoltà di dare avviso di tale deposito presso le autorità competenti e le Società di gestione del mercato e di effettuare la pubblicazione dello stesso su uno o più quotidiani a diffusione nazionale e/o nelle forme previste dallo Statuto fermi restando le competenze dovute.

F Candylaftis Eurizon Capital SA

All.: c.s.

Siège social
9-11, rue Goethe - L-1637 Luxembourg
Boîte Postale 2062 - L-1020 Luxembourg
Téléphone +352 49 49 30.1 - Fax +352 49 49 30.349

Eurizon Capital S.A.
Société Anonyme • R.C.S. Luxembourg N. 828536 • N. Matricule T.V.A. : 2001 22 33 923 • N. d'identification T.V.A. : LU 19164124 • N. I.B.L.C. : 19164124 • IBAN LU19 0024 1631 3496 3800 • Société appartenant au groupe bancaire Intesa Sanpaolo • Inscrit au Registre italien des banques • Actionnaire principal: Eurizon Capital SGR S.p.A.

EurizonCapital s.a.

LISTA PER IL COLLEGIO SINDACALE

Sezione I – Sindaci effettivi

N.	Cognome	Nome
1.	GIUSSANI	ALBERTO
2.		
3.		

Sezione II – Sindaci supplenti

N.	Cognome	Nome
1.	D'ONOFRIO	MARIO
2.		

EurizonCapital s.a.

DICHIARAZIONE ATTESTANTE L'ASSENZA DI RAPPORTI DI COLLEGAMENTO

Il sottoscritto azionista di Mediaset S.p.A., titolare delle azioni ordinarie rappresentanti la sottoindicata percentuale del capitale sociale:

Azionista	***N. Azioni***	**% del capitale sociale**
EURIZON CAPITAL SA	228.100	0.019%
Totale	228.100	0.019%

PREMESSO CHE

A) il sottoscritto intende presentare una lista di candidati per l'elezione dei componenti del Collegio Sindacale in occasione dell'Assemblea ordinaria degli azionisti convocata per il 15 aprile 2008 in prima convocazione e per il 16 aprile 2008 in seconda convocazione,

B) il sottoscritto è a conoscenza della disciplina dei rapporti di collegamento tra soci di riferimento e soci di minoranza prevista nella normativa vigente,

DICHIARA

- l'assenza di rapporti di collegamento previsti dall'art. 144-*quinquies* del Regolamento Emittenti;
- di impegnarsi a produrre, su richiesta di Mediaset S.p.A., la documentazione idonea a confermare la veridicità dei dati dichiarati.

In fede

Siège social
9-11, rue Goethe - L-1637 Luxembourg
Boîte Postale 2062 - L-1020 Luxembourg
Téléphone +352 49 49 30.1 - Fax +352 49 49 30.349

Eurizon Capital S.A.
Société Anonyme • R.C.S. Luxembourg N. B28536 • N. Matricule T.V.A. : 2001 22 33 923 • N. d'identification T.V.A. : LU 19164124 • N. I.B.L.C. : 19164124 • IBAN LU19 0024 1631 3496 3800 • Société appartenant au groupe bancaire Intesa Sanpaolo • Inscrit au Registre italien des banques • Actionnaire principal: Eurizon Capital SGR S.p.A.

FIDEURAM
Gestions

13, avenue de la Porte-Neuve
B.P. 1562 · L-1015 Luxembourg
Tél: +352 26 20 76-1 · Fax: +352 46 85 30

LISTA PER LA NOMINA DEI MEMBRI DEL COLLEGIO SINDACALE DI MEDIASET S.p.A.

Con riferimento all'Assemblea ordinaria di Mediaset S.p.A. (con sede legale in Milano, Via Paleocapa n. 3, P.I. n. 09032310154), convocata per le ore 10.00 del 15 aprile 2008 in prima convocazione e per le ore 10.00 del 16 aprile 2008 in seconda convocazione, in Cologno Monzese (Mi), Via Cinelandia n. 5, per deliberare - tra l'altro - in merito alla nomina del Collegio Sindacale, ai sensi dell'art. 27 dello Statuto di Mediaset S.p.A., il Socio Fideuram Gestions S.A., gestore dei fondi

FONDITALIA GLOBAL
FONDITALIA EURO T.M.T.
FIDEURAM FUND EUROPE LISTED CONSUMER DISCRETIONARY EQUITY

(intestatario di n. 170.000 azioni ordinarie di Mediaset S.p.A. del capitale avente diritto di voto nell'Assemblea ordinaria della Società), presenta la lista di candidati alla carica di membro del Collegio Sindacale di Mediaset S.p.A., qui di seguito allegata.

La lista, unitamente alla documentazione prevista al menzionato articolo 27 dello Statuto Sociale (ivi inclusi i *curricula vitae* dei candidati e le dichiarazioni attestanti la sussistenza dei requisiti richiesti per la carica), viene depositata presso la sede sociale di Mediaset S.p.A. in Milano, Via Paleocapa n. 3.

Milano, lì 1° Aprile 2008

Fideuram Gestions S.A.
il Legale Rappresentante

Si allega:
a) delega al deposito;
b) lista dei candidati;
c) dichiarazione dei soci attestante l'assenza di rapporti di controllo o di maggioranza relativa;
d) certificazione di deposito e possesso titoli;

i quali verranno depositati dai soggetti delegati unitamente ai seguenti documenti:
e) *curricula vitae*;
f) dichiarazione di accettazione e sostitutiva di certificazione e atto di notorietà.

FIDEURAM
Gestions

13, avenue de la Porte-Neuve
B.P. 1562 · L-1015 Luxembourg
Tél: +352 26 20 76-1 · Fax: +352 46 85 30

Spettabile
Mediaset S.p.A.
Via P. Paleocapa, n. 3
Milano – 20121

1°Aprile 2008

La Società FIDEURAM GESTIONS S.A., in persona del legale rappresentante, Dr. Tommaso Corcos, socio di Mediaset S.p.A. (per n. 170.000 azioni) e gestore dei fondi:

FONDITALIA GLOBAL
FONDITALIA EURO T.M.T.
FIDEURAM FUND EUROPE LISTED CONSUMER DISCRETIONARY EQUITY

Delega

I Sigg.ri Dario Trevisan nato a Milano il 4.5.1964 (C.F. TRVDRA64E04F205I), Marco delli Guanti nato a Milano il 14.12.1977 (C.F. DLLMRC77T14F205L), Francesco Arcari nato a Brescia il 9.1.1976 (C.F. RCRFNC76A09B157J), Angelo Cardarelli nato a Treviso l'1.5.1978 (C.F. CRDNGL78E01L407J) e Giulio Tonelli nato a La Spezia il 27.2.1979 (C.F. TNLGLI79B27E463Q), domiciliati presso lo Studio Legale Trevisan & Associati, in 20123 Milano, Passaggio degli Osii n. 2, P.I. 10254740151, anche disgiuntamente tra loro, affinché depositino e presentino, per mio nome e conto, una lista e la relativa documentazione prevista dallo Statuto Sociale, composta dai nominativi indicati in allegato, per l'elezione del Collegio Sindacale di Mediaset S.p.A. prevista al punto 3 dell'ordine del giorno dell'assemblea ordinaria dei soci di Mediaset S.p.A. che si terrà alle ore 10.00 del 15 aprile 2008 (1^ convocazione) o del 16 aprile 2008 (2^ convocazione), in Cologno Monzese (Mi), Via Cinelandia n. 5.
Tale lista dovrà e potrà essere depositata presso la sede sociale di Mediaset S.p.A. congiuntamente ad altri azionisti che detengono partecipazioni azionarie in Mediaset S.p.A. rappresentanti complessivamente la quota del capitale sociale come richiesto ai sensi di Legge e di Statuto per la presentazione della lista.
I suddetti avranno, altresì, facoltà di dare avviso di tale deposito presso le autorità competenti e le Società di gestione del mercato e di effettuare la pubblicazione dello stesso su uno o più quotidiani a diffusione nazionale e/o nelle forme previste dallo Statuto fermi restando le competenze dovute.

FIDEURAM GESTIONS S.A.

il Legale Rappresentante
(Dr. Tommaso Corcos)

All.: c.s.

LISTA PER IL COLLEGIO SINDACALE
Sezione I – Sindaci effettivi

N.	Cognome	Nome
1.	Giussani	Alberto

Sezione II – Sindaci supplenti

N.	Cognome	Nome
1.	D'Onofrio	Mario

DICHIARAZIONE ATTESTANTE L'ASSENZA DI RAPPORTI DI COLLEGAMENTO

Il sottoscritto azionista di Mediaset S.p.A., titolare delle azioni ordinarie rappresentanti la sottoindicata percentuale del capitale sociale:

Azionista	N. Azioni	**% del capitale sociale**
FIDEURAM GESTIONS S.A.	170.000	0.014%
Totale	170.000	0.014%

PREMESSO CHE

A) il sottoscritto intende presentare una lista di candidati per l'elezione dei componenti del Collegio Sindacale in occasione dell'Assemblea ordinaria degli azionisti convocata per il 15 aprile 2008 in prima convocazione e per il 16 aprile 2008 in seconda convocazione,

B) il sottoscritto è a conoscenza della disciplina dei rapporti di collegamento tra soci di riferimento e soci di minoranza prevista nella normativa vigente,

DICHIARA

- l'assenza di rapporti di collegamento previsti dall'art. 144-*quinquies* del Regolamento Emittenti;
- di impegnarsi a produrre, su richiesta di Mediaset S.p.A., la documentazione idonea a confermare la veridicità dei dati dichiarati.

In fede

FIDEURAM GESTIONS S.A.

(Dr. Tommaso Corcos)

INTERFUND SICAV
SOCIÉTÉ D'INVESTISSEMENT

SIÈGE SOCIAL: 17a, RUE DES BAINS
B.P. 1642 - L-1016 LUXEMBOURG

LISTA PER LA NOMINA DEI MEMBRI DEL COLLEGIO SINDACALE DI MEDIASET S.p.A.

Con riferimento all'Assemblea ordinaria di Mediaset S.p.A. (con sede legale in Milano, Via Paleocapa n. 3, P.I. n. 09032310154), convocata per le ore 10.00 del 15 aprile 2008 in prima convocazione e per le ore 10.00 del 16 aprile 2008 in seconda convocazione, in Cologno Monzese (Mi), Via Cinelandia n. 5, per deliberare - tra l'altro - in merito alla nomina del Collegio Sindacale, ai sensi dell'art. 27 dello Statuto di Mediaset S.p.A., il Socio INTERFUND SICAV, gestore dei fondi

INTERFUND EQUITY EUROPE
INTERFUND EQUITY EUROPE CONSUMER DISCRETIONARY

(intestatario di n. 645.000 azioni ordinarie di Mediaset S.p.A. del capitale avente diritto di voto nell'Assemblea ordinaria della Società), presenta la lista di candidati alla carica di membro del Collegio Sindacale di Mediaset S.p.A., qui di seguito allegata.

La lista, unitamente alla documentazione prevista al menzionato articolo 27 dello Statuto Sociale (ivi inclusi i *curricula vitae* dei candidati e le dichiarazioni attestanti la sussistenza dei requisiti richiesti per la carica), viene depositata presso la sede sociale di Mediaset S.p.A. in Milano, Via Paleocapa n. 3.

Roma lì 1° Aprile 2008

INTERFUND SICAV

il Legale Rappresentante
(Prof. Luigi Cappugi)

Si allega:
a) delega al deposito;
b) lista dei candidati;
c) dichiarazione dei soci attestante l'assenza di rapporti di controllo o di maggioranza relativa;
d) certificazione di deposito e possesso titoli;

i quali verranno depositati dai soggetti delegati unitamente ai seguenti documenti:
e) *curricula vitae*;
f) dichiarazione di accettazione e sostitutiva di certificazione e atto di notorietà.

12g3-2(b)

INTERFUND SICAV
SOCIÉTÉ D'INVESTISSEMENT

SIÈGE SOCIAL: 17a, RUE DES BAINS
B.P. 1642 - L-1016 LUXEMBOURG

Spettabile
Mediaset S.p.A.
Via P. Paleocapa, n. 3
Milano – 20121

1°Aprile 2008

La Società INTERFUND SICAV, in persona del legale rappresentante, Prof. Luigi Cappugi, socio di Mediaset S.p.A. (per n. 645.000 azioni) e gestore dei fondi:

INTERFUND EQUITY EUROPE
INTERFUND EQUITY EUROPE CONSUMER DISCRETIONARY

Delega

I Sigg.ri Dario Trevisan nato a Milano il 4.5.1964 (C.F. TRVDRA64E04F205I), Marco delli Guanti nato a Milano il 14.12.1977 (C.F. DLLMRC77T14F205L), Francesco Arcari nato a Brescia il 9.1.1976 (C.F. RCRFNC76A09B157J), Angelo Cardarelli nato a Treviso l'1.5.1978 (C.F. CRDNGL78E01L407J) e Giulio Tonelli nato a La Spezia il 27.2.1979 (C.F. TNLGLI79B27E463Q), domiciliati presso lo Studio Legale Trevisan & Associati, in 20123 Milano, Passaggio degli Osii n. 2, P.I. 10254740151, anche disgiuntamente tra loro, affinché depositino e presentino, per mio nome e conto, una lista e la relativa documentazione prevista dallo Statuto Sociale, composta dai nominativi indicati in allegato, per l'elezione del Collegio Sindacale di Mediaset S.p.A. prevista al punto 3 dell'ordine del giorno dell'assemblea ordinaria dei soci di Mediaset S.p.A. che si terrà alle ore 10.00 del 15 aprile 2008 (1^ convocazione) o del 16 aprile 2008 (2^ convocazione), in Cologno Monzese (Mi), Via Cinelandia n. 5.
Tale lista dovrà e potrà essere depositata presso la sede sociale di Mediaset S.p.A. congiuntamente ad altri azionisti che detengono partecipazioni azionarie in Mediaset S.p.A. rappresentanti complessivamente la quota del capitale sociale come richiesto ai sensi di Legge e di Statuto per la presentazione della lista.
I suddetti avranno, altresì, facoltà di dare avviso di tale deposito presso le autorità competenti e le Società di gestione del mercato e di effettuare la pubblicazione dello stesso su uno o più quotidiani a diffusione nazionale e/o nelle forme previste dallo Statuto fermi restando le competenze dovute.

INTERFUND SICAV

il Legale Rappresentante
(Prof. Luigi Cappugi)

All.: c.s.

INTERFUND SICAV
SOCIÉTÉ D'INVESTISSEMENT

SIÈGE SOCIAL: 17a, RUE DES BAINS
B.P. 1642 - L-1016 LUXEMBOURG

LISTA PER IL COLLEGIO SINDACALE
Sezione I – Sindaci effettivi

N.	Cognome	Nome
1.	Giussani	Alberto

Sezione II – Sindaci supplenti

N.	Cognome	Nome
1.	D'Onofrio	Mario

TÉLÉPHONE: (352) 46 90 90 1 TÉLEX: 2565-2575 FAX: (352) 46 86 20

DICHIARAZIONE ATTESTANTE L'ASSENZA DI RAPPORTI DI COLLEGAMENTO

Il sottoscritto azionista di Mediaset S.p.A., titolare delle azioni ordinarie rappresentanti la sottoindicata percentuale del capitale sociale:

Azionista	N. Azioni	**% del capitale sociale**
INTERFUND SICAV	645.000	0.055%
Totale	645.000	0.055%

PREMESSO CHE

A) il sottoscritto intende presentare una lista di candidati per l'elezione dei componenti del Collegio Sindacale in occasione dell'Assemblea ordinaria degli azionisti convocata per il 15 aprile 2008 in prima convocazione e per il 16 aprile 2008 in seconda convocazione,

B) il sottoscritto è a conoscenza della disciplina dei rapporti di collegamento tra soci di riferimento e soci di minoranza prevista nella normativa vigente,

DICHIARA

- l'assenza di rapporti di collegamento previsti dall'art. 144-*quinquies* del Regolamento Emittenti;
- di impegnarsi a produrre, su richiesta di Mediaset S.p.A., la documentazione idonea a confermare la veridicità dei dati dichiarati.

In fede

INTERFUND SICAV

(Prof. Luigi Cappugi)

UBI >< Banca

COPIA DI COMUNICAZIONE PER L'ESERCIZIO DEL DIRITTO DI INTERVENTO IN ASSEMBLEA
(Art. 34 bis delibera Consob 11768 e successive modifiche)

Data Comunicazione: 02/04/2008 N. Prog. Annuo: 12289

Nominativo Socio: ARCA SGR SPA - RUBRICA FONDO ARCA BB

Codice Cliente: 911799 Codice Fiscale: 07155680155

Luogo e data di nascita: 0

Indirizzo: 20149 MILANO - VIA MOSE' BIANCHI 6

A richiesta di: -

Luogo e data di nascita: -

Accertata la partecipazione al sistema di gestione accentrata del Nominativo sopra indicato con i seguenti strumenti finanziari:

CODICE TITOLO	DESCRIZIONE STRUMENTO FINANZIARIO	QUANTITÀ
IT0001063210	MEDIASET ORD	370000

Su detti strumenti finanziari risultano le seguenti annotazioni:

Con la presente diamo atto dell'avvenuta comunicazione per l'intervento all'assemblea
ORDINARIA/STRAORDINARIA

della **MEDIASET SPA**

indetta per il giorno 15/04/2008 in prima convocazione alle ore 10,00
presso 20093 COLOGNO MONZESE (MI) - VIA CINELANDIA 5 ed occorrendo

per il giorno 16/04/2008 in seconda convocazione alle ore 10,00
presso 20093 COLOGNO MONZESE (MI) - VIA CINELANDIA 5 ed occorrendo

per il giorno - in terza convocazione alle ore -.
presso -

Tale comunicazione manterrà efficacia fino al 16/04/2008 compreso.

UNIONE DI BANCHE ITALIANE S.c.p.a

DELEGA PER L'INTERVENTO IN ASSEMBLEA

_______________ , _______________
Luogo data

Con riferimento all'Assemblea cui si riferisce la presente comunicazione il Sottoscritto:

_______________ , delega il Sig. _______________

che riveste la qualità di Socio, ammesso a intervenire in assemblea e ad esercitare per suo conto il diritto di voto.

Firma del delegante _______________

CERTIFICAZIONE DI PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA MONTE TITOLI

(D.Lgs. 24 febbraio 1998, n. 58 e D.Lgs. 24 giugno 1998, n. 213)

L'INTERMEDIARIO [1]
BANCA ANTONVENETA SPA

N. ORDINE [10]

0000007155680155

DATA DI RILASCIO [2] 2.04.2008

N. PR. ANNUO [3] 106

CODICE CLIENTE (DEP. TITOLI) [4] 0000000376457

[5]
ARCA SGR SPA
RUBRICA FONDO AZIONI ITALIA
V. MOSE BIANCHI 6
20149 MILANO MI

A RICHIESTA DI [6]

LUOGO E DATA DI NASCITA MILANO 14.10.1983

LA PRESENTE CERTIFICAZIONE, CON EFFICACIA FINO AL 16/04/2008. , ATTESTA LA PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA MONTE TITOLI DEL NOMINATIVO SOPRAINDICATO, CON I SEGUENTI STRUMENTI FINANZIARI: [7]

CODICE	DESCRIZIONE STRUMENTI FINANZIARI	QUANTITÀ
IT0001063210	MEDIASET ORD	780.000,000

SU DETTI STRUMENTI FINANZIARI RISULTANO LE SEGUENTI ANNOTAZIONI: [8]

LA PRESENTE CERTIFICAZIONE VIENE RILASCIATA PER L'ESERCIZIO DEL SEGUENTE DIRITTO, DI CUI ALL'ART. 85 D.LGS. 58/98 E ART. 31 D.LGS. 213/98 [9]

PARTECIPAZIONE ALL' ASSEMBLEA ORDINARIA E STRAORDINARIA
CHE SI TERRA' IN
1A CONV. 15.04.2008 ORE 10:00; COLOGNO MONZESE VIA CINELANDIA 5
2A CONV. 16.04.2008 ORE 10:00; COLOGNO MONZESE VIA CINELANDIA 5
3A CONV. 0000000000 ORE 00:00;

L'INTERMEDIARIO

BANCA ANTONVENETA S.p.A.

DELEGA PER L'INTERVENTO IN ASSEMBLEA DEL

L'INTERMEDIARIO [1]
BANCA ANTONVENETA SPA

N. ORDINE [10]

N. PR. ANNUO 106 [3]

SPETT.LE

VI COMUNIC____________________ CHE

IL SIGNOR ______________________________ È DELEGATO A RAPPRESENTAR ________________
PER L'ESERCIZIO DEL DIRITTO DI VOTO.

DATA ____________________ FIRMA ______________________________

UBI >< Banca

COPIA DI COMUNICAZIONE PER L'ESERCIZIO DEL DIRITTO DI INTERVENTO IN ASSEMBLEA
(Art. 34 bis delibera Consob 11768 e successive modifiche)

Data Comunicazione: 02/04/2008 N. Prog. Annuo: 12445

Nominativo Socio: UBI PRAMERICA SGR

Codice Cliente: 230018 Codice Fiscale: 2805400161

Luogo e data di nascita: 0

Indirizzo: 24122 BERGAMO - Piazza V. Veneto 8

A richiesta di: -

Luogo e data di nascita: -

Accertata la partecipazione al sistema di gestione accentrata del Nominativo sopra indicato con i seguenti strumenti finanziari:

CODICE TITOLO	DESCRIZIONE STRUMENTO FINANZIARIO	QUANTITÀ
IT0001063210	MEDIASET ORD	800.000

Su detti strumenti finanziari risultano le seguenti annotazioni:

Con la presente diamo atto dell'avvenuta comunicazione per l'intervento all'assemblea
ORDINARIA/STRAORDINARIA

della **MEDIASET SPA**

indetta per il giorno 15/04/2008 in prima convocazione alle ore 10,00
presso 20093 COLOGNO MONZESE (MI) - VIA CINELANDIA 5 ed occorrendo

per il giorno 16/04/2008 in seconda convocazione alle ore 10,00
presso 20093 COLOGNO MONZESE (MI) - VIA CINELANDIA 5 ed occorrendo

per il giorno - in terza convocazione alle ore - .
presso -

Tale comunicazione manterrà efficacia fino al 16/04/2008 compreso.

UNIONE DI BANCHE ITALIANE S.c.p.a

DELEGA PER L'INTERVENTO IN ASSEMBLEA

______________, ______________
Luogo data

Con riferimento all'Assemblea cui si riferisce la presente comunicazione il Sottoscritto:

______________, delega il Sig. ______________

che riveste la qualità di Socio, ammesso a intervenire in assemblea e ad esercitare per suo conto il diritto di voto.

Firma del delegante ______________

UBI Banca

12g3-2(b)

UBI Pramerica SGR Spa

FONDO CAPITALGEST ITALIA 00201

Data e luogo di nascita:
Codice fiscale: 0000001398840171

DATA OPERAZIONE: 02.04.2008

COD. ABI: 03111

CODICE CLIENTE: 3013529

N° PROG. ANNUO: 00000006

COMUNICAZIONE ATTESTANTE LA PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA
D.Lgs 24 febbraio 1998, n.58 e D.Lgs 24 giugno 1998 n.213

La presente Comunicazione, con efficacia al 16.04.2008 attesta la partecipazione al sistema di GESTIONE ACCENTRATA del nominativo sopra indicato con i seguenti titoli:

Codice	Descrizione	Quantità
IT0001063210	MEDIASET	100.000,00

Su detti titoli risultano le seguenti annotazioni:

La presente comunicazione viene rilasciata per l'esercizio del seguente diritto:
Diritto di voto Art.2351 C.C. per l'assemblea Ordinaria e straordinaria che si terra' in prima convocazione il giorno 15.04.2008 alle ore 10.00.00 in COLOGNO MONZESE (BS) VIA CINELANDIA 5 e in seconda convocazione il 16.04.2008 alle ore 10.00.00 in COLOGNO MONZESE (MI) VIA CINELANDIA 5

UNIONE DI BANCHE ITALIANE S.c.p.a.

Delega per l'intervento in Assemblea del:
numero progressivo annuo:
Spett.le

Vi comunico che il Signor:
è delegato a rappresentar per l'esercizio del diritto di voto

data: ______________ firma: ______________

FINANCE
BANCA DEPOSITARIA

BANCA DEPOSITARIA
MPS FINANCE BANCA MOBILIARE S.p.A. - Sede Sociale in Siena, Via Nino Bixio, 2
Capitale Sociale Euro [illegible] - Codice Fiscale [illegible]
Partita IVA [illegible] - Iscrizione al Registro delle Imprese di Siena: [illegible]

Gruppo Bancario Monte dei Paschi di Siena
Codice Banca [illegible] - Codice Gruppo [illegible]
Aderente al Fondo Interbancario di Tutela dei Depositi

Attestazione di avvenuta presentazione di richiesta di "COMUNICAZIONE" per intervento in assemblea
(D.Lgs. 24/02/98, n.58 e D.Lgs. 24/06/98, n.213 – Regolamento CONSOB 11768)

luogo SERV. AMM.VI FINANZA	data 02.04.2008
n. progr. annuo 6.	codice cliente 655 638
numero riferimento 61030/3163/6	

MONTE PASCHI ASSET MANAGEMENT SGR SPA
VIA SAN VITTORE 37
20123 MILANO

Codice Fiscale: 12737400155
Nazionalità: ITALIA

A richiesta di:
MONTE PASCHI ASSET MANAGEMENT SGR SPA

Preso atto della richiesta di invio della "comunicazione" per l'intervento in assemblea, con efficacia al 15.04.2008, per il/i nominativo/i sopraindicato/i in relazione ai seguenti strumenti finanziari:

CODICE	DESCRIZIONE STRUMENTI FINANZIARI	QUANTITA'
IT0001063210	MEDIASET SPA	750.000

sui quali risultano i seguenti vincoli:

per l'esercizio dei seguenti diritti:

Partecipazione all' Assemblea ORDINARIA E STRAORDINARIA
Convocazioni Assemblea Ordinaria:
Prima convocazione il 15.04.2008 alle ore 10:00 che si terra' in VIA CINELANDIA 5-COLOGNO MONZESE MI
Seconda convocazione il 16.04.2008 alle ore 10:00 che si terra' in VIA CINELANDIA 5-COLOGNO MONZESE

Convocazioni Assemblea Straordinaria:
Prima convocazione il 15.04.2008 alle ore 10:00 che si terra' in VIA CINELANDIA 5-COLOGNO MONZESE MI
Seconda convocazione il 16.04.2008 alle ore 10:00 che si terra' in VIA CINELANDIA 5-COLOGNO MONZESE

l'Intermediario si impegna, sotto la propria responsabilità, ad inviare "comunicazione" all'Ente Emittente, senza doverne dare conferma al richiedente, nei termini previsti per l'esercizio del diritto di partecipazione. Copia della "comunicazione" sarà messa a disposizione del richiedente contestualmente alla sua effettuazione. Il presente documento in caso di vendita parziale o totale degli strumenti finanziari non sarà sostituito. Qualora non venga ritirata la "copia della comunicazione", il richiedente potrà utilizzare il n° di riferimento del documento (Abi Intermediario + Abi Subdepositario + N° Progr Annuo) come dato da comunicare all'atto della presentazione in assemblea.

Delega per l'intervento in assemblea

Il Signor ....
Nato il.............................. a ....
Residente in ....
E' delegato a rappresentar.... in assemblea.

.... (data) .... (firma)

L'INTERMEDIARIO
MPS FINANCE BANCA MOBILIARE S.p.A.

Mod. 6308 - Vers. del 24/01/08

2) Copia per il Richiedente

INTESA SANPAOLO

COPIA DELLA COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA

(d. lgs. 24/02/1998, n. 58 e d. lgs. 24/06/1998, n. 213)

L'intermediario: INTESA SANPAOLO - RETE BANCA INTESA

Filiale: 3500 - Dco FI Global Custody

A richiesta di :

Data rilascio: 02/04/2008

Numero progressivo annuo 18000975

Codice cliente: 000823200605

Dati del titolare degli strumenti finanziari:

- nominativo: EURIZON INVESTIMENTI SGR NEXTRA AZIONI ITALIA
- codice fiscale: 0000007131820156
- indirizzo: PIAZZALE LUIGI CADORNA 3 - 20123 MILANO (MI)
- luogo e data di nascita: //

La presente copia della comunicazione, con efficacia fino al 16/04/2008 attesta la aprtecipazione al sistema di gestione accentrata MONTE TITOLI del nominativo sopraindicato con i seguenti strumenti finanziari:

CODICE: 106321 DESCRIZIONE: MEDIASET QUANTITA': 500.000

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente copia della comunicazione viene rilasciata per l'esercizio del seguente diritto:

PARTECIPAZIONE ALL'ASSEMBLEA ORDINARIA STRAORDINARIA IN COLOGNO MONZESE -MI- VIA CI NELANDIA N.5 IL GIORNO 15/04/2008 ALLE ORE 10:00 IN PRIMA CONVOCAZIONE IL GIORNO 16 /04/2008 STESSO LUOGO STESSA ORA IN SECONDA CONVOCAZIONE

L'intermediario
INTESA SANPAOLO S.p.A
Rete Banca Intesa

Delega per l'intervento in assemblea del ____________

Il signor ____________ è delegato a rappresentar ____________

per l'esercizio del diritto di voto.

Data ____________

Firma ____________

F. Canfla[illegible]

SOCIETE GENERALE
Securities Services

CERTIFICAZIONE DI PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA MONTE TITOLI (D.Lgs. 24 febbraio 1998, n. 58 e D.Lgs. 24 giugno 1998, n. 213)	N.D'ORDINE 2

Luogo e data rilascio Milano 04/04/2008

N. progr. annuo	Codice cliente
10000047/2008 SGSS	290/992284

Spett.le
PIONEER INVESTMENT
MANAGEMENT SGRPA
GALLERIA S. CARLO 6
20122 MILANO

A richiesta di:

PIONEER AZIONARIO CRESCITA

luogo di nascita
data di nascita
codice fiscale

La presente certificazione, con efficacia fino a 16/04/2008, attesta la partecipazione al sistema di gestione accentrata del nominativo sopraindicato con i seguenti strumenti finanziari:

codice	descrizione strumenti finanziari	quantità
IT0001063210	MEDIASET SPA - AZIONI ORDINARIE	1.000.000

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente certificazione viene rilasciata per l'esercizio del seguente diritto:

PARTECIPAZIONE ALL'ASSEMBLEA ORDINARIA E STRAORDINARIA
DELLA SOCIETA' MEDIASET S.P.A.
CHE SI TERRA' IN PRIMA CONVOCAZIONE
IL 15/04/2008 ALLE ORE 10:00 IN VIA CINELANDIA 5-20093 COLOGNO MONZESE(MI)
E IN SECONDA CONVOCAZIONE
IL 16/04/2008 ALLE ORE 10:00 IN VIA CINELANDIA 5-20093 COLOGNO MONZESE(MI)
E IN TERZA CONV.

L'intermediario
Societe Generale Securities Services S.p.A.

SOCIETE GENERALE
Securities Services

Delega per l'intervento in assemblea del ____________

N.progr.annuo
N.d'ordine

Spett.le

Vi comunic_______ che ____ signor ______________________________

è delegat___ a rappresentar___ per l'esercizio del diritto di voto.

data ______________ firma ______________________

Mod. 01 4146 a (ed. 3/2004)

SOCIETE GENERALE
Securities Services

CERTIFICAZIONE DI PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA MONTE TITOLI (D.Lgs. 24 febbraio 1998, n. 58 e D.Lgs. 24 giugno 1998, n. 213)	N.D'ORDINE 1

Luogo e data rilascio Milano 02/04/2008

N. progr. annuo	Codice cliente
10000040/2008 SGSS	290/998823

Spett.le
PIONEER ASSET MANAGEMENT S.A.
4 RUE ALPHONSE WEICKER
L-2721 LUXEMBOURG

A richiesta di:

PIONEER ASSET MANAGEMENT SA

luogo di nascita
data di nascita
codice fiscale

La presente certificazione, con efficacia fino a 16/04/2008, attesta la partecipazione al sistema di gestione accentrata del nominativo sopraindicato con i seguenti strumenti finanziari:

codice	descrizione strumenti finanziari	quantità
IT0001063210	MEDIASET SPA - AZIONI ORDINARIE	400.000

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente certificazione viene rilasciata per l'esercizio del seguente diritto:

PARTECIPAZIONE ALL'ASSEMBLEA ORDINARIA E STRAORDINARIA
DELLA SOCIETA' MEDIASET S.P.A.
CHE SI TERRA' IN PRIMA CONVOCAZIONE
IL 15/04/2008 ALLE ORE 10:00 IN VIA CINELANDIA 5-20093 COLOGNO MONZESE(MI)
E IN SECONDA CONVOCAZIONE
IL 16/04/2008 ALLE ORE 10:00 IN VIA CINELANDIA 5-20093 COLOGNO MONZESE(MI)
E IN TERZA CONV.

L'intermediario
Societe Generale Securities Services S.p.A.

SOCIETE GENERALE
Securities Services

Delega per l'intervento [illegible]mblea del

Spett.le PIONEER Investments
Pioneer Asset Management S.A.

N.progr.annuo
N.d'ordine

Vi comunic______ che ____ signor ____________________

è delegat___ a rappresentar___ per l'esercizio del diritto di voto.

data ____________ firma ____________________

Mod. 01 4146 a (ed. 3/2004)

INTESA SANPAOLO

COPIA DELLA COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA

(d. lgs. 24/02/1998, n. 58 e d. lgs. 24/06/1998, n. 213)

L'intermediario: INTESA SANPAOLO - RETE BANCA INTESA

Filiale: 3500 - Dco Fi Global Custody

A richiesta di :

Data rilascio: 02/04/2008

Numero progressivo annuo 18000946

Codice cliente: 000824790067

Dati del titolare degli strumenti finanziari:

- nominativo: EURIZON CAPITAL SGR - SANPAOLO AZIONI ITALIA
- codice fiscale: 0000004550250015
- indirizzo: VIA VISCONTI DI MODRONE 11/15 - 20122 MILANO (MI)
- luogo e data di nascita: //

La presente copia della comunicazione, con efficacia fino al 16/04/2008
attesta la aprtecipazione al sistema di gestione accentrata MONTE TITOLI del nominativo sopraindicato
con i segnenti strumenti finanziari:

CODICE: 106321 DESCRIZIONE: MEDIASET QUANTITA': 560.000

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente copia della comunicazione viene rilasciata per l'esercizio del seguente diritto:
PARTECIPAZIONE ALL'ASSEMBLEA ORDINARIA STRAORDINARIA IN COLOGNO MONZESE -MI- VIA CI NELANDIA N.5 IL GIORNO 15/04/2008 ALLE ORE 10:00 IN PRIMA CONVOCAZIONE IL GIORNO 16 /04/2008 STESSO LUOGO STESSA ORA IN SECONDA CONVOCAZIONE

L'intermediario
INTESA SANPAOLO S.p.A
Rete Banca Intesa

Delega per l'intervento in assemblea del ____________________

Il signor ________________________________ è delegato a rappresentar____________

per l'esercizio del diritto di voto.

Data ________________________ Firma ______________

INTESA SANPAOLO

COPIA DELLA COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA

(d. lgs. 24/02/1998, n. 58 e d. lgs. 24/06/1998, n. 213)

L'intermediario: INTESA SANPAOLO - RETE BANCA INTESA

Filiale: 3500 - Dco FI Global Custody

A richiesta di :

Data rilascio: 02/04/2008

Numero progressivo annuo 18000947

Codice cliente: 000824790067

Dati del titolare degli strumenti finanziari:

- nominativo: EURIZON CAPITAL SGR - SP ITALIAN EQUITY RISK
- codice fiscale: 0000004550250015
- indirizzo: VIA VISCONTI DI MODRONE 11/15 - 20122 MILANO (MI)
- luogo e data di nascita: //

La presente copia della comunicazione, con efficacia fino al 16/04/2008 attesta la aprtecipazione al sistema di gestione accentrata MONTE TITOLI del nominativo sopraindicato con i seguenti strumenti finanziari:

CODICE: 106321 DESCRIZIONE: MEDIASET QUANTITA': 100.000

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente copia della commicazione viene rilasciata per l'esercizio del seguente diritto:

PARTECIPAZIONE ALL'ASSEMBLEA ORDINARIA STRAORDINARIA IN COLOGNO MONZESE -MI- VIA CI NELANDIA N.5 IL GIORNO 15/04/2008 ALLE ORE 10:00 IN PRIMA CONVOCAZIONE IL GIORNO 16 /04/2008 STESSO LUOGO STESSA ORA IN SECONDA CONVOCAZIONE

L'intermediario

INTESA SANPAOLO S.p.A

Rete Banca Intesa

Delega per l'intervento in assemblea del ____________________

Il signor ______________________________ è delegato a rappresentar____________

per l'esercizio del diritto di voto.

Data ______________________ Firma ______________

INTESA SANPAOLO

COPIA DELLA COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA

(d. lgs. 24/02/1998, n. 58 e d. lgs. 24/06/1998, n. 213)

L'intermediario: INTESA SANPAOLO - RETE BANCA INTESA

Filiale: 3500 - Dco Fi Global Custody

A richiesta di :

Data rilascio: 02/04/2008

Numero progressivo annno 18000948

Codice cliente: 000824790067

Dati del titolare degli strumenti finanziari:

- nominativo: EURIZON CAPITAL SGR - SANPAOLO OPPORTUNITA' ITALIA
- codice fiscale: 0000004550250015
- indirizzo: VIA VISCONTI DI MODRONE 11/15 - 20122 MILANO (MI)
- luogo e data di nascita: //

La presente copia della comunicazione, con efficacia fino al 16/04/2008
attesta la aprtecipazione al sistema di gestione accentrata MONTE TITOLI del nominativo sopraindicato
con i seguenti strumenti finanziari:

CODICE: 106321 DESCRIZIONE: MEDIASET QUANTITA': 93.500

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente copia della comunicazione viene rilasciata per l'esercizio del seguente diritto:

PARTECIPAZIONE ALL'ASSEMBLEA ORDINARIA STRAORDINARIA IN COLOGNO MONZESE -MI- VIA CI
NELANDIA N.5 IL GIORNO 15/04/2008 ALLE ORE 10:00 IN PRIMA CONVOCAZIONE IL GIORNO 16
/04/2008 STESSO LUOGO STESSA ORA IN SECONDA CONVOCAZIONE

L'intermediario
INTESA SANPAOLO S.p.A
Rete Banca Intesa

Delega per l'intervento in assemblea del ____________________

Il signor ______________________________ è delegato a rappresentar____________

per l'esercizio del diritto di voto.

Data ________________________ Firma ______________

INTESA SANPAOLO

COPIA DELLA COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA

(d. lgs. 24/02/1998, n. 58 e d. lgs. 24/06/1998, n. 213)

L'intermediario: INTESA SANPAOLO - RETE BANCA INTESA

Filiale: 3500 - Dco Fi Global Custody

A richiesta di :

Data rilascio: 02/04/2008

Numero progressivo annuo 18000949

Codice cliente: 000824790067

Dati del titolare degli strumenti finanziari:

- nominativo: EURIZON CAPITAL SGR - SANPAOLO EURO
- codice fiscale: 0000004550250015
- indirizzo: VIA VISCONTI DI MODRONE 11/15 - 20122 MILANO (MI)
- luogo e data di nascita: //

La presente copia della comunicazione, con efficacia fino al 16/04/2008 attesta la aprtecipazione al sistema di gestione accentrata MONTE TITOLI del nominativo sopraindicato con i seguenti strumenti finanziari:

CODICE: 106321 DESCRIZIONE: MEDIASET QUANTITA': 89.100

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente copia della comunicazione viene rilasciata per l'esercizio del seguente diritto:

PARTECIPAZIONE ALL'ASSEMBLEA ORDINARIA STRAORDINARIA IN COLOGNO MONZESE -MI- VIA CI NELANDIA N.5 IL GIORNO 15/04/2008 ALLE ORE 10:00 IN PRIMA CONVOCAZIONE IL GIORNO 16 /04/2008 STESSO LUOGO STESSA ORA IN SECONDA CONVOCAZIONE

L'intermediario
INTESA SANPAOLO S.p.A
Rete Banca Intesa

Delega per l'intervento in assemblea del ______________

Il signor ______________ è delegato a rappresentar______________

per l'esercizio del diritto di voto.

Data ______________ Firma ______________

INTESA SANPAOLO

COPIA DELLA COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA

(d. lgs. 24/02/1998, n. 58 e d. lgs. 24/06/1998, n. 213)

L'intermediario: INTESA SANPAOLO - RETE BANCA INTESA

Filiale: 3500 - Dco FI Global Custody

A richiesta di :

Data rilascio: 02/04/2008

Numero progressivo annuo 18000950

Codice cliente: 000824790067

Dati del titolare degli strumenti finanziari:

- nominativo: EURIZON CAPITAL SGR - SANPAOLO SOLUZIONE 3
- codice fiscale: 0000004550250015
- indirizzo: VIA VISCONTI DI MODRONE 11/15 - 20122 MILANO (MI)
- luogo e data di nascita: //

La presente copia della comunicazione, con efficacia fino al 16/04/2008
attesta la aprtecipazione al sistema di gestione accentrata MONTE TITOLI del nominativo sopraindicato
con i seguenti strumenti finanziari:

CODICE: 106321 DESCRIZIONE: MEDIASET QUANTITA': 3.000

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente copia della comunicazione viene rilasciata per l'esercizio del seguente diritto:
PARTECIPAZIONE ALL'ASSEMBLEA ORDINARIA STRAORDINARIA IN COLOGNO MONZESE -MI- VIA CI
NELANDIA N.5 IL GIORNO 15/04/2008 ALLE ORE 10:00 IN PRIMA CONVOCAZIONE IL GIORNO 16
/04/2008 STESSO LUOGO STESSA ORA IN SECONDA CONVOCAZIONE

L'intermediario
INTESA SANPAOLO S.p.A
Rete Banca Intesa

Delega per l'intervento in assemblea del ____________________

Il signor ______________________________ è delegato a rappresentar____________

per l'esercizio del diritto di voto.

Data ________________________ Firma ______________

INTESA SANPAOLO

COPIA DELLA COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA

(d. lgs. 24/02/1998, n. 58 e d. lgs. 24/06/1998, n. 213)

L'intermediario: INTESA SANPAOLO - RETE BANCA INTESA   Filiale: 3500 - Deo Fi Global Custody

A richiesta di :

Data rilascio: 02/04/2008

Numero progressivo annuo 18000951   Codice cliente: 000824790067

Dati del titolare degli strumenti finanziari:

- nominativo: EURIZON CAPITAL SGR - SANPAOLO SOLUZIONE 4
- codice fiscale: 0000004550250015
- indirizzo: VIA VISCONTI DI MODRONE 11/15 - 20122 MILANO (MI)
- luogo e data di nascita: //

La presente copia della comunicazione, con efficacia fino al 16/04/2008 attesta la aprtecipazione al sistema di gestione accentrata MONTE TITOLI del nominativo sopraindicato con i seguenti strumenti finanziari:

CODICE: 106321   DESCRIZIONE: MEDIASET   QUANTITA': 1.200

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente copia della comunicazione viene rilasciata per l'esercizio del seguente diritto:

PARTECIPAZIONE ALL'ASSEMBLEA ORDINARIA STRAORDINARIA IN COLOGNO MONZESE -MI- VIA CI NELANDIA N.5 IL GIORNO 15/04/2008 ALLE ORE 10:00 IN PRIMA CONVOCAZIONE IL GIORNO 16 /04/2008 STESSO LUOGO STESSA ORA IN SECONDA CONVOCAZIONE

L'intermediario
INTESA SANPAOLO S.p.A
Rete Banca Intesa

Delega per l'intervento in assemblea del ______

Il signor ______ è delegato a rappresentar______ per l'esercizio del diritto di voto.

Data ______   Firma ______

12g3-2(b)

INTESA SANPAOLO

COPIA DELLA COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA

(d. lgs. 24/02/1998, n. 58 e d. lgs. 24/06/1998, n. 213)

L'intermediario: INTESA SANPAOLO - RETE BANCA INTESA

Filiale: 3500 - Dco Fi Global Custody

A richiesta di :

Data rilascio: 02/04/2008

Numero progressivo annuo 18000952

Codice cliente: 000824790067

Dati del titolare degli strumenti finanziari:

- nominativo: EURIZON CAPITAL SGR - SANPAOLO SOLUZIONE 5
- codice fiscale: 0000004550250015
- indirizzo: VIA VISCONTI DI MODRONE 11/15 - 20122 MILANO (MI)
- luogo e data di nascita: //

La presente copia della comunicazione, con efficacia fino al 16/04/2008
attesta la aprtecipazione al sistema di gestione accentrata MONTE TITOLI del nominativo sopraindicato
con i seguenti strumenti finanziari:

CODICE: 106321 DESCRIZIONE: MEDIASET QUANTITA': 1.750

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente copia della comunicazione viene rilasciata per l'esercizio del seguente diritto:

PARTECIPAZIONE ALL'ASSEMBLEA ORDINARIA STRAORDINARIA IN COLOGNO MONZESE -MI- VIA CI
NELANDIA N.5 IL GIORNO 15/04/2008 ALLE ORE 10:00 IN PRIMA CONVOCAZIONE IL GIORNO 16
/04/2008 STESSO LUOGO STESSA ORA IN SECONDA CONVOCAZIONE

L'intermediario
INTESA SANPAOLO S.p.A
Rete Banca Intesa

Delega per l'intervento in assemblea del ____________________

Il signor ________________________________ è delegato a rappresentar ____________

per l'esercizio del diritto di voto.

Data ________________________ Firma ______________

INTESA SANPAOLO

COPIA DELLA COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA

(d. lgs. 24/02/1998, n. 58 e d. lgs. 24/06/1998, n. 213)

L'intermediario: INTESA SANPAOLO - RETE BANCA INTESA

Filiale: 3500 - Dco Fi Global Custody

A richiesta di :

Data rilascio: 02/04/2008

Numero progressivo annuo 18000953

Codice cliente: 000824790067

Dati del titolare degli strumenti finanziari:

- nominativo: EURIZON CAPITAL SGR - SANPAOLO SOLUZIONE 6
- codice fiscale: 0000004550250015
- indirizzo: VIA VISCONTI DI MODRONE 11/15 - 20122 MILANO (MI)
- luogo e data di nascita: //

La presente copia della comunicazione, con efficacia fino al 16/04/2008
attesta la aprtecipazione al sistema di gestione accentrata MONTE TITOLI del nominativo sopraindicato
con i seguenti strumenti finanziari:

CODICE: 106321 DESCRIZIONE: MEDIASET QUANTITA': 350

Su detti strumenti finanziari risultano le seguenti annotazioni:

La presente copia della comunicazione viene rilasciata per l'esercizio del seguente diritto:
PARTECIPAZIONE ALL'ASSEMBLEA ORDINARIA STRAORDINARIA IN COLOGNO MONZESE -MI- VIA CI
NELANDIA N.5 IL GIORNO 15/04/2008 ALLE ORE 10:00 IN PRIMA CONVOCAZIONE IL GIORNO 16
/04/2008 STESSO LUOGO STESSA ORA IN SECONDA CONVOCAZIONE

L'intermediario
INTESA SANPAOLO S.p.A
Rete Banca Intesa

Delega per l'intervento in assemblea del ____________________

Il signor ________________________________ è delegato a rappresentar____________

per l'esercizio del diritto di voto.

Data ________________________ Firma ________________

CERTIFICAZIONE DI PARTECIPAZIONE AI SISTEMI DI GESTIONE ACCENTRATA

L'INTERMEDIARIO		Nº D'ORDINE
INTESA SANPAOLO	CERTIFICAZIONE DI PARTECIPAZIONE AI SISTEMI DI GESTIONE ACCENTRATA......... (D. LGS 24/02/1998, Nº 58 E D. LGS. 24/06/1998, Nº 213)	9

[illegible] [illegible]

NUMERO PROGRESSIVO ANNUO DELLA CERTIFICAZIONE	CODICE INTERNO DEL DEPOSITARIO PER L'INDIVIDUAZIONE DEL DEPOSITARIO	NOMINATIVO, INDIRIZZO E COD. FISC. DEL PARTECIPANTE AL SISTEMA DI GESTIONE ACCENTRATA
	8359814.0200	Eurizon Capital sgr spa Sanpaolo Soluzione 7 via visconti di modrone 11/15 20122 Milano

A RICHIESTA DI

LUOGO E DATA DI NASCITA:

LA PRESENTE CERTIFICAZIONE, CON EFFICACIA FINO AL 14.04.08
ATTESTA LA PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA DEL NOMINATIVO SOPRAINDICATO CON I SEGUENTI STRUMENTI FINANZIARI

CODICE	DESCRIZIONE STRUMENTI FINANZIARI	QUANTITA'
IT0001063210	Mediaset	1100

SU DETTI STRUMENTI FINANZIARI RISULTANO LE SEGUENTI ANNOTAZIONI:

LA PRESENTE CERTIFICAZIONE VIENE RILASCIATA PER L'ESERCIZIO DEL SEGUENTE DIRITTO:

SI ATTESTA IL POSSESSO DELLE AZIONI INDICATE PER DEPOSITO DELLE LISTE DEI CANDIDATI PER IL CDA ED IL COLLEGIO SINDACALE

L'INTERMEDIARIO
Intesa Sanpaolo S.p.a.
Rete Banca Intesa
Divisione Corporate
Servizio - Servizi Operativi
Angelini Iva   Giuseppe Mariscotti

CERTIFICAZIONE DI PARTECIPAZIONE AI SISTEMI DI GESTIONE ACCENTRATA

L'INTERMEDIARIO	CERTIFICAZIONE DI PARTECIPAZIONE AI SISTEMI DI GESTIONE ACCENTRATA..........	N° D'ORDINE
INTESA SANPAOLO	(D. LGS 24/02/1998, N° 58 E D. LGS. 24/06/1998, N° 213)	1

DATA DI RILASCIO 04/04/08

NUMERO PROGRESSIVO ANNUO DELLA CERTIFICAZIONE	99977170.0230 CODICE INTERNO DEL DEPOSITARIO PER L'INDIVIDUAZIONE DEL DEPOSITARIO	NOMINATIVO, INDIRIZZO E COD. FISC. DEL PARTECIPANTE AL SISTEMA DI GESTIONE ACCENTRATA Eurizon Capital SA 9-11 rue goethe L-1637 Luxembourg

A RICHIESTA DI

LUOGO E DATA DI NASCITA:

LA PRESENTE CERTIFICAZIONE, CON EFFICACIA FINO AL 16.04.2008
ATTESTA LA PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA DEL NOMINATIVO SOPRAINDICATO CON I SEGUENTI STRUMENTI FINANZIARI

CODICE	DESCRIZIONE STRUMENTI FINANZIARI	QUANTITA'
IT0001063210	Mediaset	228.100

SU DETTI STRUMENTI FINANZIARI RISULTANO LE SEGUENTI ANNOTAZIONI.

LA PRESENTE CERTIFICAZIONE VIENE RILASCIATA PER L'ESERCIZIO DEL SEGUENTE DIRITTO:

SI ATTESTA IL POSSESSO DELLE AZIONI INDICATE
PER IL DEPOSITO DELLE LISTE DEI CANDIDATI PER IL CDA ED IL COLLEGIO SINDACALE

L'INTERMEDIARIO

Intesa Sanpaolo S.p.a.

Rete Banca Intesa
Divisione Corporate
Servizio - Servizi Operativi
Vanna Alfieri Giuseppe Mariscotti

COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA
(Ai sensi dell.art. 2370 cod. civ. e dell' art. 34-bis Regolamento Consob n. 11768/98)

Data di rilascio: 03/04/2008 N. d'ordine:
N. progr. Annuo: 5.900.029 Cod. cliente: 1/230780
N. progr. Assemblea:

PARTECIPANTE: Fonditalia Global
Cod. fiscale:
Indirizzo: 17a Rue des Bains L-1212 Lussemburgo
Luogo nascita: Data di nascita:

A richiesta di:
LA PRESENTE COMUNICAZIONE, CON EFFICACIA FINO AL 16.04.2008
ATTESTA LA PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA
(D. Lgs 24 febbraio 1998, n.58 e D.Lgs 24 giugno 1998 n.213) DEL
NOMINATIVO SOPRA INDICATO CON I SEGUENTI STRUMENTI FINANZIARI:

CODICE	DESCRIZIONE STRUMENTI FINANZIARI	QUANTITA'
IT0001063210000	MEDIASET	50.000

SU DETTI STRUMENTI FINANZIARI RISULTANO LE SEGUENTI ANNOTAZIONI:

LA PRESENTE COMUNICAZIONE VIENE EFFETTUATA ALLA SOCIETA' EMITTENTE PER

ASSEMBLEA ORDINARIA E STRAORDINARIA DEGLI AZIONISTI INDETTA A
1 CONV 15/04/08 10.00 VIA CINELANDIA 5 – COLOGNO MONZESE (MI)
2 CONV 16/04/08 10.00 VIA CINELANDIA 5 – COLOGNO MONZESE (MI)

Spett. ....
Vogliate prendere nota che deleg..
A rappresentar........ nella vostra assemblea del .... per le azioni di...........pertinenza, di cui al biglietto di ammissione N. .... rilasciato da B.CA FIDEURAM SPA il ....
Approvando pienamente il suo operato.

B.CA FIDEURAM SPA

12g3-2(b)

COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA
(Ai sensi dell.art. 2370 cod. civ. e dell' art. 34-bis Regolamento Consob n. 11768/98)

Data di rilascio: 03/04/2008 N. d'ordine:
N. progr. Annuo: 5.900.028 Cod. cliente: 1/230780
N. progr. Assemblea:

PARTECIPANTE: Fonditalia Euro T.M.T.
Cod. fiscale:
Indirizzo: 17a Rue des Bains L-1212 Lussemburgo
Luogo nascita: Data di nascita:

A richiesta di:
LA PRESENTE COMUNICAZIONE, CON EFFICACIA FINO AL 16.04.2008 ATTESTA LA PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA (D. Lgs 24 febbraio 1998, n.58 e D.Lgs 24 giugno 1998 n.213) DEL NOMINATIVO SOPRA INDICATO CON I SEGUENTI STRUMENTI FINANZIARI:

CODICE	DESCRIZIONE STRUMENTI FINANZIARI	QUANTITA'
IT000106321000	MEDIASET	80.000

SU DETTI STRUMENTI FINANZIARI RISULTANO LE SEGUENTI ANNOTAZIONI:

LA PRESENTE COMUNICAZIONE VIENE EFFETTUATA ALLA SOCIETA' EMITTENTE PER

ASSEMBLEA ORDINARIA E STRAORDINARIA DEGLI AZIONISTI INDETTA A
1 CONV 15/04/08 10.00 VIA CINELANDIA 5 – COLOGNO MONZESE (MI)
2 CONV 16/04/08 10.00 VIA CINELANDIA 5 – COLOGNO MONZESE (MI)

Spett. ....
Vogliate prendere nota che deleg..
A rappresentar........ nella vostra assemblea del .... per le azioni di............pertinenza, di cui al biglietto di ammissione N. .... rilasciato da B.CA FIDEURAM SPA il ....
Approvando pienamente il suo operato.

B.CA FIDEURAM SPA

COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA
(Ai sensi dell.art. 2370 cod. civ. e dell' art. 34-bis Regolamento Consob n. 11768/98)

Data di rilascio: 03/04/2008 N. d'ordine:
N. progr. Annuo: 5.900.032 Cod. cliente: 1/230854
N. progr. Assemblea:

PARTECIPANTE: Fideuram Fund Europe Listed Consumer Discretionary Equity
Cod. fiscale:
Indirizzo: 17a Rue des Bains L-1212 Lussemburgo
Luogo nascita: Data di nascita:

A richiesta di:
LA PRESENTE COMUNICAZIONE, CON EFFICACIA FINO AL 16.04.2008
ATTESTA LA PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA
(D. Lgs 24 febbraio 1998, n.58 e D.Lgs 24 giugno 1998 n.213) DEL
NOMINATIVO SOPRA INDICATO CON I SEGUENTI STRUMENTI FINANZIARI:

CODICE	DESCRIZIONE STRUMENTI FINANZIARI	QUANTITA'
IT000106321000	MEDIASET	40.000

SU DETTI STRUMENTI FINANZIARI RISULTANO LE SEGUENTI ANNOTAZIONI:

LA PRESENTE COMUNICAZIONE VIENE EFFETTUATA ALLA SOCIETA' EMITTENTE PER

ASSEMBLEA ORDINARIA E STRAORDINARIA DEGLI AZIONISTI INDETTA A
1 CONV 15/04/08 10.00 VIA CINELANDIA 5 – COLOGNO MONZESE (MI)
2 CONV 16/04/08 10.00 VIA CINELANDIA 5 – COLOGNO MONZESE (MI)

Spett. ....
Vogliate prendere nota che deleg..
A rappresentar........ nella vostra assemblea del .... per le azioni di...........pertinenza, di cui al biglietto di ammissione N. .... rilasciato da B.CA FIDEURAM SPA il ....
Approvando pienamente il suo operato.

B.CA FIDEURAM SPA

COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA
(Ai sensi dell.art. 2370 cod. civ. e dell' art. 34-bis Regolamento Consob n. 11768/98)

Data di rilascio: 03/04/2008 N. d'ordine:
N. progr. Annuo: 5.900.030 Cod. cliente: 1/230781
N. progr. Assemblea:

PARTECIPANTE: Interfund Equity Europe
Cod. fiscale:
Indirizzo: 17a Rue des Bains L-1212 Lussemburgo
Luogo nascita: Data di nascita:

A richiesta di:
LA PRESENTE COMUNICAZIONE, CON EFFICACIA FINO AL 16.04.2008
ATTESTA LA PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA
(D. Lgs 24 febbraio 1998, n.58 e D.Lgs 24 giugno 1998 n.213) DEL
NOMINATIVO SOPRA INDICATO CON I SEGUENTI STRUMENTI FINANZIARI:

CODICE	DESCRIZIONE STRUMENTI FINANZIARI	QUANTITA'
IT000106321000	MEDIASET	600.000

SU DETTI STRUMENTI FINANZIARI RISULTANO LE SEGUENTI ANNOTAZIONI:

LA PRESENTE COMUNICAZIONE VIENE EFFETTUATA ALLA SOCIETA' EMITTENTE PER

ASSEMBLEA ORDINARIA E STRAORDINARIA DEGLI AZIONISTI INDETTA A
1 CONV 15/04/08 10.00 VIA CINELANDIA 5 – COLOGNO MONZESE (MI)
2 CONV 16/04/08 10.00 VIA CINELANDIA 5 – COLOGNO MONZESE (MI)

Spett. ....
Vogliate prendere nota che deleg..
A rappresentar........ nella vostra assemblea del .... per le azioni di............pertinenza, di cui al biglietto di ammissione N. .... rilasciato da B.CA FIDEURAM SPA il ....
Approvando pienamente il suo operato.

B.CA FIDEURAM SPA

COMUNICAZIONE PER L'INTERVENTO IN ASSEMBLEA

(Ai sensi dell.art. 2370 cod. civ. e dell' art. 34-bis Regolamento Consob n. 11768/98)

Data di rilascio: 03/04/2008
N. progr. Annuo: 5.900.031
N. progr. Assemblea:

N. d'ordine:
Cod. cliente: 1/230781

PARTECIPANTE: Interfund Equity Europe Consumer Discretionary
Cod. fiscale:
Indirizzo: 17a Rue des Bains L-1212 Lussemburgo
Luogo nascita: Data di nascita:

A richiesta di:
LA PRESENTE COMUNICAZIONE, CON EFFICACIA FINO AL 16.04.2008
ATTESTA LA PARTECIPAZIONE AL SISTEMA DI GESTIONE ACCENTRATA
(D. Lgs 24 febbraio 1998, n.58 e D.Lgs 24 giugno 1998 n.213) DEL
NOMINATIVO SOPRA INDICATO CON I SEGUENTI STRUMENTI FINANZIARI:

CODICE	DESCRIZIONE STRUMENTI FINANZIARI	QUANTITA'
IT000106321000	MEDIASET	45.000

SU DETTI STRUMENTI FINANZIARI RISULTANO LE SEGUENTI ANNOTAZIONI:

LA PRESENTE COMUNICAZIONE VIENE EFFETTUATA ALLA SOCIETA' EMITTENTE PER

ASSEMBLEA ORDINARIA E STRAORDINARIA DEGLI AZIONISTI INDETTA A
1 CONV 15/04/08 10.00 VIA CINELANDIA 5 – COLOGNO MONZESE (MI)
2 CONV 16/04/08 10.00 VIA CINELANDIA 5 – COLOGNO MONZESE (MI)

Spett. ....
Vogliate prendere nota che deleg..
A rappresentar........ nella vostra assemblea del .... per le azioni di...........pertinenza, di cui al biglietto di ammissione N. .... rilasciato da B.CA FIDEURAM SPA il ....
Approvando pienamente il suo operato.

B.CA FIDEURAM SPA

END